603 Page 1 of 11 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme RIO TINTO LTD ACN/ARSN/ABN 96 004 458 404 1. Details of substantial holder (1) Name JPMorgan Chase & Co. and its affiliates ACN/ARSN (if applicable) NA The holder became a substantial holder on 01/July/2026 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person's votes (5) Voting power (6) Ordinary 19,088,697.23 19,088,697.23 5.13% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities JPMORGAN CHASE BANK, N.A. Securities on Loan as Agent Lender 3,743,935 (Ordinary) J.P. MORGAN SECURITIES PLC Holder of securities subject to an obligation to return under a securities lending agreement 6,446,225 (Ordinary) J.P. MORGAN SECURITIES PLC Purchase and sales of securities in its capacity as Principal/Proprietary 364,082.23 (Ordinary) J.P. MORGAN SECURITIES PLC Rehypothecation of client securities under a Prime Brokerage Agreement 5,511 (Ordinary) J.P. MORGAN SECURITIES LLC Rehypothecation of client securities under a Prime Brokerage Agreement 33,612 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Purchase and sales of securities in its capacity as Principal/Proprietary 1,239,740 (Ordinary) EXHIBIT 99.3

603 Page 2 of 11 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Holder of securities subject to an obligation to return under a securities lending agreement 1,401,093 (Ordinary) J.P. MORGAN SE Purchase and sales of securities in its capacity as Principal/Proprietary 69,806 (Ordinary) J.P. MORGAN PRIME INC. Rehypothecation of client securities under a Prime Brokerage Agreement 74 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. In its capacity as investment manager or in various other related capacities 3,501,094 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED In its capacity as investment manager or in various other related capacities 1,048,397 (Ordinary) JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED In its capacity as investment manager or in various other related capacities 33,105 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED In its capacity as investment manager or in various other related capacities 30,666 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED In its capacity as investment manager or in various other related capacities 788,699 (Ordinary) JPMORGAN CHASE BANK, N.A. In its capacity as investment manager or in various other related capacities 382,658 (Ordinary) 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities JPMORGAN CHASE BANK, N.A. JPM Nominees Australia Pty Limited Various Borrowers under the Securities Lending Agreement 3,743,935 (Ordinary) J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited JPM Nominees Australia Pty Limited 6,446,225 (Ordinary)

603 Page 3 of 11 J.P. MORGAN SECURITIES PLC JPM Nominees Australia Pty Limited J.P. MORGAN SECURITIES PLC 364,082.23 (Ordinary) J.P. MORGAN SECURITIES PLC Citi Australia Various Clients and Custodians 5,511 (Ordinary) J.P. MORGAN SECURITIES LLC Citi Australia Various Clients and Custodians 33,612 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd J.P. MORGAN SECURITIES AUSTRALIA LIMITED 1,239,740 (Ordinary) J.P. MORGAN SECURITIES AUSTRALIA LIMITED Ecapital Nominees Pty Ltd Ecapital Nominees Pty Ltd 1,401,093 (Ordinary) J.P. MORGAN SE JPM Nominees Australia Pty Limited J.P. MORGAN SE 69,806 (Ordinary) J.P. MORGAN PRIME INC. Citi Australia Various Clients and Custodians 74 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Brown Brothers Harriman Trustee Services (Ireland ) Limited Various Clients and Custodians 52,467 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 55,827 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank - London Various Clients and Custodians 1,762,323 (Ordinary)

603 Page 4 of 11 J.P. MORGAN INVESTMENT MANAGEMENT INC. STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians 62,930 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. NEXI CAPITAL SPA Various Clients and Custodians 732 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Fidelity Strategic Advisors Various Clients and Custodians 121,537 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Northern Trust Company, Chicago Various Clients and Custodians 50,842 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. THE NORTHERN TRUST COMPANY- LONDON Various Clients and Custodians 13,475 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians 9,787 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. The Bank Of New York Mellon Various Clients and Custodians 39,464 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank, N.A. - Hong Kong Branch Various Clients and Custodians 1,227 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank NA Various Clients and Custodians 808,931 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians 15,665 (Ordinary)

603 Page 5 of 11 J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas (Sydney Branch) Various Clients and Custodians 36,507 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. HSBC Institutional Trust Services (Asia) Limited Various Clients and Custodians 56,915 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BROWN BROTHERS HARRIMAN & CO. Various Clients and Custodians 1,674 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. BNP Paribas, Italian Branch Various Clients and Custodians 1,550 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 359,117 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. JPMorgan Chase Bank, N.A. - Sydney Branch Various Clients and Custodians 47,908 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. J.P. Morgan Securities LLC Various Clients and Custodians 267 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Not Available Various Clients and Custodians 369 (Ordinary) J.P. MORGAN INVESTMENT MANAGEMENT INC. Landesbank Baden-Wurttemberg Various Clients and Custodians 1,580 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Bank Of New York Mellon SA/NV Brussels Various Clients and Custodians 26,822 (Ordinary)

603 Page 6 of 11 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians 318,996 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED STATE STREET GLOBAL MARKETS LLC Various Clients and Custodians 118,784 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED State Street Bank International GmbH Various Clients and Custodians 98,116 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED BNP PARIBAS SECURITIES SERVICES FRANKFURT BRANCH Various Clients and Custodians 79,311 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED CACEIS BANK SA/GERMANY Various Clients and Custodians 20,698 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED J.P. Morgan SE - Luxembourg Branch Various Clients and Custodians 376,198 (Ordinary) JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED CACEIS BANK LUXEMBOURG BRANCH Various Clients and Custodians 9,472 (Ordinary) JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED The Bank Of New York Mellon Various Clients and Custodians 33,105 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians 4,356 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED RBC Dexia Investor Services Trust - London Various Clients and Custodians 1,839 (Ordinary)

603 Page 7 of 11 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED THE NORTHERN TRUST COMPANY- LONDON Various Clients and Custodians 18,961 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED BNP Paribas, Succursale de Luxembourg Various Clients and Custodians 4,617 (Ordinary) JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED The Hongkong And Shanghai Banking Corporation Limited Various Clients and Custodians 893 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Brown Brothers Harriman Trustee Services (Ireland ) Limited Various Clients and Custodians 9,752 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank - London Various Clients and Custodians 4,564 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas Securities Services SCA Various Clients and Custodians 1,402 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Cibc Mellon Global Securities Services Co Toronto Various Clients and Custodians 90,748 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED JPMorgan Chase Bank NA Various Clients and Custodians 434 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY Various Clients and Custodians 9,978 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-HONG KONG BRANCH Various Clients and Custodians 715 (Ordinary)

603 Page 8 of 11 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Brown Brothers Harriman and Co. (Boston) - USE REMAINING SPN 117331 Various Clients and Custodians 29,398 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Desjardins Trust Various Clients and Custodians 9,620 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED BNP Paribas (Sydney Branch) Various Clients and Custodians 440,161 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED STATE STREET BANK & TRUST COMPANY-TORONTO Various Clients and Custodians 10,723 (Ordinary) JPMORGAN ASSET MANAGEMENT (UK) LIMITED Citibank, N.A., Hong Kong Branch Various Clients and Custodians 181,204 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank - London Various Clients and Custodians 379,993 (Ordinary) JPMORGAN CHASE BANK, N.A. JPMorgan Chase Bank NA Various Clients and Custodians 2,665 (Ordinary) ***Please note that J.P. MORGAN SECURITIES LLC also retains a relevant interest in 636 of these shares through a proxy voting delegation agreement 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities See Appendix Cash Non-cash

603 Page 9 of 11 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association J.P. MORGAN SECURITIES AUSTRALIA LIMITED Subsidiary of JPMorgan Chase & Co. J.P. MORGAN INVESTMENT MANAGEMENT INC. Subsidiary of JPMorgan Chase & Co. J.P. MORGAN PRIME INC. Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SE Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES LLC Subsidiary of JPMorgan Chase & Co. J.P. MORGAN SECURITIES PLC Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN ASSET MANAGEMENT (UK) LIMITED Subsidiary of JPMorgan Chase & Co. JPMORGAN CHASE BANK, N.A. Subsidiary of JPMorgan Chase & Co. 7. Addresses The addresses of persons named in this form are as follows: Name Address JPMorgan Chase & Co. 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SECURITIES AUSTRALIA LIMITED LEVEL 18, 83-85 CASTLEREAGH STREET, SYDNEY, NSW 2000, Australia J.P. MORGAN INVESTMENT MANAGEMENT INC. 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN PRIME INC. 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SE TaunusTurm, Taunustor 1, Frankfurt am Main, Frankfurt, 60310, Germany

603 Page 10 of 11 J.P. MORGAN SECURITIES LLC 270 Park Avenue, New York, New York, NY, 10017, United States J.P. MORGAN SECURITIES PLC 25 Bank Street, Canary Wharf, London, E14 5JP, England JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED 19 & 20/F, Chater House, 8 Connaught Road Central, Hong Kong, Hong Kong JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED 42F&43F, 479 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200120, China JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Tokyo Building, 7-3 Marunouchi 2 Chome,Chiyoda-ku, Tokyo, 100 6432, Japan JPMORGAN ASSET MANAGEMENT (UK) LIMITED 60 Victoria Embankment, London, EC4Y0JP, England JPMORGAN CHASE BANK, N.A. 1111 Polaris Parkway, Columbus, Delaware, OH, 43240, United States Signature Print name Vasim Pathan Capacity Compliance Officer Sign here Date 03/July/2026

603 Page 11 of 11 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) S ee the definition of "associate" in section 9 of the Corporations Act 2001. (3) S ee the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) T he voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in. (6) T he person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write "unknown". (9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. EXHIBIT 99.3

TRADES FOR RELEVANT PERIOD Appendix Transaction Date Entity Product Type Type of Transaction Quantity Price (AUD) Consideration Balance at start of relevant period 15,813,821.23 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 169.31 12,190.40$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (164) 169.29 27,764.29$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,895) 169.31 320,833.16$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 166.47 10,820.55$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,107) 169.44 1,034,770.08$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (266) 169.67 45,131.08$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,015) 167.33 1,173,819.95$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 169.44 3,388.80$ 2-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (891) 169.35 150,894.59$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,380) 169.44 403,267.20$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (103) 169.29 17,436.69$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (198) 169.44 33,549.12$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (327) 169.44 55,406.88$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,858) 169.32 483,922.70$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,374) 167.04 2,568,060.66$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,608) 169.38 949,907.15$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 169.44 5,083.20$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (528) 169.44 89,464.32$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 169.44 9,488.64$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,292 169.44 1,574,436.48$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,943 169.44 329,221.92$ 2-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,327 169.44 224,846.88$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,699 169.55 1,135,782.46$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 515 169.58 87,333.08$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 169.77 55,173.86$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,560 169.39 1,111,215.66$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 99 169.88 16,818.37$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 159 169.37 26,929.11$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 878 169.61 148,915.28$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 169.15 6,935.00$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 169.29 5,417.39$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 169.24 6,938.97$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 169.44 3,388.80$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 615 168.90 103,873.36$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,580 167.64 3,450,063.76$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 629 169.57 106,659.70$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,638 169.38 954,990.52$ 2-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (300,000) - -$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (32,293) - -$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (1,583) - -$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (1,732) - -$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (73,879) - -$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (4,083) - -$ 2-Mar-26 J.P. MORGAN SECURITIES PLC Equity Adjustment (1) - -$ 2-Mar-26 J.P. MORGAN SECURITIES PLC Equity Adjustment (5) - -$ 2-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (6,234) - -$ 2-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Sell (228) 166.47 37,955.16$ 2-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (304) 166.47 50,606.88$ 2-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Sell (2,933) 166.47 488,256.51$ 2-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 17 166.47 2,829.99$ 2-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 49 166.47 8,157.03$ 2-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 63 169.44 10,674.72$ 2-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 16 166.47 2,663.52$ 2-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 386 169.44 65,403.84$ 2-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (839) 169.44 142,160.16$ 2-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,833) - -$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,001) 165.37 165,535.37$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,452) 165.37 1,893,817.24$ 3-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (212) 165.37 35,058.44$ 3-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (736) 165.37 121,712.32$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (804) 165.37 132,957.48$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,365) 165.37 1,548,690.05$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,936) 165.37 485,526.32$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (113) 167.26 18,900.49$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (796) 168.37 134,018.54$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 165.37 16,537.00$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 165.37 496.11$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,384) 169.44 2,267,784.96$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 165.37 4,961.10$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (236) 168.32 39,722.79$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (234) 168.32 39,386.15$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 165.92 41,481.23$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 165.37 3,638.14$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,621) 165.37 268,064.77$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 166.67 999.99$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 166.84 13,513.75$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (428) 165.37 70,778.36$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (502) 166.55 83,609.20$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (42) 165.89 6,967.26$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (824) 165.50 136,368.51$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 166.14 16,779.77$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 165.37 15,875.52$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 165.37 1,157.59$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (195) 165.37 32,247.15$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (177) 165.37 29,270.49$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (938) 165.37 155,117.06$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (543) 165.37 89,795.91$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,860) 165.37 307,588.20$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,336) 165.37 220,934.32$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (178) 165.37 29,435.86$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,048 165.37 834,787.76$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 168.52 1,853.67$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 168.64 1,517.76$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 165.86 2,487.90$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 280 165.87 46,444.17$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 165.87 12,606.40$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,628 166.21 1,267,852.51$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 166.98 26,717.23$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 415 167.08 69,339.16$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,600 167.56 2,613,913.15$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 831 166.63 138,468.74$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 165.37 496.11$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 165.37 4,961.10$ 3-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 999 168.68 168,507.62$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,545 165.85 587,922.99$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 243 167.06 40,594.46$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 68 167.54 11,393.05$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,854 165.37 802,705.98$ 3-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 967 165.58 160,115.57$ 3-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 290 166.35 48,241.41$ 3-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 1,129 166.25 187,692.41$ 3-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 796 166.25 132,332.29$ 3-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 40 166.13 6,645.15$ 3-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 31 166.13 5,149.99$ 3-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 1,425 166.25 236,901.41$ 3-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 404 166.25 67,163.63$ 3-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (911) 168.00 153,048.00$ 3-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (5,330) 168.00 895,440.00$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (909) 162.70 147,894.30$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (464) 162.70 75,492.80$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 163.69 7,202.26$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (153) 163.23 24,973.63$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,200) 162.44 194,931.39$ 4-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,107) 162.70 180,108.90$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,039) 162.70 982,545.30$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 162.70 4,718.30$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31,089) 165.37 5,141,187.93$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (951) 165.37 157,266.87$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 162.70 15,619.20$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,175) 162.70 191,172.50$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 163.16 326.31$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (722) 162.70 117,469.40$ 1/45

TRADES FOR RELEVANT PERIOD Appendix 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,898) 162.70 308,804.60$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (66) 162.70 10,738.20$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 161.00 12,075.00$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (187) 162.70 30,424.90$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,923) 162.70 312,872.10$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,351) 162.70 219,807.70$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (392) 162.70 63,778.40$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (216) 162.70 35,143.20$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 162.70 13,016.00$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (259) 162.70 42,139.30$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (259) 162.70 42,139.30$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 162.70 650.80$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 162.70 4,067.50$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 162.70 3,904.80$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 162.70 1,301.60$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 162.70 2,765.90$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,988 162.70 811,547.60$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 161.00 5,635.00$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 298 163.14 48,614.34$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 163.07 26,091.62$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,685 162.84 1,088,557.43$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 161.00 5,313.00$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,796 162.70 2,732,709.20$ 4-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 153 162.70 24,893.10$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,431 162.70 558,223.70$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 425 163.01 69,279.60$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 162.88 3,257.63$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 162.70 4,718.30$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,124 162.72 182,902.23$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,259 162.72 2,157,562.89$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,125 162.72 1,322,135.79$ 4-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 3,557 162.63 578,485.23$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,553 162.68 1,066,046.51$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,351 162.70 219,807.70$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 688 162.70 111,937.60$ 4-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 187 162.70 30,424.90$ 4-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (63) 162.70 10,250.10$ 4-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (810) - -$ 4-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (331) 162.70 53,853.70$ 4-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (361) 162.70 58,734.70$ 4-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,348 - -$ 4-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (673) 162.70 109,497.10$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (293) 163.39 47,873.27$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,733) 163.63 447,196.88$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,685) 164.05 768,562.18$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (386) 162.34 62,664.10$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (184) 163.35 30,055.83$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (724) 164.49 119,090.24$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (814) 164.58 133,968.12$ 5-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (147) 164.58 24,193.26$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,760) 164.58 454,240.80$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 164.58 18,762.12$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,011) 164.58 330,970.38$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,404) 164.58 724,810.32$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 162.70 14,317.60$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (652) 162.70 106,080.40$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,085) 164.58 836,889.30$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,862) 164.58 1,293,927.96$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (287) 164.58 47,234.46$ 5-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (820) 162.00 132,837.95$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 164.58 31,599.36$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67) 163.49 10,953.78$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,597) 164.46 591,556.98$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,224) 162.73 199,186.42$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (780) 163.05 127,181.73$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,152) 164.58 1,012,496.16$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 164.58 18,762.12$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,482) 164.58 737,647.56$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,198) 164.58 361,746.84$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 422 164.61 69,466.65$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,217 163.20 4,441,716.72$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 203 162.98 33,084.36$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 652 163.26 106,448.49$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 88 163.00 14,344.00$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 159 163.86 26,053.44$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32,675 164.50 5,375,126.11$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 225 164.12 36,926.39$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 164.13 8,206.38$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,117 164.12 183,324.77$ 5-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 3,280 164.58 539,822.40$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,760 164.58 454,240.80$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 164.58 18,762.12$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 164.58 987.48$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,011 164.58 330,970.38$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,470 162.46 563,740.71$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,955 162.80 969,455.47$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,632 163.78 2,724,024.72$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,848 162.76 1,928,386.85$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 287 164.58 47,234.46$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 163.55 2,453.19$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 164.58 28,966.08$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,409 164.57 1,054,722.48$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 163.41 326.82$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,794 164.58 1,118,156.52$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,507 164.58 412,602.06$ 5-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,903 163.25 473,903.72$ 5-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,600) 160.44 256,704.00$ 5-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 214 160.44 34,334.16$ 5-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (939) 160.44 150,653.16$ 5-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 5,055 - -$ 5-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (192) 164.58 31,599.36$ 5-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 5-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 60,000 - -$ 5-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 290,000 - -$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (745) 164.58 122,612.10$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (590) 158.67 93,615.30$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,067) 158.67 645,310.89$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,519) 158.67 2,145,059.73$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,894) 158.67 4,267,270.98$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 158.67 18,088.38$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 158.67 2,538.72$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (320) 158.67 50,774.40$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (462) 156.78 72,432.29$ 6-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (75) 158.67 11,900.25$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,244) 164.58 1,685,957.52$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (307) 158.67 48,711.69$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,420) 158.67 225,311.40$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (408) 158.67 64,737.36$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,003) 158.67 159,146.01$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (312) 158.67 49,505.04$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 157.02 4,710.60$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,380) 158.67 377,634.60$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,434) 158.67 2,607,582.78$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (68) 158.67 10,789.56$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,727) 158.67 274,023.09$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (664) 158.67 105,356.88$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (681) 157.62 107,336.77$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,482) 157.61 391,199.44$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,078) 157.61 1,903,652.23$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,494) 157.61 1,338,765.67$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,916) 157.61 1,405,274.83$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29,198) 157.61 4,601,987.29$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,224) 157.61 3,345,178.31$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,216) 157.61 2,398,242.45$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 745 164.58 122,612.10$ 2/45

TRADES FOR RELEVANT PERIOD Appendix 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 351 157.23 55,189.38$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 156.72 783,600.00$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 308 156.91 48,327.75$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 522 156.19 81,529.14$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,781 156.42 1,373,515.33$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 158.67 2,538.72$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 158.67 18,088.38$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 158.67 3,014.73$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 320 158.67 50,774.40$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 158.67 13,328.28$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,979 157.36 783,504.99$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 156.94 3,295.72$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,595 155.34 1,645,806.00$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 432 156.10 67,435.90$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 200 157.75 31,550.66$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 972 157.02 152,623.44$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,467 158.67 2,136,808.89$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,675 157.40 421,055.06$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,314 157.39 206,816.24$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 391 157.32 61,511.96$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,043 157.45 321,674.53$ 6-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,097 156.85 172,063.57$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,380 158.67 377,634.60$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24,402 157.51 3,843,448.33$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65,663 157.75 10,358,044.74$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,338 157.47 1,942,912.00$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,795 158.67 284,812.65$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 157.02 4,710.60$ 6-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,434 158.67 2,607,582.78$ 6-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 43 157.02 6,751.86$ 6-Mar-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (49) 154.51 7,571.10$ 6-Mar-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (89) 154.51 13,751.59$ 6-Mar-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (80) 154.51 12,360.98$ 6-Mar-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (223) 154.51 34,456.24$ 6-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 173 157.02 27,164.46$ 6-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (4,587) 154.71 709,675.87$ 6-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 4,791 157.02 752,282.82$ 6-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 92 157.02 14,445.84$ 6-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 556 157.02 87,303.12$ 6-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 152.68 17,405.52$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 152.68 2,442.88$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (130) 152.68 19,848.40$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (156) 152.68 23,818.08$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75,185) 152.68 11,479,245.80$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,789) 152.68 2,257,984.52$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,442) 153.50 374,847.00$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (261) 152.68 39,849.48$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 152.00 760,000.00$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (356) 151.87 54,065.28$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (302) 152.68 46,109.36$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (293) 152.68 44,735.24$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (352) 152.68 53,743.36$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 152.68 23,512.72$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,355) 151.79 205,677.21$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 153.50 2,763.00$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (90) 152.68 13,741.20$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,918) 152.68 903,560.24$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,863) 152.68 2,421,962.84$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (161) 152.68 24,581.48$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,230) 152.68 3,088,716.40$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 152.68 1,068.76$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (157) 152.68 23,970.76$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 152.68 42,139.68$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (282) 152.68 43,055.76$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,900) 152.18 745,667.79$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (135) 152.68 20,611.80$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (772) 152.68 117,868.96$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 152.68 16,489.44$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 152.68 16,947.48$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,505 151.70 228,314.80$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 243 151.80 36,888.22$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,090 151.89 1,076,866.04$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 152.68 2,442.88$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 152.68 17,405.52$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 156 152.68 23,818.08$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 201 153.50 30,853.50$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,053 152.68 466,132.04$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,215 152.68 1,864,986.20$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,054 152.68 466,284.72$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 152.00 17,023.50$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,000 151.97 4,559,133.06$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 302 152.68 46,109.36$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,806 153.17 276,629.90$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,230 152.68 3,088,716.40$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,129 152.63 2,003,889.17$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 178 151.96 27,048.73$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,522 152.30 993,314.98$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,411 152.64 1,436,456.88$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 161 152.68 24,581.48$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,551 152.68 236,806.68$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (46,000) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (74,013) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,000) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (50,443) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15,962) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (19,864) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,100) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,184) - -$ 9-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (3,312) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,518) - -$ 9-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (428) - -$ 9-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 701 153.57 107,651.94$ 9-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 34 153.57 5,221.35$ 9-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Sell (107) 153.50 16,424.50$ 9-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (226) 153.50 34,691.00$ 9-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,729 - -$ 9-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 110,000 - -$ 9-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,418 - -$ 9-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (345) - -$ 9-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,200 - -$ 9-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 314 - -$ 9-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 57,000 - -$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 154.78 17,644.92$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (433) 153.61 66,513.13$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,151) 153.61 484,025.11$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,937) 153.61 1,219,202.57$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,706) 153.61 3,948,698.66$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,257) 153.61 346,697.77$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 153.61 42,396.36$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,670) 153.61 563,748.70$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (509) 154.06 78,414.60$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,000) 155.03 3,100,634.50$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (236) 154.11 36,370.50$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 153.71 461.12$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (130) 155.02 20,152.67$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (759) 154.11 116,970.09$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (109) 153.86 16,770.84$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 154.19 2,312.90$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (139) 153.98 21,402.72$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (962) 153.69 147,845.81$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (4) 153.88 615.52$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (23) 153.46 3,529.52$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (61) 153.84 9,383.96$ 3/45

TRADES FOR RELEVANT PERIOD Appendix 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (145) 153.61 22,273.45$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (2,372) 153.61 364,362.92$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (2,046) 153.61 314,286.06$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (75) 153.61 11,520.75$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (34) 153.61 5,222.74$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (617) 153.61 94,777.37$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (6) 153.89 923.34$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 152.68 1,374.12$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 152.68 763,400.00$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 139.89 6,994.61$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 153.61 47,311.88$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 153.61 47,311.88$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 153.99 5,543.54$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (399) 153.61 61,290.39$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,282) 154.19 1,893,759.91$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,162) 153.61 178,494.82$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,182) 153.61 335,177.02$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (184) 153.61 28,264.24$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 153.61 6,144.40$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (628) 153.61 96,467.08$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 153.61 8,448.55$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 154.78 17,644.92$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 130 154.78 20,121.40$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,398 153.61 368,356.78$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,151 153.61 484,025.11$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,257 153.61 346,697.77$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 276 153.61 42,396.36$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 337 153.86 51,850.24$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,611 153.49 247,279.91$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 154.28 2,005.62$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,044 153.87 160,641.95$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29,132 153.61 4,474,966.52$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 98 154.06 15,097.89$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 154.08 4,930.56$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 56 154.03 8,625.59$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 65 153.61 9,984.65$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 168 154.18 25,902.71$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,887 153.81 1,828,372.23$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,262 153.64 654,816.76$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,621 153.91 249,480.75$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 650 154.50 100,428.06$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 211 153.61 32,411.71$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 153.88 307.76$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,446 153.61 682,962.24$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 154.04 308.08$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 852 153.61 130,875.72$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,746 154.20 1,657,033.20$ 10-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,325 154.20 204,315.00$ 10-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,660) - -$ 10-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 32 154.20 4,934.40$ 10-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,337) 153.61 205,376.57$ 10-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (7,515) 153.66 1,154,770.68$ 10-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (575) 154.20 88,665.00$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,200 - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 68,611 - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (53,000) - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,001) - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,915) - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,315) - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (167,069) - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,318) - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,188 - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 44,801 - -$ 10-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,000 - -$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 155.30 17,704.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,534) 155.30 238,230.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,131) 155.30 175,644.30$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,590) 155.30 1,955,227.00$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,142) 155.30 2,972,752.60$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (153) 154.83 23,689.05$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (217) 154.43 33,511.34$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (166) 154.30 25,613.80$ 11-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (439) 155.30 68,176.70$ 11-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (2,496) 154.42 385,434.82$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 155.30 23,916.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,380) 155.30 214,314.00$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (283) 155.30 43,949.90$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 155.30 8,230.90$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,237) 154.68 191,333.57$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,895) 155.24 759,910.14$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,165) 154.67 489,545.28$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 155.30 2,174.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,272) 155.30 197,541.60$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 155.30 16,772.40$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 155.30 4,969.60$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 155.30 2,174.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (248) 155.30 38,514.40$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 155.30 37,737.90$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (261) 155.30 40,533.30$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 155.30 29,817.60$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,281) 154.30 197,658.30$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 155.30 52,180.80$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,563 155.30 242,733.90$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 606 155.30 94,111.80$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,534 155.30 238,230.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 155.30 17,704.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 155.30 621.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,131 155.30 175,644.30$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 154.70 7,735.03$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,951 154.83 2,005,173.54$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 480 154.89 74,348.04$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,000 154.41 1,544,113.33$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,053 155.30 474,130.90$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 383 155.30 59,479.90$ 11-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 7,457 155.30 1,158,072.10$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 762 155.32 118,356.35$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,070 154.54 783,494.70$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,382 154.47 676,886.23$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 357 154.48 55,149.81$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,677 154.45 413,462.93$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,370 155.16 522,872.35$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 155.30 2,174.20$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,191 155.30 184,962.30$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,106 154.93 1,255,826.91$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,455 155.07 845,880.50$ 11-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 402 155.30 62,430.60$ 11-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 218 154.30 33,637.40$ 11-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 213 154.30 32,865.90$ 11-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,695 154.30 261,538.50$ 11-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (5,081) 154.11 783,008.01$ 11-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 157 154.30 24,225.10$ 11-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (191) 154.30 29,471.30$ 11-Mar-26 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Sell (13,422) 154.85 2,078,377.91$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 38,813 - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,482) - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (39,172) - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,074) - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,174) - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,151) - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,080) - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 71,800 - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,898 - -$ 11-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,633) - -$ 4/45

TRADES FOR RELEVANT PERIOD Appendix 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (224) 153.31 34,341.44$ 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (32) 153.31 4,905.92$ 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (499) 153.31 76,501.69$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,189) 153.09 182,024.01$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 153.09 17,452.26$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (804) 153.09 123,084.36$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,677) 153.09 1,634,541.93$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24,490) 153.09 3,749,174.10$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (444) 153.09 67,971.96$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 152.39 2,590.60$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 158.01 790,050.00$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (234) 153.09 35,823.06$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 153.09 23,575.86$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 152.74 2,443.81$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (325) 153.09 49,754.25$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,703) 153.09 566,892.27$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,818) 153.09 1,656,127.62$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 153.09 5,664.33$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 153.09 2,143.26$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,264) 153.09 193,505.76$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (118) 153.09 18,064.62$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,176) 153.09 180,033.84$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (304) 153.09 46,539.36$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 153.09 14,696.64$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (576) 153.09 88,179.84$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 153.09 7,348.32$ 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 24 153.31 3,679.44$ 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 15 153.11 2,296.58$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,451 153.09 681,403.59$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 804 153.09 123,084.36$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 153.09 17,452.26$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 153.09 153.09$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 444 153.09 67,971.96$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 212 153.20 32,478.44$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,953 153.09 452,074.77$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,477 153.09 3,287,913.93$ 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 31 153.97 4,772.96$ 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 191 154.01 29,415.87$ 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 10 153.99 1,539.90$ 12-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 36 153.09 5,511.24$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 152.99 12,850.85$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,991 153.35 1,225,435.55$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 90 153.35 13,801.68$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 153.09 49,754.25$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,484 153.09 2,217,355.56$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 152.27 304.54$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,862 153.09 438,143.58$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,173 153.09 179,570.58$ 12-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 153.09 5,664.33$ 12-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (198) 153.78 30,448.44$ 12-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (5,331) 153.05 815,891.96$ 12-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (9,687) 153.05 1,482,563.38$ 12-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 37 153.78 5,689.86$ 12-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (25) 153.78 3,844.50$ 12-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (462) - -$ 12-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (15,065) 153.05 2,305,648.54$ 12-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,537) - -$ 12-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,000 - -$ 12-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,457 - -$ 12-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (284,367) - -$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (73) 158.19 11,548.22$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (519) 157.75 81,872.25$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,240) 158.04 986,161.53$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,115) 157.89 176,047.35$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (137) 157.89 21,630.93$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,032) 157.89 2,531,292.48$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 141.21 21,181.46$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 143.30 11,464.21$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 153.41 767,036.32$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (552) 157.35 86,857.80$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 157.46 17,635.54$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,203) 153.09 796,527.27$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,849) 153.09 1,354,693.41$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 153.75 38,437.50$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 157.89 2,210.46$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 157.54 1,260.32$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 157.69 1,734.63$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,108) 157.89 332,832.12$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (248) 157.89 39,156.72$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,120) 157.81 2,386,029.62$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (140) 158.14 22,139.43$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (280) 157.64 44,139.06$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 157.89 2,526.24$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 157.89 34,735.80$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 157.89 4,894.59$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 799 157.89 126,154.11$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,548 157.89 1,507,533.72$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 137 157.89 21,630.93$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 153.75 47,047.50$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 163 153.38 25,000.32$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,006 156.98 471,885.03$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 377 157.17 59,252.73$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,565 157.69 246,790.74$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 420 157.74 66,250.69$ 13-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,343 157.89 369,936.27$ 13-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 194 157.89 30,630.66$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,025 157.22 161,146.41$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73 157.28 11,481.51$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,087 157.92 329,582.33$ 13-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 529 155.68 82,354.46$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 242 153.75 37,207.50$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,341 157.67 211,429.84$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,655 157.50 418,157.99$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 251 157.89 39,630.39$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,957 157.89 2,203,670.73$ 13-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 28,000 - -$ 13-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 50,000 - -$ 13-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 49,153 - -$ 13-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 37,147 - -$ 13-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,861) 154.70 287,896.70$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,408) 154.70 2,074,217.60$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 154.70 17,635.80$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,673) 154.70 568,213.10$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,738) 154.70 423,568.60$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 154.70 309.40$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (91) 154.70 14,077.70$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (137) 153.73 21,061.01$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (138) 154.96 21,384.51$ 16-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (90) 154.70 13,923.00$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (908) 154.70 140,467.60$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (101) 154.70 15,624.70$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,859) 157.89 293,517.51$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (347) 157.89 54,787.83$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (325) 154.70 50,277.50$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 154.70 3,094.00$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 154.70 16,707.60$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 154.70 8,663.20$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57) 154.70 8,817.90$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 154.03 5,699.23$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 93 154.21 14,341.48$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,454 154.60 843,167.06$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,673 154.70 568,213.10$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 154.70 154.70$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 154.70 17,635.80$ 5/45

TRADES FOR RELEVANT PERIOD Appendix 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,738 154.70 423,568.60$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 154.70 309.40$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91 154.70 14,077.70$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,239 154.61 1,119,249.36$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,900 154.50 448,038.30$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,726 154.72 267,048.25$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 894 154.70 138,301.80$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 154.91 774.56$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 154.70 11,911.90$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,899 154.45 756,639.39$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,157 154.19 332,582.22$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 154.12 7,397.96$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 154.47 3,243.97$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 809 154.70 125,152.30$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,790 154.48 739,952.18$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 101 154.70 15,624.70$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 75 154.70 11,602.50$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 56 154.70 8,663.20$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 382 154.70 59,095.40$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 154.70 5,105.10$ 16-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 154.70 3,094.00$ 16-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 327 153.73 50,269.71$ 16-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 53 153.73 8,147.69$ 16-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (123) 153.73 18,908.79$ 16-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,132 - -$ 16-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 827,200 - -$ 16-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,000 - -$ 16-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 782 - -$ 16-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 814 - -$ 16-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 937 - -$ 16-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 452 - -$ 16-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,165 - -$ 16-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,875 - -$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,099) 155.18 636,082.82$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 155.18 8,224.54$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 157.19 23,578.95$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (167) 155.95 26,043.52$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 156.45 11,734.01$ 17-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (86) 155.18 13,345.48$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (529) 155.18 82,090.22$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (312) 155.18 48,416.16$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (234) 155.18 36,312.12$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (689) 155.18 106,919.02$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 158.45 2,535.20$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,688) 155.98 4,006,853.65$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,823) 155.75 3,243,283.18$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,120) 156.36 331,477.16$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,056) 155.18 474,230.08$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,299) 155.18 977,478.82$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (177) 155.18 27,466.86$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (462) 155.18 71,693.16$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 155.18 8,690.08$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 155.18 155.18$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 155.18 29,794.56$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,410 155.18 373,983.80$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 330 155.18 51,209.40$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,130 155.18 175,353.40$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,474 155.18 694,275.32$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 155.18 8,224.54$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,945 155.70 302,843.81$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 155.38 155.38$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 156.32 2,032.16$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45,772 155.18 7,103,019.75$ 17-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 22 155.18 3,413.96$ 17-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 11 155.18 1,706.98$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 502 155.20 77,912.05$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 388 155.20 60,218.87$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 158.45 1,267.60$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 898 155.49 139,629.48$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 562 155.27 87,263.48$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 695 155.18 107,850.10$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,710 155.18 1,196,437.80$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,056 155.18 474,230.08$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36,514 156.12 5,700,576.63$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,896 155.18 1,690,841.28$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 315 156.50 49,298.38$ 17-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (111,748) - -$ 17-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (33,557) - -$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (54,000) - -$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (28,000) - -$ 17-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 54,000 - -$ 17-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (958) 157.52 150,901.09$ 17-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 154 155.18 23,897.72$ 17-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (45,145) 155.18 7,005,601.10$ 17-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 278 158.45 44,049.10$ 17-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 22 158.45 3,485.90$ 17-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,546) 155.18 395,088.28$ 17-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (3,157) 155.18 489,903.26$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (585) - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,555 - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,152 - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,601 - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 37,891 - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,078 - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,261 - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,128 - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (260,000) - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,128) - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 166,000 - -$ 17-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,000 - -$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (228) 156.38 35,654.64$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 155.41 8,236.51$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 156.36 24,704.52$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (377) 155.87 58,763.97$ 18-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (86) 156.38 13,448.68$ 18-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (104) 155.96 16,220.17$ 18-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (251) 156.05 39,167.59$ 18-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (34) 156.24 5,312.03$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,376) 156.38 371,558.88$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (890) 155.18 138,110.20$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (68) 155.18 10,552.24$ 18-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (515) 155.38 80,021.78$ 18-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 156.38 156.38$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 155.98 2,807.63$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 155.96 7,174.04$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 156.38 3,283.98$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 155.95 2,807.16$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 156.38 10,946.60$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 156.38 2,814.84$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,638) 156.15 1,505,020.93$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 156.38 25,333.56$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 91,615 155.18 14,216,815.70$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,672 156.38 261,467.36$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,636 156.38 568,597.68$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,291 156.38 358,266.58$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61,077 155.18 9,477,928.86$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 156.47 156.47$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 81 156.38 12,666.78$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 156.05 10,923.32$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 155.95 2,807.16$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,656 156.16 1,507,836.15$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 315 156.30 49,233.71$ 18-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 156.05 312.10$ 18-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (301) 155.80 46,895.80$ 18-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,172 155.80 182,597.60$ 6/45

TRADES FOR RELEVANT PERIOD Appendix 18-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 709 155.80 110,462.20$ 18-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 579 155.80 90,208.20$ 18-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 38 155.80 5,920.40$ 18-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (146) 155.80 22,746.80$ 18-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (247) 155.80 38,482.60$ 18-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,695 - -$ 18-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,390 - -$ 18-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 18-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7) - -$ 18-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 37,600 - -$ 18-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (108,305) - -$ 18-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,290 - -$ 18-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 350,000 - -$ 18-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 60,000 - -$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 152.88 17,428.32$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (83) 152.88 12,689.04$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,399) 156.38 2,564,475.62$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,718) 156.38 425,040.84$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (763) 151.35 115,480.05$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,100) 151.35 317,835.00$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,169) 151.35 630,978.15$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (371) 154.50 57,319.50$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (83) 153.06 12,703.75$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,581) 151.35 693,334.35$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,311) 151.83 199,048.12$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 151.69 7,584.68$ 19-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (54) 151.35 8,172.90$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,000) 156.00 312,000.00$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,000) 152.00 304,000.00$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,000) 144.01 2,160,150.00$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,367) 156.38 2,715,851.46$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (576) 151.49 87,257.89$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,071) 151.74 617,740.04$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 151.86 6,833.60$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,249) 151.52 340,773.79$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,887) 151.35 285,597.45$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (265) 151.35 40,107.75$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (174) 151.35 26,334.90$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 151.35 36,778.05$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 83 152.88 12,689.04$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 152.88 17,428.32$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,399 156.38 2,564,475.62$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,718 156.38 425,040.84$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 151.11 5,590.99$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,806 151.29 575,797.82$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,954 151.45 1,507,531.02$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,652 154.50 409,734.00$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 371 154.50 57,319.50$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,000 132.01 2,772,210.00$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 151.18 453.55$ 19-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 53 151.35 8,021.55$ 19-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 779 152.80 119,031.28$ 19-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 16 151.35 2,421.60$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 236 151.54 35,764.11$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 265 151.35 40,107.75$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 707 151.39 107,030.21$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 151.53 7,576.54$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,729 151.70 869,088.73$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 636 151.35 96,258.60$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,887 151.35 285,597.45$ 19-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 20,000 - -$ 19-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 19 154.50 2,935.50$ 19-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,421) 154.34 219,323.96$ 19-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 181 154.50 27,964.50$ 19-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,533 154.50 236,848.50$ 19-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 8,475 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 300 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 389 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 179 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,315 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,252 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,953 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,000 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,000) - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,899 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,907 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,000 - -$ 19-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 145,000 - -$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (259) 151.35 39,199.65$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,622) 146.92 238,304.24$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (900) 146.92 132,228.00$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 148.06 10,216.14$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,725) 146.70 399,748.37$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 146.92 11,900.52$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 146.80 28,185.47$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,668) 146.92 2,889,622.56$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (359) 147.04 52,787.06$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (23) 146.92 3,379.16$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (212) 146.92 31,147.04$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,372) 146.92 1,964,614.24$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 146.92 16,748.88$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (174) 146.92 25,564.08$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 146.92 1,909.96$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (278) 146.92 40,843.76$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 146.92 16,748.88$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (281) 146.92 41,284.52$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,703) 151.35 3,284,749.05$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,930) 151.35 746,155.50$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (51,092) 146.92 7,506,436.64$ 20-Mar-26 J.P. MORGAN SE Equity Sell (32,503) 146.92 4,775,340.76$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (126) 146.06 18,403.59$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 146.92 29,971.68$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 146.92 16,014.28$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (327) 146.92 48,042.84$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,187) 146.88 1,496,290.39$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (118,834) 146.92 17,459,091.28$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,889) 146.92 2,628,251.88$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,412) 146.92 942,051.04$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (262) 146.92 38,493.04$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (54,164) 146.92 7,957,774.88$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,202) 146.92 176,597.84$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,180) 146.92 467,205.60$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 146.92 15,867.36$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (304) 146.92 44,663.68$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (432) 146.92 63,469.44$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (647) 146.92 95,057.24$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 259 151.35 39,199.65$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,186 146.92 174,247.12$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 305 148.06 45,158.30$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,727 146.19 252,466.40$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 259 146.15 37,852.89$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,930 146.85 723,990.70$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 146.99 440.97$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 146.92 10,137.48$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 278 147.51 41,008.35$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,821 146.92 267,541.32$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 8,176 146.92 1,201,217.92$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 888 146.92 130,464.96$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 104 146.92 15,279.68$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,140 146.92 167,488.80$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 72 146.92 10,578.24$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 8,475 146.92 1,245,147.00$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 4,173 146.92 613,097.16$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 4,357 146.92 640,130.44$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,183 146.92 173,806.36$ 7/45

TRADES FOR RELEVANT PERIOD Appendix 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 212 146.92 31,147.04$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 146.45 1,464.45$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 440 146.11 64,286.86$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 63 145.93 9,193.87$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 146.92 16,748.88$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,089 146.92 894,595.88$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 174 146.92 25,564.08$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 146.92 1,909.96$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 278 146.92 40,843.76$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 146.92 16,748.88$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 281 146.92 41,284.52$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 959 146.91 140,891.16$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,647 146.24 240,865.02$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32,503 146.92 4,775,340.76$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 60,653 146.92 8,911,030.43$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 412 146.92 60,531.04$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,035 146.92 298,982.20$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 271 146.92 39,815.32$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,801 146.92 264,602.92$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,481 146.92 1,246,028.52$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,813 146.92 2,176,325.96$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,373 146.92 348,641.16$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,030 146.92 298,247.60$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,457 146.92 654,822.44$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,143 146.92 1,490,209.56$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 152 146.92 22,331.84$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 220 146.92 32,322.40$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,309 146.92 779,998.28$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 816 146.92 119,886.72$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,771 146.92 700,955.32$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,587 146.92 673,922.04$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,400 146.92 205,688.00$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,200 146.83 616,680.54$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51,092 146.92 7,506,436.64$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,868 146.92 274,446.56$ 20-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,200 - -$ 20-Mar-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Sell (53,000) - -$ 20-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 332 146.92 48,777.44$ 20-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 141 146.92 20,715.72$ 20-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (217) 148.06 32,129.02$ 20-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 188 146.92 27,620.96$ 20-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,705) 146.92 397,418.60$ 20-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 292 146.92 42,900.64$ 20-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 62 148.06 9,179.72$ 20-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 122 146.92 17,924.24$ 20-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5 146.92 734.60$ 20-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 50,000 - -$ 20-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 300,000 - -$ 20-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,152) - -$ 20-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,857) - -$ 20-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,000 - -$ 20-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 308,000 - -$ 20-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,000) - -$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 146.92 11,900.52$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 146.92 2,938.40$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (635) 144.41 91,700.35$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (464) 144.41 67,006.24$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,223) 144.16 176,307.68$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 143.13 715.63$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,595) 144.08 950,208.67$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (95) 143.69 13,650.58$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (56) 144.41 8,086.96$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (32) 144.41 4,621.12$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41) 144.41 5,920.81$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,284) 146.92 1,217,085.28$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 146.92 17,630.40$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (440) 144.41 63,540.40$ 23-Mar-26 J.P. MORGAN SE Equity Sell (5,410) 144.41 781,258.10$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,903) 144.24 1,428,450.31$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (443) 144.24 63,900.18$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (234) 144.41 33,791.94$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,744) 144.41 251,851.04$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (76) 144.41 10,975.16$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 144.41 31,481.38$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,904) 144.41 419,366.64$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (549) 143.87 78,986.39$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,410) 144.41 781,258.10$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 144.41 15,596.28$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (480) 144.41 69,316.80$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (744) 144.41 107,441.04$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 146.92 3,819.92$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,300 142.60 185,378.30$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,882 144.41 1,138,239.62$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34,837 144.41 5,030,811.17$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 144.09 10,950.57$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,460 144.41 355,248.60$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 364 144.41 52,565.24$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 801 143.91 115,275.19$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,284 143.84 1,191,585.82$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,791 144.41 2,569,198.31$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,487 144.41 359,147.67$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 378 144.41 54,586.98$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 317 143.94 45,630.38$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 143.91 7,339.18$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 144.41 5,920.81$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,077 146.92 2,068,192.84$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,646 143.22 235,739.96$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,410 144.41 781,258.10$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,437 144.29 2,371,734.87$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 68 143.48 9,756.85$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46 144.09 6,628.04$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 852 144.41 123,037.32$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (300,000) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (57,309) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (38,252) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (33,877) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,945) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (17,862) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,747) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (29,401) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,579) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,920) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,102) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,468) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,537) - -$ 23-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,031) - -$ 23-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (2,200) - -$ 23-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,080) - -$ 23-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (4,854) 144.16 699,752.64$ 23-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 23-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,000 - -$ 23-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,163 - -$ 23-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 128,000 - -$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 148.67 3,122.07$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (520) 147.56 76,731.20$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (831) 147.56 122,622.36$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (688) 147.56 101,521.28$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,131) 147.56 1,642,490.36$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 147.56 49,580.16$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,260) 147.56 185,925.60$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 147.67 2,658.06$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 148.46 890.73$ 24-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (75) 147.56 11,067.00$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 139.89 6,994.61$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,172) 144.41 1,613,348.52$ 8/45

TRADES FOR RELEVANT PERIOD Appendix 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (200) 144.41 28,882.00$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (198) 149.24 29,549.44$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (577) 147.56 85,142.12$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,872) 147.56 571,352.32$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (344) 147.56 50,760.64$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 148.31 1,483.07$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 147.56 7,525.56$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,366) 148.65 946,308.58$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 147.56 2,213.40$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (348) 147.56 51,350.88$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 147.56 16,084.04$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 147.56 14,165.76$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (316) 147.56 46,628.96$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (471) 147.56 69,500.76$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,984) 148.40 442,815.16$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 148.67 3,122.07$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 831 147.56 122,622.36$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 688 147.56 101,521.28$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,608 147.56 827,516.48$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 336 147.56 49,580.16$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,740 148.44 555,150.37$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,834 149.35 273,907.90$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 137 148.93 20,402.75$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 148.26 3,113.47$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,172 147.64 1,649,387.37$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 200 148.68 29,736.00$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 204 147.56 30,102.24$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 93 148.06 13,769.12$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,587 147.56 676,857.72$ 24-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 95 147.56 14,018.20$ 24-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 391 147.56 57,695.96$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 389 148.48 57,760.55$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,851 149.35 575,146.85$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 480 147.56 70,828.80$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 979 147.56 144,461.24$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 393 147.56 57,991.08$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,549 147.78 228,910.48$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,228 148.15 626,379.90$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,614 147.56 533,281.84$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 636 147.56 93,848.16$ 24-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 149.35 4,032.45$ 24-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,000 - -$ 24-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 237 - -$ 24-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,464 - -$ 24-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,282 - -$ 24-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 1,228 148.21 181,999.30$ 24-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (175) 149.35 26,136.25$ 24-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,126 - -$ 24-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 165 149.35 24,642.75$ 24-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,678 - -$ 24-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (60,000) - -$ 24-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,872) - -$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,127) 149.91 318,858.57$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,450) 149.91 667,099.50$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,042) 149.91 1,505,396.22$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,397) 149.91 209,424.27$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 149.95 4,798.34$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,349) 149.91 2,750,698.59$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (498) 148.70 74,053.37$ 25-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (45) 149.91 6,745.95$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 130.16 10,412.61$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,026) 147.56 298,956.56$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 147.56 1,918.28$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (173) 149.91 25,934.43$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,979) 149.91 296,671.89$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (272) 149.91 40,775.52$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,306) 150.07 1,546,586.38$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 149.91 2,548.47$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (98) 149.91 14,691.18$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (170) 149.91 25,484.70$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,093) 151.80 317,717.40$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 151.80 46,754.40$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (56) 149.91 8,394.96$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (480) 149.91 71,956.80$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,029 149.91 154,257.39$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 402 149.91 60,263.82$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,127 149.91 318,858.57$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,397 149.91 209,424.27$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 275 149.49 41,109.26$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 133 149.91 19,938.03$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 452 149.91 67,759.32$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,732 149.92 2,358,487.20$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,443 149.38 215,555.34$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,395 149.80 208,968.24$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 150.37 902.24$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,257 149.69 487,546.19$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 333 149.37 49,739.43$ 25-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 179 149.91 26,833.89$ 25-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 50 149.91 7,495.50$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 826 150.10 123,983.19$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,936 149.91 290,225.76$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,061 150.56 1,364,199.43$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 150.34 22,250.00$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 170 149.91 25,484.70$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,322 149.96 648,134.46$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 149.91 1,649.01$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 149.91 4,797.12$ 25-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 272 149.91 40,775.52$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (918) 150.08 137,768.94$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,076) 150.08 161,480.81$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,088) 150.08 313,356.81$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,283) 150.08 192,546.35$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (552) 150.64 83,151.46$ 25-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (2,787) 150.64 419,824.48$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Sell (1,960) 150.64 295,247.93$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (6,339) 150.08 951,326.06$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,839) 150.08 426,063.21$ 25-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 131 151.80 19,885.80$ 25-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 72 151.80 10,929.60$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (395) 150.64 59,501.50$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (462) 150.64 69,594.16$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (897) 150.64 135,121.12$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Sell (4,561) 150.08 684,492.53$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,724) 150.64 410,334.37$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,221) 150.64 183,927.41$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (39,643) 150.08 5,949,427.19$ 25-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (17,040) 150.64 2,566,849.37$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,953) - -$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (23,555) - -$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 432 - -$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 41,200 - -$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (43,500) - -$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,985 - -$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,066 - -$ 25-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,000) - -$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (718) 150.47 108,034.12$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (544) 151.02 82,154.88$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (155) 149.91 23,236.05$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (102) 151.02 15,404.04$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 151.02 9,514.26$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,997) 151.02 301,586.94$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,985) 151.02 450,794.70$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (412) 151.02 62,220.24$ 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (2,317) 150.64 349,033.58$ 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (221) 151.02 33,375.42$ 9/45

TRADES FOR RELEVANT PERIOD Appendix 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (39) 151.02 5,889.78$ 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 151.02 151.02$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (302) 151.02 45,608.04$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,406) 151.02 212,334.12$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 151.02 22,653.00$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (384) 151.02 57,991.68$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,603) 150.29 1,743,814.87$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (541) 150.29 81,306.89$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (316) 151.02 47,722.32$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (184) 151.02 27,787.68$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (632) 151.02 95,444.64$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (324) 151.02 48,930.48$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,848 150.38 277,893.92$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 181 151.02 27,334.62$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 552 151.05 83,379.71$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,372 150.99 2,170,013.40$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 150.42 10,830.26$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 150.06 7,653.06$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 150.04 11,103.02$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,360 150.32 805,724.63$ 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 51 151.02 7,702.02$ 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 14 151.02 2,114.28$ 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 180 151.02 27,183.60$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 153 150.55 23,033.92$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 78 150.42 11,732.40$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 155 149.91 23,236.05$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,758 151.02 265,493.16$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 63 151.02 9,514.26$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,997 151.02 301,586.94$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 412 151.02 62,220.24$ 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 221 151.02 33,375.42$ 26-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 39 151.02 5,889.78$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 968 151.02 146,187.36$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,456 151.02 219,885.12$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,980 150.34 1,951,374.48$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 130 151.02 19,632.60$ 26-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 308 151.02 46,514.16$ 26-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (239) 150.29 35,919.31$ 26-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 235 150.29 35,318.15$ 26-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 1,258 150.29 189,064.82$ 26-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,356) 151.02 204,783.12$ 26-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,038) 151.02 156,758.76$ 26-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 3,115 150.29 468,153.35$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,583) - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,054) - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 800 - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (25,000) - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,932 - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,932) - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (66,100) - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,500) - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 60,000 - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 60,000 - -$ 26-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 130,000 - -$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (696) 153.23 106,648.08$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (83) 150.87 12,521.88$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 150.83 7,692.45$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (136) 152.53 20,744.40$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,498) 151.02 3,850,707.96$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 151.02 18,122.40$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 153.23 306.46$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 141.21 21,181.46$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 143.30 11,464.21$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (495) 149.68 74,091.60$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (311) 152.84 47,534.48$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (329) 151.88 49,967.73$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 153.23 33,404.14$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (156) 153.23 23,903.88$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 149.68 2,245.20$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (414) 153.23 63,437.22$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (209) 150.71 31,499.29$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,504) 150.84 1,282,726.07$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 153.23 1,225.84$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (280) 151.16 42,326.06$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 153.23 153.23$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (177) 153.23 27,121.71$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (166) 153.23 25,436.18$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (864) 153.23 132,390.72$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (196) 153.23 30,033.08$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,102) 153.23 168,859.46$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 172 151.99 26,141.87$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,498 152.95 3,899,921.90$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,357 153.23 207,933.11$ 27-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 142 153.23 21,758.66$ 27-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 23 153.23 3,524.29$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,432 153.23 219,425.36$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,378 153.23 211,150.94$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 153.23 306.46$ 27-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 102 152.39 15,543.78$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,450 152.74 526,958.55$ 27-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,356 151.14 204,941.64$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,411 149.70 810,047.80$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,602 153.23 245,474.46$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 152.62 610.47$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 719 151.77 109,121.91$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 887 153.23 135,915.01$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,024 152.52 461,209.54$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 73 152.39 11,124.60$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 121 151.94 18,384.51$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,226 153.23 187,859.98$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 370 149.68 55,381.60$ 27-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 153.23 1,225.84$ 27-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 100 153.23 15,323.00$ 27-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (581) 149.68 86,964.08$ 27-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (233) - -$ 27-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (122) 153.23 18,694.06$ 27-Mar-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 676 153.23 103,583.48$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (50,000) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,148) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (524) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 39,885 - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (33,152) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (84,304) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (629) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,189 - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,064) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (57,218) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 27-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,624) 159.33 1,214,754.84$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,222) 154.50 188,799.00$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,343) 159.30 2,603,398.14$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 155.07 310.14$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,643) 160.56 584,903.30$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,587) 160.78 737,497.86$ 30-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (118) 160.78 18,972.04$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 129.84 10,906.26$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (234) 130.27 30,483.25$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,425) 160.78 711,451.50$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,199) 160.78 192,775.22$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,810) 160.78 451,791.80$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,207) 160.78 515,621.46$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,685) 160.78 431,694.30$ 10/45

TRADES FOR RELEVANT PERIOD Appendix 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,172) 160.78 188,434.16$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,610) 153.23 246,700.30$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,941) 153.23 1,982,949.43$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (260) 153.23 39,839.80$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (193) 160.04 30,888.43$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (122) 160.78 19,615.16$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 159.92 3,518.15$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,517) 160.78 243,903.26$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,668) 160.78 428,961.04$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,376) 160.78 221,233.28$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (554) 160.78 89,072.12$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 160.78 9,646.80$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124) 160.78 19,936.72$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (340) 158.64 53,935.97$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (189) 160.78 30,387.42$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (480) 160.78 77,174.40$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 160.78 26,046.36$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 160.78 12,862.40$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,772 155.47 275,490.52$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,584 155.49 2,578,706.08$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 905 159.64 144,476.59$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 260 159.19 41,389.40$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 267 160.78 42,928.26$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,610 157.75 253,974.39$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 159.91 159.91$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,069 160.78 171,873.82$ 30-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 16 160.78 2,572.48$ 30-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 12 160.78 1,929.36$ 30-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 9 160.78 1,447.02$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,297 154.99 201,025.31$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 93 154.37 14,356.58$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,746 156.96 274,051.09$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,446 157.81 2,279,764.50$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,425 160.78 711,451.50$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,207 160.78 515,621.46$ 30-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,959 155.82 305,242.56$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 713 159.76 113,906.91$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,905 160.76 467,008.76$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 159.46 7,494.78$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 159.64 5,906.75$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 242 160.78 38,908.76$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 667 160.78 107,240.26$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,001 160.78 321,720.78$ 30-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,275 160.78 204,994.50$ 30-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 36 154.50 5,562.00$ 30-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 147 154.50 22,711.50$ 30-Mar-26 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Sell (6,075) 159.94 971,619.71$ 30-Mar-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (4,835) 159.92 773,219.97$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (300) - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 200 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (432) - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 91,624 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,787 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,144 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 629 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,148 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 524 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 35,421 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 35,364 - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,167) - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,657) - -$ 30-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (44,721) - -$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,786) 161.43 288,313.98$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (611) 161.00 98,371.00$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 161.77 40,442.87$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,410) 161.43 1,680,486.30$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (173) 161.92 28,011.67$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 161.95 809.74$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (22) 161.43 3,551.46$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (336) 161.43 54,240.48$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,642) 161.43 910,788.06$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,199) 161.43 677,844.57$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,952) 161.43 476,541.36$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34,431) 161.43 5,558,196.33$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,059) 161.43 655,244.37$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (179) 161.43 28,895.97$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,856) 159.82 296,626.66$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 161.43 12,591.54$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 161.70 970.19$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,387) 162.23 549,467.71$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,106) 161.43 178,541.58$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 162.29 6,004.60$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,410) 161.43 1,680,486.30$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 161.00 3,542.00$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (296) 159.88 47,323.21$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (736) 161.43 118,812.48$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (270) 161.43 43,586.10$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,314) 161.43 696,409.02$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 917 161.43 148,031.31$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,673 162.33 596,233.84$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 161.67 6,466.72$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,628 161.23 262,475.96$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 921 161.43 148,677.03$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,401 161.43 226,163.43$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Buy 34 161.43 5,488.62$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,017 162.15 164,904.82$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,160 162.49 350,972.01$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,642 161.43 910,788.06$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,199 161.43 677,844.57$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 179 161.43 28,895.97$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 237 159.66 37,838.59$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,467 161.42 236,801.79$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,012 161.42 486,195.59$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,410 161.43 1,680,486.30$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,006 161.43 162,398.58$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,106 161.43 178,541.58$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 870 162.23 141,140.19$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,551 162.23 413,848.99$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 161.00 322.00$ 31-Mar-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 161.00 161.00$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (23,340) - -$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 22,611 - -$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 400 - -$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 329 - -$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,119 - -$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 19,955 - -$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 15,572 - -$ 31-Mar-26 J.P. MORGAN SECURITIES PLC Equity Borrow 237,199 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Buy 9,277 161.43 1,497,586.11$ 31-Mar-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 31 161.00 4,991.00$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 286 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (800) - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 42,592 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 629 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (629) - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 405 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,671 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 629 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,695 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 100,000 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 39,252 - -$ 31-Mar-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,951) - -$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,874) 168.42 315,613.00$ 11/45

TRADES FOR RELEVANT PERIOD Appendix 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (577) 168.45 97,197.69$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,549) 168.41 429,276.24$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,421) 167.14 237,502.96$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,223) 167.67 205,060.41$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (138) 168.75 23,288.00$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 169.28 5,924.89$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (47) 167.09 7,853.23$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (146) 167.09 24,395.14$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 166.83 9,842.97$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 168.71 8,941.63$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 168.63 8,431.50$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,914) 167.09 1,489,440.26$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,740) 167.09 1,460,366.60$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,940) 167.09 491,244.60$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 161.43 1,614.30$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (156) 167.67 26,156.52$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,674) 167.09 2,284,788.66$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (205) 167.09 34,253.45$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (660) 167.09 110,279.40$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (129) 167.23 21,572.88$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,718) 167.09 1,790,870.62$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (251) 167.09 41,939.59$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (245) 167.09 40,937.05$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 167.09 10,693.76$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 165 167.09 27,569.85$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,620 167.46 5,629,912.24$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 167.67 1,676.70$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,490 168.77 420,226.34$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 167.57 837.85$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46 167.56 7,707.83$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 167.56 837.78$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 565 167.25 94,496.47$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 140,000 167.09 23,392,600.00$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,360 167.44 395,165.88$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,539 168.56 259,420.91$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,767 167.66 296,250.01$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 14 167.75 2,348.44$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 37 167.91 6,212.51$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 109 167.90 18,301.19$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 20 168.07 3,361.46$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 107 167.88 17,962.81$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 38 167.64 6,370.50$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 151 167.09 25,230.59$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 224 167.50 37,520.04$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 178 167.60 29,833.16$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,114 167.68 186,792.18$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,812 167.97 640,314.91$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 88 167.33 14,724.85$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 59 166.83 9,842.97$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 168.71 8,941.63$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 168.63 8,431.50$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 167.90 5,708.70$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,946 167.10 2,497,417.62$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 309 167.09 51,630.81$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,718 167.09 1,790,870.62$ 1-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 95 166.99 15,864.18$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,067) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,464) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,000) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,054) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (500,000) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,282) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,319) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (55,000) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (400,000) - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 12,000 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,096 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 14,794 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 140 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 16,945 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 65,997 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,226 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 400,000 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 500,000 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,787 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 12,830 - -$ 1-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 51,215 - -$ 1-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 240 167.48 40,196.23$ 1-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 24 167.48 4,019.62$ 1-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 3,680 167.48 616,342.22$ 1-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,700 - -$ 1-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 8 167.48 1,339.87$ 1-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 6,657 - -$ 1-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 10 167.48 1,674.84$ 1-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 22 167.48 3,684.65$ 1-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (176) 167.67 29,509.92$ 1-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 100 167.48 16,748.43$ 1-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 411 167.48 68,836.05$ 1-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Buy 2,024 167.48 338,988.22$ 1-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 42 - -$ 1-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7 - -$ 1-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (37,000) - -$ 1-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 76,000 - -$ 1-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,495 - -$ 1-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 157,000 - -$ 1-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,780) - -$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (624) 161.62 100,850.88$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,972) 166.24 660,289.95$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (533) 162.97 86,862.58$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,923) 161.62 472,415.26$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 161.67 3,718.40$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,661) 161.62 2,369,510.82$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 161.71 11,319.96$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (131) 161.14 21,109.34$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,151) 161.62 1,317,364.62$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,091) 161.62 661,187.42$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,510) 161.62 2,991,586.20$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,105) 161.62 986,690.10$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (888) 167.09 148,375.92$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (127) 167.09 21,220.43$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (380) 167.09 63,494.20$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 167.09 10,526.67$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,650) 167.09 1,278,238.50$ 2-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (27) 163.18 4,405.73$ 2-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (3,116) 166.39 518,470.93$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (238) 161.62 38,465.56$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 167.20 2,508.00$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,048) 161.62 330,997.76$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 161.62 35,233.16$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (144) 161.62 23,273.28$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 161.62 2,585.92$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (196) 161.62 31,677.52$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (444) 163.27 72,493.61$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 161.62 19,394.40$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (296) 161.62 47,839.52$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (576) 161.62 93,093.12$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (87) 161.62 14,060.94$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,146 167.00 191,382.00$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 135 161.66 21,824.37$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 161.75 28,468.53$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,796 161.67 937,027.51$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,528 167.00 255,176.00$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 63 167.00 10,521.00$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 104 162.88 16,939.93$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,105 161.62 340,210.10$ 12/45

TRADES FOR RELEVANT PERIOD Appendix 2-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 934 161.62 150,953.08$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 131 161.14 21,109.34$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,151 161.62 1,317,364.62$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,105 161.62 986,690.10$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 970 161.62 156,771.40$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,294 161.68 209,219.98$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,056 162.32 171,405.03$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,078 161.62 174,226.36$ 2-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 11,000 - -$ 2-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 30 167.05 5,011.51$ 2-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 600 161.62 96,972.00$ 2-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 167 167.05 27,897.40$ 2-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 951 - -$ 2-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 3,147 167.05 525,707.29$ 2-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,206 - -$ 2-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 293 - -$ 2-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,952 - -$ 2-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,100 - -$ 2-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (40,880) - -$ 2-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,800 - -$ 2-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,373) - -$ 3-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 161.62 1,454.58$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 165.91 10,286.19$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 165.89 663.57$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,284) 165.80 544,483.57$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,538) 166.40 255,923.20$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,832) 166.13 3,294,772.66$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (195) 165.74 32,319.45$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,380) 166.40 1,394,432.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 139.89 5,595.68$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 161.62 15,515.52$ 7-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (340) 165.26 56,188.40$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 166.40 2,163.20$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,578) 166.40 262,579.20$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,500) 166.40 915,200.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,193) 166.40 531,315.20$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (420) 166.40 69,888.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,840) 166.40 638,976.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,279) 166.40 545,625.60$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,073) 166.40 178,547.20$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (390) 166.40 64,896.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 166.40 7,155.20$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 165.57 4,304.78$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,080) 166.40 678,912.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 166.40 18,137.60$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 166.40 21,299.20$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,860) 166.40 309,504.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,218) 166.02 700,288.81$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,776) 166.03 294,863.60$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 166.40 31,948.80$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (190) 166.40 31,616.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 166.40 31,948.80$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (217) 166.40 36,108.80$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 508 166.17 84,416.25$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 165.45 11,912.41$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,330 166.40 1,219,712.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,306 166.40 550,118.40$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,390 166.40 564,096.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 166.40 2,163.20$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 165.57 4,304.78$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,725 166.40 3,282,240.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,473 166.13 1,407,658.25$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 790 166.40 131,456.00$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,290 166.40 547,456.00$ 7-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,000) - -$ 7-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,000) - -$ 7-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,029) - -$ 7-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,715) - -$ 7-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,630) - -$ 7-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (20,000) - -$ 7-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 130,000 - -$ 7-Apr-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 873 166.40 145,267.20$ 7-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 18 166.40 2,995.20$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Sell (91) 166.40 15,142.40$ 7-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,170 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 235 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 57,361 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,639 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,416 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,663) - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (592) - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 592 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (25,000) - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (22,675) - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,442 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,233 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 428 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 629 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (629) - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 7-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,177) - -$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 174.23 348.46$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (556) 174.25 96,883.35$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,442) 174.23 425,460.06$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (696) 174.17 121,221.94$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,893) 173.64 849,620.52$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,992) 173.64 345,890.88$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (910) 173.64 158,012.40$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 173.64 10,765.68$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 173.64 10,765.68$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 130.16 8,330.09$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 141.21 10,590.73$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 173.59 5,728.42$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,960) 173.58 3,985,413.74$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,166) 173.64 1,417,944.24$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (302) 173.64 52,439.28$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (348) 173.64 60,426.72$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (508) 166.40 84,531.20$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,350) 166.40 224,640.00$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,711) 173.64 644,378.04$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,300) 173.55 225,619.16$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (327) 173.64 56,780.28$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 173.64 13,543.92$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (740) 173.64 128,493.60$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (129) 171.08 22,069.17$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 171.02 4,104.40$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (492) 173.64 85,430.88$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (41,189) 173.51 7,146,678.68$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 173.64 5,730.12$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (372) 173.64 64,594.08$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (393) 173.64 68,240.52$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (570) 173.64 98,974.80$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 173.64 14,238.48$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 332 173.64 57,648.48$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,004 173.64 1,042,534.56$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 173.64 10,765.68$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 173.64 10,765.68$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 171.45 2,228.79$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,350 173.85 234,695.36$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 65 173.64 11,286.60$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 53 173.64 9,202.92$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,145 173.67 372,532.50$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29,133 173.40 5,051,537.95$ 13/45

TRADES FOR RELEVANT PERIOD Appendix 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,665 173.73 1,157,882.72$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,581 173.79 1,317,530.91$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 405 173.64 70,324.20$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 492 173.64 85,430.88$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 153 171.07 26,173.57$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (237,199) - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (51,215) - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,787) - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,945) - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (65,997) - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,830) - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,226) - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 291,168 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,082 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,056 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,862 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 51,215 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,787 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 16,945 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 65,997 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 12,830 - -$ 8-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,226 - -$ 8-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 40,000 - -$ 8-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 16 172.12 2,753.92$ 8-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (152) 172.12 26,162.24$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (57,361) - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,639) - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,120) - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,424 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 102 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 32,541 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 742 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 22,906 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 289 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,094 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (391) - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 391 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 64,204 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (35,364) - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 35,364 - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,695) - -$ 8-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (39,252) - -$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (770) 170.08 130,961.60$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (500) 162.01 81,005.00$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (324) 171.40 55,534.31$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (231) 170.08 39,288.48$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 171.71 3,434.19$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,725) 171.76 1,670,366.00$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (445) 171.67 76,393.79$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,267) 171.73 2,450,026.20$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,296) 171.62 222,425.74$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (100) 171.76 17,176.00$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (107) 173.64 18,579.48$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,457) 171.76 250,254.32$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 171.76 3,606.96$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (23) 171.76 3,950.48$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,288) 171.76 564,746.88$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,612) 170.00 274,031.94$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (327) 171.76 56,165.52$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 171.76 51,528.00$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (78) 171.76 13,397.28$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (519) 171.76 89,143.44$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 171.76 7,557.44$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (656) 171.76 112,674.56$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,405) 171.76 584,842.80$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (786) 171.76 135,003.36$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,769) 171.76 819,123.44$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,648) 171.42 282,500.16$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,470) 171.42 1,109,090.64$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (237) 171.76 40,707.12$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (340) 171.76 58,398.40$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (232) 171.76 39,848.32$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,098) 171.76 188,592.48$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,482) 171.76 254,548.32$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39,977) 171.33 6,849,115.49$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,565) 171.76 955,844.40$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (166) 170.08 28,233.28$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (246) 171.76 42,252.96$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (720) 171.76 123,667.20$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (174) 171.76 29,886.24$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 171.76 13,740.80$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 171.76 15,801.92$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 171.76 7,385.68$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 60 169.23 10,153.80$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 181 169.22 30,629.12$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 623 171.76 107,006.48$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,542 171.85 264,993.78$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,014 171.82 174,226.84$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 107 173.64 18,579.48$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 171.76 3,606.96$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,482 171.76 254,548.32$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,725 171.76 1,326,846.00$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,515 171.77 260,225.65$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,717 171.72 2,355,495.91$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,615 171.07 618,403.47$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39,977 171.33 6,849,115.49$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,670 171.76 286,839.20$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 867 171.76 148,915.92$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 368 171.76 63,207.68$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,000) - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (100,000) - -$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (6,276) - -$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (4,724) - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,446 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,398 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 31,900 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 60,722 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 9,067 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,884 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 52,049 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,384 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 11,775 - -$ 9-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 25,841 - -$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 11,776 - -$ 9-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 48,224 - -$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 81 170.02 13,771.77$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 171 170.02 29,073.74$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 281 170.02 47,776.15$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 159 170.02 27,033.48$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 814 170.02 138,397.83$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 513 170.02 87,221.23$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 5,425 170.02 922,368.81$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 3,126 - -$ 9-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 38 170.02 6,460.83$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 133 170.02 22,612.91$ 9-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 107 170.02 18,192.34$ 9-Apr-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (5,055) 171.76 868,246.80$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 52,902 - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,200) - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,416) - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,099) - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,495) - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (92,253) - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,543) - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,724 - -$ 14/45

TRADES FOR RELEVANT PERIOD Appendix 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,218 - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,000) - -$ 9-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,354) 171.23 231,845.42$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (393) 171.23 67,293.39$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 171.63 4,977.41$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,751) 171.40 3,213,956.46$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 171.87 2,062.44$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (989) 172.47 170,572.83$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,014) 172.47 174,884.58$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,169) 171.23 371,397.87$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (214) 171.23 36,643.22$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,960) 171.23 506,840.80$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 143.30 9,171.37$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,014) 171.76 174,164.64$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,061) 171.76 2,586,877.36$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (367) 171.23 62,841.41$ 10-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (868) 171.74 149,071.97$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,277) 171.23 218,660.71$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (206) 171.23 35,273.38$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (66) 171.23 11,301.18$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (160) 171.23 27,396.80$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,203) 171.23 377,212.38$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,106) 171.23 189,380.38$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,563) 170.80 266,960.40$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (817) 171.23 139,894.91$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 171.23 8,219.04$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 171.23 20,547.60$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 171.23 47,259.48$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39,977) 171.60 6,860,077.19$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,720) 171.23 294,515.60$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,818) 171.23 482,526.14$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,854) 171.23 659,920.42$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,061 171.06 2,576,320.38$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 171.28 3,596.87$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 195 171.38 33,418.43$ 10-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,372 171.64 235,488.16$ 10-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 409 171.50 70,143.30$ 10-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 39 171.14 6,674.42$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,014 172.47 174,884.58$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 170.80 2,903.60$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,186 171.23 374,308.78$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42,245 171.56 7,247,409.50$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,531 171.28 776,077.09$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,144 171.33 195,999.92$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 444 171.23 76,026.12$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,106 171.23 189,380.38$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,818 171.23 482,526.14$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,720 171.23 294,515.60$ 10-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 11,200 - -$ 10-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 16,366 - -$ 10-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,240 - -$ 10-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,000 - -$ 10-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 5,000 - -$ 10-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 220 170.80 37,576.00$ 10-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 76 170.80 12,980.80$ 10-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 66 171.23 11,301.18$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 223 - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (58,000) - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,078 - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,078) - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,000) - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (58,325) - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (405) - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (217,000) - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 556 - -$ 10-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,444 - -$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (968) 172.07 166,563.76$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (489) 172.07 84,142.23$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85) 171.23 14,554.55$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,288) 172.07 737,836.16$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (865) 172.07 148,840.55$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85) 172.07 14,625.95$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 171.73 49,458.32$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 171.95 18,915.03$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 171.22 171.22$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (561) 171.23 96,060.03$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (151) 171.23 25,855.73$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (681) 172.49 117,464.40$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 171.24 5,651.02$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (497) 172.07 85,518.79$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,658) 171.97 2,176,756.45$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 171.26 8,391.57$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 171.32 685.27$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 172.07 2,408.98$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (420) 172.07 72,269.40$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 172.07 37,511.26$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 172.07 49,556.16$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 85 171.23 14,554.55$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 85 172.07 14,625.95$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 561 172.22 96,616.00$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 151 171.31 25,867.34$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 81 171.36 13,880.15$ 13-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 45 172.07 7,743.15$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 559 171.95 96,117.80$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,610 171.23 275,684.16$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,065 172.18 355,548.00$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 86 172.47 14,831.99$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,101 172.07 1,910,149.07$ 13-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,283 - -$ 13-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,926 - -$ 13-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,791 - -$ 13-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 7,055 - -$ 13-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 34,857 - -$ 13-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,377) 172.07 236,940.39$ 13-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 465 170.80 79,422.00$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 16,100 - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,481 - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (255) - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,066 - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (59,562) - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,000 - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,538 - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,564 - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,663) - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 50,000 - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,712) - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (35,364) - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (428) - -$ 13-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,714) - -$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,336) 174.29 232,851.44$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 174.66 19,212.60$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 174.71 2,620.64$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 174.78 14,157.18$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 174.84 174.84$ 14-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (290) 174.29 50,544.10$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,350) 172.07 1,092,644.50$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,119) 172.07 1,052,896.33$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 174.29 10,108.82$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (155) 174.29 27,014.95$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 174.29 2,614.35$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 174.29 7,668.76$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63,278) 174.29 11,028,722.62$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (107,904) 174.29 18,806,588.16$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,652) 174.29 287,927.08$ 15/45

TRADES FOR RELEVANT PERIOD Appendix 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 174.87 1,049.21$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,449) 174.58 1,125,888.48$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,535) 174.29 1,313,275.15$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 174.29 5,403.06$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (286) 174.29 49,846.94$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 174.29 10,980.27$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 174.29 27,537.82$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (706) 174.29 123,048.74$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (181) 174.29 31,546.49$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (229) 174.90 40,051.12$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,940 174.71 1,212,508.81$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,350 174.74 1,109,625.00$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 85 174.81 14,858.78$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,119 174.48 1,067,643.98$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,111 174.73 194,127.39$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,629 174.65 1,157,762.14$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 174.29 2,614.35$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 174.29 7,668.76$ 14-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 205 172.07 35,274.35$ 14-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 47 172.07 8,087.29$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,294 174.83 401,053.18$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 174.69 4,192.50$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,835 174.68 844,577.80$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 174.90 1,923.87$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 174.29 2,962.93$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 669 174.29 116,600.01$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,540 174.34 442,833.47$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 63 174.29 10,980.27$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 174.88 1,573.92$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,587 174.29 276,598.23$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,535 174.29 1,313,275.15$ 14-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 174.29 5,228.70$ 14-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30) - -$ 14-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (255) - -$ 14-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (333) - -$ 14-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 10,000 - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (29,118) - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 428 - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (110,000) - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,032 - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (196) - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 196 - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,125 - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,000 - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,000) - -$ 14-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (55,284) - -$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (381) 173.82 66,225.42$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (328) 173.82 57,012.96$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 174.50 2,966.51$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 174.77 8,388.81$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,074) 173.82 186,682.68$ 15-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,198) 173.82 208,236.36$ 15-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (21) 173.82 3,650.22$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,100) 174.29 2,631,779.00$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (113) 173.82 19,641.66$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (783) 173.82 136,101.06$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (819) 173.82 142,358.58$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13) 174.73 2,271.50$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (123) 174.51 21,464.80$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (245) 174.51 42,755.10$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,104) 173.82 191,897.28$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,383) 173.80 3,021,139.76$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,189) 174.25 904,179.75$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,981) 174.60 695,086.86$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (440) 173.82 76,480.80$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (164) 173.82 28,506.48$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 173.82 19,120.20$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (597) 173.82 103,770.54$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 173.82 38,240.40$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,410) 173.82 245,086.20$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 173.82 27,463.56$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,160 173.82 723,091.20$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 190 173.82 33,025.80$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,412 174.71 945,513.50$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 844 174.71 147,456.43$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,100 174.04 2,628,020.66$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,650 174.40 5,868,437.01$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 173.23 5,023.67$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 174.12 174.12$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 159 174.91 27,810.41$ 15-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,208 174.03 210,230.82$ 15-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 219 174.45 38,204.57$ 15-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 724 174.49 126,331.00$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,901 174.69 3,127,055.88$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,611 175.43 2,738,563.58$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,222 174.91 913,398.01$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 113 173.82 19,641.66$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,657 173.78 1,851,973.46$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 550 173.78 95,579.00$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,095 173.87 885,878.88$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,091 173.82 189,637.62$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,517 173.82 263,684.94$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,829 174.21 2,409,169.45$ 15-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (30) - -$ 15-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (34,857) - -$ 15-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 137 173.78 23,807.86$ 15-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 33 173.78 5,734.74$ 15-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 888 173.78 154,316.64$ 15-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 610 173.82 106,030.20$ 15-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 33,000 - -$ 15-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 16,106 - -$ 15-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (428) - -$ 15-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (65,438) - -$ 15-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 494 - -$ 15-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (59) - -$ 15-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 59 - -$ 16-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (3) 172.11 516.34$ 16-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (124) 172.07 21,336.88$ 16-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (845) 172.16 145,475.40$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (239) 172.50 41,227.50$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 173.23 1,385.81$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 173.69 173.69$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88,000) 162.00 14,256,000.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (126) 173.82 21,901.32$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (213) 172.60 36,763.80$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 172.60 172.60$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,079) 173.82 187,551.78$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,750) 173.82 651,825.00$ 16-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (9) 172.60 1,553.40$ 16-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (737) 172.32 126,996.16$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,088) 172.60 4,502,788.80$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 172.60 11,046.40$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,391) 172.60 412,686.60$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (330) 172.60 56,958.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 172.80 7,948.92$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 172.60 57,993.60$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (528) 172.60 91,132.80$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (160) 172.60 27,616.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 973 174.07 169,365.54$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65,500 173.36 11,354,759.05$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,070 172.60 357,282.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,514 172.50 1,468,665.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 269 172.50 46,402.50$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,067 173.03 3,991,253.18$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,750 172.51 646,929.28$ 16/45

TRADES FOR RELEVANT PERIOD Appendix 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,079 172.80 186,447.11$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 158 173.74 27,450.92$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,000 164.01 3,772,230.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 224 173.24 38,805.08$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,868 173.32 1,017,070.83$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,465 173.32 947,181.78$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 126 173.82 21,901.32$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,300 172.60 1,605,180.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 95 172.60 16,397.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 213 172.60 36,763.80$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 172.60 172.60$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,656 173.44 980,989.68$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,001 172.60 172,772.60$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 694 172.60 119,784.40$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 318 172.60 54,886.80$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 80 172.60 13,808.00$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27,211 172.60 4,696,626.82$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 336 172.60 57,993.60$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 172.82 864.12$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 172.60 5,005.40$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 151 172.60 26,062.60$ 16-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 118 172.60 20,366.80$ 16-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (692,400) - -$ 16-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,700 - -$ 16-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 16-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (556) - -$ 16-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,702) - -$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (212) 172.05 36,475.02$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 173.25 173.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 173.60 347.20$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,431) 173.75 248,636.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,044) 173.75 702,645.00$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,287) 173.75 1,439,866.25$ 17-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (46) 173.75 7,992.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,906) 172.60 328,975.60$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (361) 172.60 62,308.60$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (795) 173.75 138,131.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (615) 173.75 106,856.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (441) 173.67 76,588.34$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,271) 173.75 2,132,086.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,082) 173.75 361,747.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (294) 173.75 51,082.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,893) 172.73 3,090,682.51$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,185) 172.52 204,432.69$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32,966) 172.81 5,696,973.83$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 173.75 5,386.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 173.75 37,877.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (270) 173.75 46,912.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 173.75 50,040.00$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (144) 173.75 25,020.00$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (237) 173.75 41,178.75$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (793) 173.75 137,783.75$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 173.75 347.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 361 173.44 62,610.90$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 124 173.13 21,467.55$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,911 173.75 332,036.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,906 172.53 328,842.85$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,811 173.75 314,661.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 135 173.75 23,456.25$ 17-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 793 173.75 137,783.75$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,942 173.75 337,422.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 139 173.65 24,137.67$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,515 173.75 1,479,471.59$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,342 173.75 1,449,402.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,103 173.74 191,640.50$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 519 173.75 90,176.25$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,474 172.93 6,999,282.15$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,114 171.91 1,566,779.54$ 17-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 375 171.91 64,465.91$ 17-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (606) - -$ 17-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (368) - -$ 17-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 889 - -$ 17-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 500 - -$ 17-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,034 - -$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 173.75 2,432.50$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,624) 172.51 970,196.24$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 171.94 8,081.14$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (513) 172.14 88,306.59$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 172.21 861.03$ 20-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (153) 172.51 26,394.03$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (196) 172.51 33,811.96$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 173.75 12,162.50$ 20-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,656) 171.59 284,147.91$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,759) 172.51 475,955.09$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (912) 172.51 157,329.12$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 172.51 35,192.04$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 172.51 18,631.08$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 172.51 36,227.10$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 172.51 27,256.58$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (770) 172.51 132,832.70$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (298) 172.51 51,407.98$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,644) 172.51 283,606.44$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (270) 172.51 46,577.70$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 172.13 15,147.79$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (212) 172.51 36,572.12$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 172.51 27,256.58$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,408 172.51 242,894.08$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 173.75 2,432.50$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,098 172.51 1,569,495.98$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,328 172.51 1,954,193.28$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14 171.61 2,402.50$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,823 172.51 659,505.73$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 172.50 1,552.50$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,540 172.51 265,665.40$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 172.07 688.28$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 172.51 12,075.70$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 196 172.51 33,811.96$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 165 172.54 28,469.84$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,942 172.51 335,014.42$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 570 172.45 98,297.61$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,279 172.51 910,680.29$ 20-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (40,000) - -$ 20-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,474 - -$ 20-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 10,035 - -$ 20-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 121 173.20 20,957.20$ 20-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (32) 172.51 5,520.32$ 20-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 200 173.20 34,640.00$ 20-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 200 172.51 34,502.00$ 20-Apr-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (1,063) 172.08 182,916.47$ 20-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (223) - -$ 20-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,815) - -$ 20-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 645 - -$ 20-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,000 - -$ 20-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,000 - -$ 20-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,742) - -$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (143) 173.86 24,861.98$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,330) 173.86 405,093.80$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 173.79 695.16$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (920) 173.86 159,951.20$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (172) 173.48 29,837.93$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (246) 173.35 42,644.55$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 173.30 47,829.42$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (195) 174.19 33,967.42$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (176) 174.17 30,654.50$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 172.87 2,593.05$ 17/45

TRADES FOR RELEVANT PERIOD Appendix 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 174.10 174.10$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 173.86 9,214.58$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 174.06 522.17$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (496) 173.86 86,234.56$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,215) 173.86 2,297,559.90$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,200) 173.86 382,492.00$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 173.86 12,865.64$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,749) 173.86 3,955,141.14$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 173.86 347.72$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,705) 172.51 294,129.55$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 172.51 10,523.11$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 172.51 862.55$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 174.01 6,960.27$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (711) 173.83 123,595.74$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 173.86 14,604.24$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (73) 173.86 12,691.78$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 173.86 38,249.20$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (402) 173.41 69,710.22$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,522) 173.68 1,480,126.53$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,253) 173.68 564,990.47$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,293) 173.68 2,482,449.69$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,563) 173.68 2,008,296.53$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39,618) 173.68 6,880,973.09$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 173.86 3,651.06$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 173.79 695.16$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 432 173.86 75,107.52$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 173.50 10,583.50$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,320 173.86 229,495.20$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 173.07 865.37$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 4,109 173.86 714,390.74$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 173.86 12,865.64$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,749 173.86 3,955,141.14$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 173.86 347.72$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 879 173.00 152,070.60$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 659 173.86 114,573.74$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62,492 173.72 10,856,222.16$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 402 173.41 69,710.22$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,879 173.58 2,061,898.00$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,295 173.36 571,220.82$ 21-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52 173.50 9,022.00$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2) - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,384 - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 122 - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 15 - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 651 - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 637 - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,664 - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 40,179 - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,000 - -$ 21-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1 - -$ 21-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 28 173.57 4,860.09$ 21-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Buy 590 173.57 102,409.01$ 21-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,956) - -$ 21-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 595 - -$ 21-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (500) - -$ 21-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,000 - -$ 21-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,753 - -$ 21-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (13,000) - -$ 21-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (578) 173.05 100,022.90$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (51) 173.08 8,826.83$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 174.20 35,536.77$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (131) 173.73 22,758.12$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 173.21 346.42$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (43) 173.05 7,441.15$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 173.86 11,127.04$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (123) 173.86 21,384.78$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,841) 173.86 493,936.26$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (206) 173.05 35,648.30$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (346) 173.05 59,875.30$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (580) 173.05 100,369.00$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 173.05 18,689.40$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 173.05 19,035.50$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 173.86 6,606.68$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,482) 173.05 256,460.10$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (316) 173.05 54,683.80$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 173.05 13,670.95$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 173.05 19,035.50$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,038) 173.59 1,916,118.43$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,106) 173.59 539,178.62$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,645) 173.59 2,368,675.12$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37,822) 173.59 6,565,626.88$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,135) 173.59 1,412,177.43$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 173.05 27,341.90$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,714 173.05 296,607.70$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,382 173.05 239,155.10$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 173.31 519.92$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 56 173.05 9,690.80$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 64 173.86 11,127.04$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 123 173.86 21,384.78$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 986 173.05 170,627.30$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 676 173.05 116,981.80$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 367 173.77 63,774.73$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 971 173.05 168,031.55$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 469 173.05 81,160.45$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38 173.86 6,606.68$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48,863 173.54 8,479,599.95$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,412 173.42 3,366,397.05$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,384 174.34 938,625.24$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,100 174.05 365,505.00$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42 173.05 7,268.10$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,446) - -$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (92) - -$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (101) - -$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,732 - -$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 59,824 - -$ 22-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 70,109 - -$ 22-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 3,000 - -$ 22-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (188) 173.86 32,685.68$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 46,930 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 18,770 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,996) - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,145 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,145 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 150,220 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 31,490 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (27,256) - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (308,000) - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,504 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,862 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 39,908 - -$ 22-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 32,726 - -$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,000) 171.72 515,165.10$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,590) 175.23 278,615.70$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,000) 175.48 175,480.00$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,113) 171.95 191,380.35$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,139) 175.23 374,816.97$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (170) 172.59 29,340.90$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 144.27 10,098.56$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (71) 175.87 12,486.77$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (113) 174.08 19,671.04$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 174.10 9,575.23$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (257) 174.10 44,742.42$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 174.25 6,795.75$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 173.88 521.64$ 18/45

TRADES FOR RELEVANT PERIOD Appendix 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 174.05 11,313.25$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,871) 171.95 1,525,368.45$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,871) 171.95 1,525,368.45$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 173.05 10,383.00$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,363) 173.05 2,312,467.15$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (209) 175.23 36,623.07$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 175.23 350.46$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 175.23 525.69$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (139) 171.88 23,891.97$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (207) 172.00 35,603.80$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (330) 171.95 56,743.50$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 171.95 10,660.90$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (296) 171.95 50,897.20$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,593) 172.57 3,208,664.66$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,999) 172.57 690,122.63$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,427) 172.57 936,558.01$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,527) 172.57 263,520.19$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,708) 172.57 1,157,624.38$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (384) 171.95 66,028.80$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (144) 171.95 24,760.80$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 171.95 16,507.20$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,111 171.95 878,836.45$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 60 175.23 10,513.80$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 841 171.95 144,609.95$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 174.09 4,700.30$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,293 171.95 394,281.35$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 171.40 514.20$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 171.32 1,199.21$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 175.87 12,486.77$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 113 174.08 19,671.04$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 55 174.10 9,575.23$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 258 174.73 45,080.34$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 174.25 6,795.75$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 173.88 521.64$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 174.05 11,313.25$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,274 171.95 734,914.30$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,022 171.95 175,732.90$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,871 171.95 1,525,368.45$ 23-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 576 174.15 100,308.61$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34,880 172.59 6,019,881.93$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,702 172.37 293,377.68$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 840 172.34 144,768.89$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 358 171.95 61,558.10$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 171.95 8,597.50$ 23-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 296 171.95 50,898.27$ 23-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (350) - -$ 23-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (292) - -$ 23-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,826) 171.95 657,880.70$ 23-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 491 175.23 86,037.93$ 23-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (52) 171.95 8,941.40$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,798 - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,018 - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 366 - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,504) - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (304) - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,541) - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,551 - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 273 - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (734) - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 461 - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,551) - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,467) - -$ 23-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (225,000) - -$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (244) 170.08 41,499.62$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (255) 170.41 43,455.61$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 170.71 1,024.27$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 143.30 11,464.21$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 171.95 3,267.05$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 171.95 687.80$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (323) 170.58 55,097.34$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 170.16 15,995.04$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,038) 171.59 349,700.42$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (917) 171.59 157,348.03$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,624) 171.59 278,662.16$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 171.59 15,786.28$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,304) 171.95 224,222.80$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (411) 171.95 70,671.45$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,337) 171.95 1,261,597.15$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57) 171.95 9,801.15$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (46) 170.58 7,846.68$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 170.42 5,794.21$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 170.40 6,304.76$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (384) 171.59 65,890.56$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 170.72 16,389.46$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 170.65 2,559.77$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,191) 171.51 547,300.58$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 171.59 16,472.64$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (867) 171.59 148,768.53$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (801) 171.59 137,443.59$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 679 171.59 116,509.61$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,456 171.59 421,425.04$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,867 171.45 1,520,253.30$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 411 170.54 70,092.79$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,304 169.94 221,595.89$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 171.95 3,267.05$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 171.95 687.80$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 323 170.58 55,097.34$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 94 170.16 15,995.04$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,038 171.59 349,700.42$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,108 171.59 361,711.72$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,624 171.59 278,662.16$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 171.59 15,786.28$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57 171.00 9,747.24$ 24-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 801 171.59 137,443.59$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,913 171.59 499,841.67$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 389 170.72 66,408.14$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,262 171.53 388,009.14$ 24-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 170.61 511.83$ 24-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,531) - -$ 24-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 13,389 - -$ 24-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,885 - -$ 24-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,457 - -$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (682) 170.58 116,335.56$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 57 171.59 9,780.63$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (26) 170.58 4,435.08$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (31) 170.58 5,287.98$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (161) 170.58 27,463.38$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (490) 170.58 83,584.20$ 24-Apr-26 JPMORGAN ASSET MANAGEMENT (CHINA) COMPANY LIMITED Equity Buy 2,266 170.25 385,782.87$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (190) 170.58 32,410.20$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (60) 170.58 10,234.80$ 24-Apr-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (1,454) 169.95 247,110.64$ 24-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 30 170.58 5,117.40$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (28) 170.58 4,776.24$ 24-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (34) 170.58 5,799.72$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Sell (240) 170.58 40,939.20$ 24-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (291) 170.58 49,638.78$ 24-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (96) 170.58 16,375.68$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 498 - -$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,755 - -$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,755) - -$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 128 - -$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,101 - -$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,675) - -$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,604) - -$ 19/45

TRADES FOR RELEVANT PERIOD Appendix 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (76,225) - -$ 24-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,604 - -$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (129) 173.25 22,348.94$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 173.20 173.20$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (978) 172.93 169,125.54$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (305) 173.30 52,856.50$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (145) 173.00 25,085.71$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 172.61 517.82$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,631) 172.93 800,838.83$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,464) 172.93 1,117,819.52$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,673) 172.93 462,241.89$ 27-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (746) 172.63 128,783.25$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 172.93 13,315.61$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 172.93 38,044.60$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (198) 172.93 34,240.14$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,158) 172.00 371,176.30$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 171.92 1,547.28$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (259) 172.93 44,788.87$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 750 172.86 129,645.49$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 172.74 690.94$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 172.02 5,676.58$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 495 172.93 85,600.35$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 259 172.93 44,788.87$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 172.93 8,646.50$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,030 171.98 177,136.52$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,054 171.98 181,263.97$ 27-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (9,301) - -$ 27-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,564 - -$ 27-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 69,986 - -$ 27-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 21,637 - -$ 27-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 23,363 - -$ 27-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,970 - -$ 27-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 126 173.30 21,835.80$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Sell (130) 173.30 22,529.00$ 27-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 200 172.93 34,586.00$ 27-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (408) 173.30 70,706.40$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,798) - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,200) - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,742 - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 294 - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 97,964 - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 220 - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,767 - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,162) - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (128,000) - -$ 27-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,267) - -$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,364) 172.93 1,100,526.52$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,147) 172.12 369,541.64$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,248) 172.12 214,805.76$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (611) 171.90 105,030.90$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 172.10 4,302.53$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 171.87 12,030.90$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,453) 172.12 594,330.36$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,806) 172.12 655,088.72$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,442) 172.12 1,280,917.04$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,347) 172.12 403,965.64$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 172.12 15,835.04$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,376) 172.12 408,957.12$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (297) 172.12 51,119.64$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (750) 172.93 129,697.50$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 172.93 31,127.40$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 171.90 515.70$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (412) 172.12 70,913.44$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,982) 172.12 341,141.84$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (496) 172.12 85,371.52$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,043) 172.12 179,521.16$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (830) 172.12 142,859.60$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (146) 172.00 25,112.56$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (660) 172.12 113,599.20$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (440) 172.12 75,732.80$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 172.12 22,031.36$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,662) 172.12 286,063.44$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (218) 172.12 37,522.16$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 172.12 9,982.96$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 172.12 57,832.32$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 172.12 41,308.80$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 172.12 27,194.96$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (160) 172.12 27,539.20$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 172.12 16,523.52$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,307 172.11 224,942.31$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,869 172.12 4,452,572.28$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 180 172.17 30,991.20$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 172.24 516.72$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 172.07 516.20$ 28-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 24 172.12 4,130.88$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 70 171.87 12,030.90$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,453 172.12 594,330.36$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,347 172.12 403,965.64$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 172.12 15,835.04$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 171.51 686.04$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 172.12 13,081.12$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,412 172.12 759,392.78$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,502 172.12 430,644.24$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,008 172.12 345,616.96$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 66 171.90 11,345.40$ 28-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (717) - -$ 28-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,825) - -$ 28-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (122) - -$ 28-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 122 - -$ 28-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 20,000 - -$ 28-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,000) 170.21 170,206.80$ 28-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,349) 170.21 229,608.97$ 28-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,195) 170.21 373,603.93$ 28-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (6,663) 170.21 1,134,087.91$ 28-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,993) 170.21 509,428.95$ 28-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (42,227) 170.21 7,187,322.54$ 28-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 407 172.12 70,052.84$ 28-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,132) 170.21 192,674.10$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Sell (4,896) 170.21 833,332.49$ 28-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 957 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 29,900 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,130 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,066 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,704 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,093 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 160,000 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,257 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,000 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,743 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,000 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (300,000) - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,467 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 425 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,676 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 43,000 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,521 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 143,479 - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,790) - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,210) - -$ 28-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 107,000 - -$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,538) 172.12 436,840.56$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,179) 170.80 201,373.20$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,747) 170.80 639,987.60$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 169.87 849.33$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,906) 170.78 2,545,599.03$ 20/45

TRADES FOR RELEVANT PERIOD Appendix 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 172.12 5,852.08$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 170.80 854.00$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,940) 170.80 1,014,552.00$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,092) 170.80 186,513.60$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (665) 172.12 114,459.80$ 29-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (307) 169.97 52,181.65$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (742) 170.80 126,733.60$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (143) 169.67 24,262.81$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,131) 170.80 363,974.80$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,747 170.80 639,987.60$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 171.60 343.20$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 109 169.22 18,445.37$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,772 170.80 302,657.60$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 172.12 5,852.08$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 170.80 854.00$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,115 170.80 702,842.00$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 665 171.00 113,718.25$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,942 170.80 331,693.60$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 170.80 30,060.80$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 170.80 2,220.40$ 29-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 885 170.62 150,996.41$ 29-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (21,637) - -$ 29-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,395 - -$ 29-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,487 - -$ 29-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 7,137 - -$ 29-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 48 169.77 8,148.99$ 29-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (109) 169.67 18,494.03$ 29-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (198) 169.67 33,594.66$ 29-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 142 169.77 24,107.43$ 29-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 15,559 169.77 2,641,460.77$ 29-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 426 169.77 72,322.28$ 29-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (894) 170.80 152,695.20$ 29-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,613) - -$ 29-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (700,000) - -$ 29-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,396) - -$ 29-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,604) - -$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,355) 168.60 397,053.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (42,000) 167.31 7,027,020.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (764) 167.40 127,893.60$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,863) 167.47 3,661,333.80$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 167.84 41,958.85$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 167.08 3,174.52$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (73) 167.08 12,197.11$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (24) 167.66 4,023.75$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (534) 167.56 89,474.64$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (187) 167.84 31,385.48$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (171) 167.68 28,673.57$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Sell (850) 167.40 142,290.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,063) 170.80 181,560.40$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,427) 170.80 243,731.60$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,348) 170.80 571,838.40$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 145.73 21,859.13$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (68) 167.40 11,383.20$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,970) 167.40 497,178.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,000) 167.40 5,022,000.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,705) 167.40 2,294,217.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 167.40 2,678.40$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (594) 167.40 99,435.60$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 167.40 16,740.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,265) 167.40 211,761.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 167.40 40,176.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (435) 167.40 72,819.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (318) 167.40 53,233.20$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 167.40 35,154.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42,000 167.31 7,027,020.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,946 167.40 995,360.40$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,427 167.61 239,178.07$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 180 168.77 30,377.73$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,348 167.60 561,127.91$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,736 167.50 290,775.93$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 167.13 835.63$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,063 167.31 177,852.96$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 9,274 167.40 1,552,467.60$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,631 167.40 440,429.40$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Buy 590 167.40 98,766.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,971 167.40 999,545.40$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,994 167.40 501,195.60$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 68 167.40 11,383.20$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,255 167.40 2,721,087.00$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 528 167.40 88,387.20$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 167.40 16,740.00$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,681 - -$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 23,536 - -$ 30-Apr-26 J.P. MORGAN SECURITIES PLC Equity Borrow 120,000 - -$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 3,150 - -$ 30-Apr-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 11,850 - -$ 30-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (68) 167.40 11,383.20$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Buy 2,710 167.40 453,654.00$ 30-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (525) 168.60 88,515.00$ 30-Apr-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (16) 168.60 2,697.60$ 30-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (322) 168.60 54,289.20$ 30-Apr-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (390) 167.40 65,286.00$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,212) - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (821) - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (766) - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (305,000) - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,086 - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,604 - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,196 - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 269 - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,640 - -$ 30-Apr-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 131,713 - -$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,720) 173.62 1,340,371.71$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (445) 173.89 77,381.21$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (225) 173.45 39,025.25$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (306) 172.67 52,837.02$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 171.93 18,739.83$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 172.04 1,892.45$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (185) 172.53 31,918.09$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 171.92 6,188.94$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,778) 171.97 477,732.66$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,736) 167.40 290,606.40$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (633) 167.40 105,964.20$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,913) 171.97 500,948.61$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (256) 172.67 44,203.52$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,214) 171.97 2,616,361.12$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,586) 171.97 2,508,359.73$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,846) 171.97 1,865,186.62$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,527) 171.97 778,508.19$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,363 171.97 234,395.11$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,292 171.97 222,185.24$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 633 172.29 109,061.82$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 172.24 172.24$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,587 171.97 788,826.39$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,921 171.97 1,362,174.37$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,253 171.97 215,478.41$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20 172.59 3,451.85$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 171.92 6,188.94$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,636 171.97 2,688,922.92$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,778 171.97 477,732.66$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,557 172.93 269,248.43$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 176 172.05 30,281.56$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 256 172.67 44,203.52$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,913 171.97 500,948.61$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,527 171.97 778,508.19$ 21/45

TRADES FOR RELEVANT PERIOD Appendix 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,470 171.97 6,959,625.90$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,137) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (40,179) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,794) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (75,000) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (12,000) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,681) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15,572) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (140) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,446) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,055) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (69,986) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (291,168) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,885) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (329) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (400) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,787) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,226) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,283) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (237) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,862) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (15) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,926) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (122) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (819) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,240) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,474) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,732) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,398) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,119) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,457) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,384) - -$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (2,970) - -$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (5,000) - -$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (20,000) - -$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (3,000) - -$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (48,224) - -$ 1-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (11,776) - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 150,000 - -$ 1-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 600,000 - -$ 1-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 28 172.67 4,834.76$ 1-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,249) 172.67 215,664.83$ 1-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 816 - -$ 1-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (37) 172.67 6,388.79$ 1-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 261 171.97 44,884.17$ 1-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 100 - -$ 1-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,900 - -$ 1-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 1-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (368) - -$ 1-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 368 - -$ 1-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,025) - -$ 1-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,587 - -$ 1-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 50,413 - -$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 171.65 1,201.52$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 170.71 512.12$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,456) 170.86 248,772.16$ 4-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (558) 171.33 95,599.35$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,038) 170.86 177,352.68$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,194) 171.06 204,245.64$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (54) 170.83 9,224.84$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 170.86 3,075.48$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 170.66 10,410.31$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (170) 170.86 29,046.20$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (164) 170.86 28,021.04$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (477) 170.86 81,500.22$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (170) 170.86 29,046.20$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 171.15 47,237.01$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,327 170.86 568,451.22$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,003 171.00 1,710,482.87$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 170.66 14,335.26$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 171.24 1,027.44$ 4-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 77 171.06 13,171.62$ 4-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 27 170.86 4,613.22$ 4-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 49 170.86 8,372.14$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,498 170.86 255,948.28$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 170.65 11,092.15$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,232 170.97 381,598.32$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,257 170.92 214,850.67$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 170.86 3,075.48$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 170.86 8,543.00$ 4-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (23,536) - -$ 4-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,545) - -$ 4-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (16,366) - -$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (11,850) - -$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (3,150) - -$ 4-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,458 - -$ 4-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,000 - -$ 4-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 4-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,603) - -$ 4-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (70) - -$ 4-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 70 - -$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (135) 170.86 23,066.10$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 170.86 11,105.90$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 170.09 340.18$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 170.54 13,472.54$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,409) 170.68 240,488.12$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 169.75 5,262.23$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (216) 170.33 36,791.28$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 170.00 1,870.00$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 170.06 2,380.90$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 170.68 10,240.80$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,405 170.68 239,805.40$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 135 170.86 23,066.10$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 170.86 11,105.90$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,811 170.68 1,503,861.48$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 305 170.00 51,850.00$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,848 169.43 482,533.44$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,586 170.24 440,248.18$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 28 170.68 4,779.04$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,409 170.32 239,981.42$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 237 170.22 40,342.63$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 170.51 1,364.08$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 170.29 4,597.70$ 5-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 60 170.68 10,240.80$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (240,262) - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (87,715) - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (327,977) - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (22,023) - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 327,977 - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 86,998 - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 239,568 - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 694 - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 717 - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 21,763 - -$ 5-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 260 - -$ 5-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (44) 170.00 7,480.00$ 5-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,515 - -$ 5-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (27,828) - -$ 5-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,106) - -$ 5-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,100) - -$ 5-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,575) - -$ 5-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 102 - -$ 5-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,587) - -$ 5-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (50,413) - -$ 22/45

TRADES FOR RELEVANT PERIOD Appendix 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 174.56 19,027.07$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,731) 174.60 1,349,832.60$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 172.03 6,881.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (165) 174.60 28,809.00$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 174.60 26,888.40$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,628) 174.60 633,448.80$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,672) 174.60 641,131.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,753) 174.60 1,528,273.80$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,889) 174.60 2,250,419.40$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57) 173.16 9,870.25$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,205) 174.50 908,276.81$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 174.48 523.43$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,589) 170.68 2,148,690.52$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,915) 170.68 497,532.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,826) 170.68 1,847,781.68$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (172) 170.68 29,356.96$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,730) 174.60 302,058.00$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (330) 174.60 57,618.00$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (212) 174.60 37,015.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 174.60 38,412.00$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (395) 174.60 68,967.00$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 174.60 13,793.40$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (529) 174.60 92,363.40$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52,079) 173.42 9,031,519.35$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 174.60 12,571.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,033) 174.46 529,131.12$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52,079) 173.42 9,031,519.35$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 174.60 53,776.80$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 174.60 12,571.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 174.60 36,666.00$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (302) 171.22 51,709.32$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,957 174.60 341,692.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 165 174.60 28,809.00$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 154 174.60 26,888.40$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,622 174.60 457,801.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 27 174.63 4,715.14$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 917 171.69 157,439.73$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40 171.79 6,871.48$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,226 172.04 4,339,768.08$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 172 174.30 29,980.16$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 173.76 11,294.08$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,826 173.93 1,882,977.05$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,212 172.40 1,415,767.11$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 148 171.69 25,410.12$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,942 174.60 339,073.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 419 173.42 72,662.81$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,083 173.42 708,072.23$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47,577 173.42 8,250,784.31$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,567 174.60 622,798.20$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 892 173.46 154,723.33$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52,079 173.42 9,031,519.35$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 893 174.60 155,917.80$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 174.60 8,730.00$ 6-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 20,000 - -$ 6-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,015 - -$ 6-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 34,077 - -$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 4,197 - -$ 6-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 35,803 - -$ 6-May-26 JPMORGAN CHASE BANK, N.A. Equity Sell (87) 171.69 14,937.03$ 6-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 6-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,000 - -$ 6-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,105) - -$ 6-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,385 - -$ 6-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,312) - -$ 6-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,800) - -$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (311) 178.63 55,554.12$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,292) 179.00 231,267.18$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,278) 178.84 1,122,752.60$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,810) 180.24 866,954.40$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,210) 178.65 573,466.50$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,720) 179.12 2,457,491.41$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 179.07 7,700.19$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 178.74 28,956.02$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49,924) 178.80 8,926,584.99$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,239) 180.24 223,317.36$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 178.99 1,073.95$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (2,640) 180.24 475,833.60$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (6) 180.24 1,081.44$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (8,493) 180.24 1,530,778.32$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 174.60 16,063.20$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,488) 174.60 1,482,004.80$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,636) 174.60 634,845.60$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (257) 174.60 44,872.20$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 174.60 349.20$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (260) 178.52 46,415.20$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 178.21 1,603.85$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (99) 178.44 17,665.56$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,140) 180.24 926,433.60$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,471) 180.24 625,613.04$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (362) 180.24 65,246.88$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,714) 180.24 1,390,371.36$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (930) 180.24 167,623.20$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,165) 180.24 2,192,619.60$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,482) 180.24 4,592,875.68$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 144.27 10,098.56$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 143.30 9,171.37$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (32) 180.24 5,767.68$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (53) 180.24 9,552.72$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 178.91 11,092.42$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 179.46 19,919.94$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (669) 180.24 120,580.56$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 180.24 39,652.80$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 180.24 39,652.80$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 180.24 14,238.96$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 180.24 11,535.36$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (393) 180.24 70,834.32$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,060) 180.24 191,054.40$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 180.24 43,257.60$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 180.24 2,162.88$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (393) 180.24 70,834.32$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (318) 180.24 57,316.32$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (854) 180.24 153,924.96$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (326) 180.24 58,758.24$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (292) 180.24 52,630.08$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 180.24 3,244.32$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 180.24 21,628.80$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (384) 180.24 69,212.16$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 180.24 34,606.08$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,131 178.65 202,053.15$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 250 178.80 44,698.82$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 178.75 1,251.27$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,115 180.24 1,102,167.60$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,488 178.54 1,515,447.08$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 760 180.24 136,982.40$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 13 180.24 2,343.12$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,165 179.01 2,177,621.30$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 257 174.60 44,872.20$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 174.60 349.20$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 260 178.52 46,415.20$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 178.21 1,603.85$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 99 178.44 17,665.56$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,140 180.24 926,433.60$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,471 180.24 625,613.04$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,202 180.24 1,478,328.48$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 854 180.24 153,924.96$ 23/45

TRADES FOR RELEVANT PERIOD Appendix 7-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 32 180.24 5,767.68$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 180.24 9,012.00$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,822 180.24 508,637.28$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,416 180.24 435,459.84$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 669 180.24 120,580.56$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 123 178.86 22,000.36$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (120,000) - -$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (150,000) - -$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 179,798 - -$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,920 - -$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,080 - -$ 7-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 150,000 - -$ 7-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 200,000 - -$ 7-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (3,817) 180.24 687,976.08$ 7-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,818 - -$ 7-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (805) 180.24 145,093.20$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 114,000 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,185 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (389) - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,120 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,317 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,912 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 629 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,315) - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,252) - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (85) - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,009 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,765 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 29,955 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 45,770 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 374 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 16,106 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,477) - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 939 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 114,231 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 85 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 255 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,315 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,240 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,791 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,271 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,368) - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,000 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,660) - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 545,670 - -$ 7-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (188,733) - -$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,926) 178.72 344,214.72$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (238) 180.24 42,897.12$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,031) 178.72 1,077,860.32$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 178.72 7,684.96$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (179) 178.72 31,990.88$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (611) 178.40 109,002.40$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,020) 178.72 182,294.40$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 178.86 53,659.34$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,058) 179.06 189,442.06$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,191) 180.24 1,476,345.84$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (168) 180.24 30,280.32$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,482) 180.24 627,595.68$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 180.24 45,060.00$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,924) 180.24 346,781.76$ 8-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,182) 178.71 211,239.71$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,220) 178.72 396,758.40$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (350) 178.72 62,552.00$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 178.40 3,746.40$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (440) 178.72 78,636.80$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (462) 178.70 82,561.25$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 178.40 5,887.35$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,653) 178.72 295,419.84$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,788) 178.72 1,034,412.88$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 178.72 39,318.40$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,100) 178.72 196,592.00$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (237) 178.72 42,356.64$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 178.72 7,863.68$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (159) 179.53 28,545.44$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 238 180.24 42,897.12$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 180.24 1,081.44$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 43 178.72 7,684.96$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 179 178.72 31,990.88$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 260 178.40 46,384.00$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,115 178.72 1,092,872.80$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,191 178.86 1,465,066.77$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 250 178.72 44,680.00$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 179.15 6,090.95$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,573 178.72 996,006.56$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 179.84 899.18$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,924 178.96 344,313.79$ 8-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 52 178.72 9,293.44$ 8-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 16 178.72 2,859.52$ 8-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 24 178.72 4,289.28$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,950 178.72 884,664.00$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 213 178.72 38,067.36$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 178.72 2,680.80$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 703 178.67 125,603.89$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,588 178.72 819,960.64$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 203 179.36 36,409.13$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 402 178.72 71,845.44$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 175 178.72 31,276.00$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 477 178.72 85,249.44$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 178.72 8,042.40$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 160 178.72 28,595.20$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 706 178.72 126,176.32$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 178.72 15,012.48$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 178.00 1,068.00$ 8-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 15,000 - -$ 8-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (426) 178.72 76,134.72$ 8-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 122 178.40 21,764.80$ 8-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 758 178.40 135,227.20$ 8-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 118 178.40 21,051.20$ 8-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 4,640 178.40 827,776.00$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,232 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (114,000) - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,102 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 450 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,533 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 102 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 194,000 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (42,871) - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,600 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,300 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 353 - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (353) - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (31,494) - -$ 8-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,400) - -$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (863) 179.79 155,158.77$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (175) 180.22 31,537.97$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88,667) 179.92 15,952,984.91$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (840) 179.79 151,023.60$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 179.92 719.69$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (69) 179.92 12,414.43$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (49) 179.58 8,799.43$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (780) 179.76 140,214.29$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (210) 179.91 37,780.19$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (47) 179.92 8,456.29$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (447) 180.04 80,479.66$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (4,337) 179.18 777,084.30$ 24/45

TRADES FOR RELEVANT PERIOD Appendix 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (72) 178.58 12,857.83$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 180.02 180.02$ 11-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (3) 179.97 539.92$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,195) 178.72 1,107,170.40$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (720) 178.72 128,678.40$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17,556) 178.72 3,137,608.32$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 178.72 43,428.96$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,788) 179.79 321,464.52$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,284) 179.79 1,669,170.36$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,212) 179.79 2,914,755.48$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,582) 179.79 1,003,587.78$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,092) 179.79 1,994,230.68$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 179.79 39,553.80$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 179.79 11,326.77$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 178.50 4,462.50$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (409) 180.25 73,721.83$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,494) 179.71 2,065,558.04$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (263) 180.08 47,361.47$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,582) 179.79 1,003,587.78$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (322) 179.79 57,892.38$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,807) 179.88 325,051.05$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 179.79 10,787.40$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 179.79 19,597.11$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 179.79 34,519.68$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (496) 179.79 89,175.84$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 179.79 29,125.98$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (172) 179.79 30,923.88$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,113 179.83 200,146.29$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,195 179.96 1,114,869.08$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 720 180.19 129,733.32$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 179.92 179.92$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,402 179.79 3,847,865.58$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 179.65 2,874.43$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,390 180.01 970,267.88$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,776 180.01 1,579,790.53$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 180.07 360.15$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 243 178.72 43,428.96$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 178.72 893.60$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,284 179.79 1,669,170.36$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,582 179.79 1,003,587.78$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 115 179.97 20,695.98$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,057 179.94 190,199.12$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 188 179.87 33,815.93$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,508 179.79 5,125,415.09$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,582 179.79 1,003,587.78$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 857 179.79 154,080.03$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,051 179.73 2,165,945.51$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 179.79 8,629.92$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 274 179.79 49,262.46$ 11-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 16,585 - -$ 11-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 41 178.50 7,318.50$ 11-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 42 178.50 7,497.00$ 11-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 672 180.05 120,995.88$ 11-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 332 179.79 59,690.28$ 11-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (111) 178.50 19,813.50$ 11-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 834 180.21 150,295.22$ 11-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (64) 179.79 11,506.56$ 11-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (199) 178.50 35,521.50$ 11-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (75) 178.50 13,387.50$ 11-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (194,000) - -$ 11-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,784) - -$ 11-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,144 - -$ 11-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 97,680 - -$ 11-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (45) - -$ 11-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 45 - -$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,766) 184.99 696,673.29$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (455) 184.86 84,112.10$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,279) 184.99 2,456,427.61$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (777) 185.42 144,071.34$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,054) 185.42 937,112.68$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (209) 179.79 37,576.11$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,770) 185.42 1,626,133.40$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,745) 185.42 1,250,657.90$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,484) 185.42 1,943,943.28$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (105) 145.73 15,301.39$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,409) 184.18 1,180,417.96$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (241) 185.06 44,598.70$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 185.27 30,014.29$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (165) 185.42 30,594.30$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,365) 179.79 425,203.35$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (172) 179.79 30,923.88$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,797) 179.79 682,662.63$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 185.42 185.42$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (467) 185.42 86,591.14$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (973) 185.42 180,413.66$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 185.34 370.67$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 185.42 16,316.96$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 185.42 40,792.40$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 185.42 29,296.36$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 185.42 11,866.88$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 185.42 9,271.00$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (352) 185.42 65,267.84$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36) 183.03 6,589.08$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 185.42 8,900.16$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (394) 185.42 73,055.48$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 185.42 8,900.16$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (587) 185.42 108,841.54$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,008) 185.42 186,903.36$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 209 179.79 37,576.11$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 179.79 1,078.74$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 179.79 179.79$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,770 185.42 1,626,133.40$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,745 185.42 1,250,657.90$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,354 185.21 435,995.90$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,757 185.42 1,623,722.94$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,860 185.42 530,301.20$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,375 185.42 3,963,352.50$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 172 184.99 31,817.84$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 185.24 1,296.68$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 283 185.42 52,473.86$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 185.42 2,039.62$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 661 185.46 122,587.13$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 165 185.42 30,594.30$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,797 185.36 703,827.49$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,399 185.40 815,576.37$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 185.42 8,900.16$ 12-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 185.42 8,900.16$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,664) - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (172,254) - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (175,918) - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 18,451 - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 598 - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 9,808 - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 175,918 - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 172,256 - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,662 - -$ 12-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 28,875 - -$ 12-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,563 - -$ 12-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,781 183.02 325,958.98$ 12-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 62 - -$ 12-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,785 - -$ 12-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,535 - -$ 12-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 629 - -$ 12-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 425 - -$ 12-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (394) - -$ 25/45

TRADES FOR RELEVANT PERIOD Appendix 12-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (28,125) - -$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,911) 189.52 362,182.06$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,018) 188.49 380,370.37$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,571) 189.58 1,814,493.11$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21) 187.00 3,927.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (590) 187.00 110,330.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 189.42 58,342.49$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (226) 189.54 42,836.94$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,178) 189.42 223,133.80$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,669) 189.01 4,095,579.27$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (145) 189.41 27,464.04$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,560) 189.11 1,240,565.94$ 13-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (111) 189.00 20,979.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (171) 185.42 31,706.82$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,374) 189.00 5,362,686.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (130) 189.00 24,570.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (59) 189.00 11,151.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,131) 185.42 209,710.02$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 189.00 16,632.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,600) 189.92 303,873.76$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 189.00 5,103.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (660) 189.00 124,740.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 189.00 29,862.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 190.15 3,803.04$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 189.01 15,876.64$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,864) 189.00 352,296.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (77) 189.00 14,553.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,394) 189.00 263,466.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 189.00 13,608.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28 187.94 5,262.18$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 171 190.07 32,501.20$ 13-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 149 189.43 28,225.65$ 13-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 34 188.64 6,413.66$ 13-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 23 189.22 4,352.14$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 189.04 7,372.47$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 190.02 570.06$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,470 189.00 277,830.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 189.58 758.34$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,066 189.00 579,474.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 189.00 9,450.00$ 13-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 201 189.00 37,989.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 28,374 189.00 5,362,686.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,201 189.00 415,989.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 130 189.00 24,570.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 59 189.00 11,151.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,131 189.60 214,442.35$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,394 189.00 263,466.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 656 189.78 124,497.27$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 474 189.57 89,855.98$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,371 189.21 637,833.13$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 189.00 14,553.00$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 189.00 13,608.00$ 13-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,495 - -$ 13-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 89,840 - -$ 13-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 9,000 - -$ 13-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 3,188 189.90 605,395.14$ 13-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 1,587 189.90 301,368.28$ 13-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 6,165 189.90 1,170,721.79$ 13-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 793 189.90 150,589.19$ 13-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 21 187.00 3,927.00$ 13-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (30) 187.00 5,610.00$ 13-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (7,385) 187.00 1,380,994.26$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,819) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,120) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,217) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,179) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,212) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (629) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,867) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,009) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,000) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 193,000 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,700 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,408) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,240) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (73,276) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 73,276 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,126 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,480 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 24,217 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 584 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,264 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,500 - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (353) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,341) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,696) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,676) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,000) - -$ 13-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 205,000 - -$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,236) 191.66 236,895.20$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,915) 191.02 556,808.73$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,906) 191.97 557,864.82$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 189.00 5,670.00$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 191.46 42,122.27$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (239) 191.40 45,744.57$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,879) 191.97 1,320,561.63$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 191.41 2,296.92$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,624) 191.57 3,567,886.26$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 189.00 7,371.00$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,407) 189.00 1,588,923.00$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 189.00 15,120.00$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,745) 189.00 329,805.00$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (263) 189.00 49,707.00$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (802) 191.02 153,200.13$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 191.97 2,879.55$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 191.97 16,893.36$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (203) 191.97 38,969.91$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (417) 191.78 79,971.59$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (976) 191.33 186,737.88$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (190) 191.35 36,357.23$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 191.97 36,858.24$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (262) 191.97 50,296.14$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,272) 191.97 244,185.84$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (398) 191.97 76,404.06$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,134) 191.66 792,322.85$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,884) 191.48 1,892,566.58$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (384) 191.97 73,716.48$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 191.97 46,072.80$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 189.00 5,670.00$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 191.08 1,146.46$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 191.09 382.18$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 80 191.69 15,334.82$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 263 191.72 50,422.36$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 191.44 5,743.14$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 190.87 6,107.98$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,289 191.95 247,426.05$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,142 191.59 3,092,633.17$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26 191.14 4,969.66$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,136 191.33 217,352.02$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,510) - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,060) - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,395) - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,015) - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (8,096) - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (598) - -$ 26/45

TRADES FOR RELEVANT PERIOD Appendix 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 4,775 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 6,277 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,203 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 665 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 867 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 450 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 102 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 661 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 83,103 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,869 - -$ 14-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 11,131 - -$ 14-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 69,488 - -$ 14-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 150 190.08 28,512.00$ 14-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (125) 190.08 23,760.00$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,102) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (450) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,533) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,000 - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (102) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (193,000) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (22,121) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,539) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,145) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,086) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,775) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,559) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (45) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,196) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,720) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (26,710) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (275,192) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,504) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,072) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (39,908) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,516) - -$ 14-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (107,000) - -$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 191.97 2,111.67$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,756) 185.75 511,927.00$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,564) 185.75 1,962,263.00$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (147) 186.51 27,417.36$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 188.03 27,829.14$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 187.23 374.45$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (846) 191.97 162,406.62$ 15-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (656) 186.94 122,630.93$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (176) 185.75 32,692.00$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (129) 185.75 23,961.75$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 185.75 11,330.75$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 187.24 30,333.15$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (113) 188.36 21,284.56$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,094) 188.32 206,016.71$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (224) 185.75 41,608.00$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (95) 185.75 17,646.25$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (270) 185.75 50,152.50$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,938) 186.34 920,125.19$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (518) 185.75 96,218.50$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (63) 185.75 11,702.25$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 186.82 9,341.00$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 186.93 5,421.01$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,553 186.97 477,325.31$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 186.93 2,430.08$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 186.95 2,991.20$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,244 186.95 232,564.85$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 54 186.53 10,072.73$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 186.44 2,237.28$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,728 186.51 508,798.90$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 186.28 12,853.02$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 864 186.27 160,939.49$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 186.15 8,749.10$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 186.29 2,980.57$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 257 186.24 47,862.84$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,448 186.26 455,965.42$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 186.23 3,538.37$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 224 186.25 41,719.57$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 757 186.25 140,993.06$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,246 185.75 1,160,194.50$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,377 191.97 456,312.69$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 191.97 2,111.67$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,584 185.75 1,408,728.00$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,607 185.75 1,970,250.25$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,756 185.75 511,927.00$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33,236 185.83 6,176,383.84$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 846 186.49 157,766.42$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 186.45 1,491.61$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,452 187.05 271,600.96$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,190 188.35 224,134.48$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 179 187.15 33,499.94$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,045 186.23 1,125,750.68$ 15-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 429 185.75 79,686.75$ 15-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,349) - -$ 15-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (13,816) - -$ 15-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 591 188.80 111,580.80$ 15-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (321) 185.85 59,657.50$ 15-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (884) - -$ 15-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,000 - -$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 185.75 1,486.00$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (502) 179.01 89,863.02$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (42) 179.97 7,558.74$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,788) 179.01 857,099.88$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,613) 179.01 646,763.13$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 179.01 1,253.07$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,975) 179.01 532,554.75$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 181.71 2,543.90$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 181.22 2,537.13$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,162) 179.01 208,009.62$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (742) 185.75 137,826.50$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,919) 179.01 522,530.19$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,594) 179.17 2,077,292.34$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 179.01 3,222.18$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 179.01 13,425.75$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 147 185.75 27,305.25$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,249 180.04 224,874.28$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,140 180.44 927,481.10$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,891 180.50 2,868,387.60$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 179.47 9,152.72$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 107 179.49 19,205.88$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 486 179.53 87,251.70$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 179.53 4,308.72$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 139 179.53 24,954.67$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 257 179.53 46,139.04$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 179.54 1,615.86$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 164 179.55 29,446.13$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 179.31 9,144.81$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 117 179.30 20,978.66$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 179.38 6,457.70$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 179.40 2,870.40$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,091 179.37 195,692.76$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42 179.97 7,558.74$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,500 179.19 1,343,917.50$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,788 179.01 857,099.88$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,613 179.01 646,763.13$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,665 179.01 1,551,121.65$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 182 181.72 33,072.21$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 180.71 4,517.74$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,223 181.58 222,072.34$ 27/45

TRADES FOR RELEVANT PERIOD Appendix 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 655 179.83 117,788.15$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 179.41 717.62$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 185.75 1,486.00$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 742 179.86 133,459.53$ 18-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,366 181.23 247,559.63$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 720 181.58 130,737.60$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,892 179.01 696,706.92$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,929 179.01 1,240,360.29$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 179.01 9,487.53$ 18-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,012 179.01 539,178.12$ 18-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 1,096 181.44 198,859.99$ 18-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 416 - -$ 18-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (182) 181.58 33,047.56$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Sell (82) 181.58 14,889.56$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,535) - -$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 372,037 - -$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 165,000 - -$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,921 - -$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,921) - -$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 18-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,000 - -$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (147) 179.01 26,314.47$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 176.98 7,964.04$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 178.22 712.87$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,430) 178.66 1,148,783.80$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (449) 178.66 80,218.34$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,524) 178.66 629,597.84$ 19-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (7) 178.66 1,250.62$ 19-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (65) 178.66 11,612.90$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 179.01 22,913.28$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,459) 178.66 2,583,244.94$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,227) 178.66 1,827,155.82$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (215) 178.66 38,411.90$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,415) 178.66 4,540,643.90$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (424) 178.66 75,751.84$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (495) 179.01 88,609.95$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,944) 179.01 3,928,195.44$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (803) 179.01 143,745.03$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,269) 178.66 226,719.54$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 177.70 1,243.88$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 178.66 20,009.92$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,465) 178.66 261,736.90$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (550) 178.66 98,263.00$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 178.66 39,305.20$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (330) 178.66 58,957.80$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 178.66 39,305.20$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,760) 178.66 314,441.60$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 178.66 28,228.28$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,584) 177.74 1,170,237.53$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (222) 178.66 39,662.52$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 178.66 34,302.72$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (720) 178.66 128,635.20$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 178.66 43,414.38$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,000 177.04 177,044.78$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 906 178.38 161,607.89$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 192 178.38 34,248.96$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,735 178.66 845,955.10$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,693 178.69 302,516.75$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 855 177.83 152,043.97$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 611 178.66 109,161.26$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 178.17 21,202.49$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 495 178.28 88,246.62$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 29 177.52 5,147.94$ 19-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 20 178.66 3,573.20$ 19-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 27 178.66 4,823.82$ 19-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 180 178.66 32,158.80$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 128 179.01 22,913.28$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 179.01 537.03$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,622 178.66 3,505,666.52$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,459 178.66 2,583,244.94$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,227 178.66 1,827,155.82$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 215 178.66 38,411.90$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 424 178.66 75,751.84$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 803 178.06 142,979.13$ 19-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 49 178.66 8,754.34$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,246 178.66 1,294,563.62$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,806 177.77 1,209,900.01$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (58,837) - -$ 19-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (4,197) - -$ 19-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 11 178.66 1,965.26$ 19-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (277) 178.66 49,488.82$ 19-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (851) 178.66 152,039.66$ 19-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (251) 178.66 44,843.66$ 19-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,048) 178.66 187,235.68$ 19-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (98) 178.66 17,508.68$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (29,955) - -$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (45,770) - -$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (374) - -$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,106) - -$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,500 - -$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (37,391) - -$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,029 - -$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (40,955) - -$ 19-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (73,276) - -$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,031) 176.07 357,598.17$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 175.80 17,580.00$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (817) 175.80 143,628.60$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 175.26 525.77$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 176.07 2,641.05$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (514) 176.07 90,499.98$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (143) 175.07 25,035.39$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,975) 176.07 523,808.25$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,760) 176.07 485,953.20$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (321) 176.07 56,518.47$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,693) 178.66 302,471.38$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (185) 178.66 33,052.10$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (851) 175.03 148,950.36$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (329) 176.07 57,927.03$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (973) 176.07 171,316.11$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 176.07 27,819.06$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 176.07 38,735.40$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 176.07 15,494.16$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (550) 176.07 96,838.50$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,527) 175.50 2,724,964.17$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (674) 175.50 118,287.29$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 176.07 8,451.36$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,047) 175.11 1,584,216.88$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (129) 176.07 22,713.03$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25,000) 175.69 4,392,150.00$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 176.07 42,256.80$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (175) 176.07 30,812.25$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 175.47 36,848.83$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,013 174.92 352,110.53$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,872 176.07 2,266,373.04$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 120 175.15 21,017.53$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 185 175.44 32,457.09$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 374 175.08 65,480.29$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,586 176.07 807,457.02$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 15 176.07 2,641.05$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 77 176.07 13,557.39$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 176.07 2,112.84$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 321 176.07 56,518.47$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 49 176.07 8,627.43$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 973 176.07 171,316.11$ 28/45

TRADES FOR RELEVANT PERIOD Appendix 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24,224 175.33 4,247,225.41$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 51 175.04 8,926.92$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,447 176.07 430,843.29$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,000 175.69 4,392,150.00$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 625 175.87 109,917.87$ 20-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 176.07 8,451.36$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (637) - -$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (3,662) - -$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (651) - -$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 38,333 - -$ 20-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 7,673 - -$ 20-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 44 175.80 7,735.20$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 120 176.07 21,128.40$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 59 175.80 10,372.20$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 366 175.80 64,342.80$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 505 175.80 88,779.00$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 2,084 - -$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 121 175.80 21,271.80$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,830 - -$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 108 175.80 18,986.40$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Buy 290 175.80 50,982.00$ 20-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 2,433 175.80 427,721.40$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (425) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (197,688) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,270 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,990 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 87,112 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 93,933 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 383 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,264) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (915) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (40,000) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 915 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,851 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,000 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,076) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (71,204) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,921) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,079) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,930 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,162) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,101) - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,092 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,887 - -$ 20-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (425) - -$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,416) 181.56 1,891,161.25$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,443) 181.68 4,804,164.24$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20,123) 181.68 3,655,946.64$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,000) 180.00 2,700,000.00$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,965) 181.68 1,083,721.20$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27,022) 181.62 4,907,607.39$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (118) 181.68 21,438.24$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,785) 181.68 324,298.80$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,434) 181.68 1,168,929.12$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 181.31 23,207.86$ 21-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (20) 181.68 3,633.60$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (449) 181.68 81,574.32$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 176.07 1,760.70$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (595) 176.07 104,761.65$ 21-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,203) 180.27 216,869.50$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 181.68 37,062.72$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,034) 181.68 732,897.12$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 181.68 15,987.84$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 181.68 10,900.80$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (864) 181.68 156,971.52$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 181.68 5,450.40$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (440) 181.68 79,939.20$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (840) 181.68 152,611.20$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,294) 181.68 598,453.92$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (510) 181.68 92,656.80$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 181.68 1,453.44$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (528) 181.68 95,927.04$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,000 182.00 363,995.89$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,785 181.68 324,298.80$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,443 181.68 4,804,164.24$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,123 181.68 3,655,946.64$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,420 181.68 2,619,825.60$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,000 152.01 2,280,150.00$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 20,300 170.01 3,451,203.00$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 182.00 1,820.00$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 340 181.66 61,765.21$ 21-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 38 181.68 6,903.84$ 21-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 608 181.68 110,461.44$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 449 181.68 81,574.32$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 595 181.71 108,120.07$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,900 180.00 1,782,000.00$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,202 181.68 1,126,779.36$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,804 181.68 691,110.72$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 864 181.68 156,971.52$ 21-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 181.68 5,450.40$ 21-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 100 181.68 18,168.00$ 21-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,530 - -$ 21-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (6,317) 179.38 1,133,132.09$ 21-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 106 179.39 19,015.34$ 21-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (62) - -$ 21-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (785) - -$ 21-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 21-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,629) - -$ 21-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,305) - -$ 21-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,514) - -$ 21-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,827 - -$ 21-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 29,000 - -$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 185.03 6,106.05$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,231) 184.91 1,337,097.17$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,883) 184.70 1,086,572.57$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 184.81 2,956.96$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 184.81 184.81$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 184.81 739.24$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 184.81 17,741.76$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (178) 185.41 33,002.38$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 184.34 1,290.36$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (494) 184.81 91,296.14$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,586) 184.81 847,538.66$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 181.68 21,801.60$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,100) 184.81 203,291.00$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (220) 184.81 40,658.20$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,750) 184.81 508,227.50$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 184.81 20,329.10$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (158) 184.81 29,199.98$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (242) 186.00 45,012.53$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (550) 185.99 102,293.83$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,465) 184.81 270,746.65$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (129) 184.81 23,840.49$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (436) 184.81 80,577.16$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 184.81 38,810.10$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 184.81 53,225.28$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 184.81 2,956.96$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 184.81 184.81$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,832 184.81 1,077,811.92$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 184.81 739.24$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 96 184.81 17,741.76$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 120 185.75 22,290.00$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,493 184.81 275,921.33$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 184.86 369.72$ 22-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 4 184.81 739.24$ 29/45

TRADES FOR RELEVANT PERIOD Appendix 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 792 185.99 147,306.38$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,220 184.81 1,149,518.20$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 646 184.81 119,387.26$ 22-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 29,659 - -$ 22-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,152 - -$ 22-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 3,189 - -$ 22-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 8,000 - -$ 22-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 191 184.89 35,313.99$ 22-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 24 184.89 4,437.36$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,181 - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 130 - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (16,000) - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,314 - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 45 - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,500) - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,301 - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 850 - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,403) - -$ 22-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 60,600 - -$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,231) 187.73 231,100.93$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (42) 187.78 7,886.84$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,727) 187.72 324,196.92$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (984) 187.62 184,622.44$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (384) 187.62 72,046.08$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (602) 187.80 113,056.24$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 187.80 18,780.00$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (289) 187.83 54,282.95$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,514) 187.81 472,154.34$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 187.81 8,263.64$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,156) 187.81 2,470,828.36$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22) 187.87 4,133.13$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 184.81 44,354.40$ 25-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (946) 186.29 176,226.93$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,098) 185.38 1,130,443.54$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,739) 184.55 320,936.06$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 187.81 57,469.86$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,511 187.81 283,780.91$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 187.81 8,263.64$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,599 187.50 487,319.53$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 187.72 2,815.80$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 187.56 187.56$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 240 187.51 45,002.40$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,181 187.85 4,354,519.83$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,030 184.90 1,299,816.77$ 25-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 807 187.81 151,562.67$ 25-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 25-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,788) - -$ 25-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 400 - -$ 25-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,000 - -$ 25-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,351) - -$ 25-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,439 - -$ 25-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 75,000 - -$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,223) 188.31 230,303.13$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,000) 188.31 1,129,860.00$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (850) 188.31 160,063.50$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,990) 188.31 563,046.90$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,529) 188.31 287,925.99$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,905) 188.31 2,241,830.55$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (325) 188.31 61,200.75$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (33) 188.58 6,223.07$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (90) 188.94 17,004.21$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 187.81 22,537.20$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,324) 187.81 436,470.44$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (638) 188.06 119,982.47$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,521) 188.31 474,729.51$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (941) 188.41 177,296.31$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,454) 188.41 462,366.20$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (170) 188.31 32,012.70$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (388) 188.31 73,064.28$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (398) 188.31 74,947.38$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 188.31 2,259.72$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,681) 188.31 693,169.11$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 61 188.31 11,486.91$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 61 188.31 11,486.91$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 63 188.31 11,863.53$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 22 188.31 4,142.82$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 577 186.90 107,841.30$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34 186.90 6,354.60$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 557 188.57 105,033.58$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 188.68 14,528.19$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 120 188.10 22,572.00$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 188.48 188.48$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,324 188.54 438,177.52$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,212 188.55 228,524.05$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,533 188.31 476,989.23$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 956 188.31 180,024.36$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,681 188.31 693,169.11$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,133 188.34 213,385.25$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,050 188.34 197,753.33$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,673) - -$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (38,333) - -$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (83,103) - -$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,368) - -$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,080) - -$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (6,000) - -$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (10,651) - -$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (35,803) - -$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (2,000) - -$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 36,584 - -$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 83,033 - -$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 270 - -$ 26-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 100,000 - -$ 26-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 6,000 - -$ 26-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 62 188.31 11,675.22$ 26-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,799 188.62 527,944.02$ 26-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 93 188.31 17,512.83$ 26-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,342 - -$ 26-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 26-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (579) - -$ 26-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 26-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,742 - -$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,354) 188.31 819,901.74$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (114) 189.04 21,550.56$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 189.37 1,514.98$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,293) 189.26 433,970.55$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (87) 189.16 16,456.82$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 188.22 30,491.64$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (149) 188.78 28,128.07$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 189.43 1,515.44$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 188.21 8,093.03$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (802) 188.18 150,916.63$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,879) 188.22 1,294,765.38$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 189.05 20,984.91$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 188.22 15,434.04$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (401) 188.31 75,512.31$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (623) 188.31 117,317.13$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,861) 188.31 1,291,994.91$ 27-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (4) 188.22 752.88$ 27-May-26 J.P. MORGAN SE Equity Sell (5,035) 188.22 947,687.70$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,708 188.31 1,639,803.48$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 189.04 21,550.56$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,296 188.22 620,373.12$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 188.96 57,821.76$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 401 188.70 75,666.99$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,180 188.22 222,099.60$ 30/45

TRADES FOR RELEVANT PERIOD Appendix 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 188.62 565.87$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,861 188.24 1,291,531.77$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 82 188.22 15,434.04$ 27-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 5 188.22 941.10$ 27-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 188.22 188.22$ 27-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 77 188.22 14,492.94$ 27-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 188.22 5,834.82$ 27-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,992 - -$ 27-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,929 - -$ 27-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,152 - -$ 27-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,919 - -$ 27-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 14 188.22 2,635.08$ 27-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 112 188.22 21,080.64$ 27-May-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (395) 188.22 74,346.90$ 27-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 510 188.96 96,369.60$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (248) - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 248 - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (792) - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (87,737) - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,742) - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 13 - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,729 - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,500) - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (68) - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 68 - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (15,004) - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (112) - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 112 - -$ 27-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (24,325) - -$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,373) 188.22 258,426.06$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,500) 186.13 465,314.25$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (108) 183.46 19,813.68$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,186) 183.46 401,043.56$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,975) 183.46 545,793.50$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (152) 183.46 27,885.92$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,614) 183.83 480,540.44$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (161) 184.28 29,669.08$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,100) 183.46 1,119,106.00$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 183.46 366.92$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,796) 188.22 5,043,543.12$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,439) 183.46 263,998.94$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24,814) 184.59 4,580,310.08$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,341) 184.01 5,215,054.53$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,878) 184.32 899,100.00$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (480) 183.46 88,060.80$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,882) 184.14 1,819,679.39$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (224) 183.46 41,095.04$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 183.49 1,834.90$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 183.35 13,567.57$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 497 183.43 91,164.20$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 245 186.66 45,731.70$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 184.24 184.24$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 900 183.56 165,205.47$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,765 183.74 1,426,745.47$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9 183.48 1,651.32$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 59 183.43 10,822.62$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,596 183.47 292,810.37$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 89 183.43 16,325.55$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,544 183.46 283,262.24$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,761 183.46 506,533.06$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 152 183.46 27,885.92$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,796 183.89 4,927,495.83$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 82 187.07 15,339.40$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 183.88 919.40$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,430 183.46 1,730,027.80$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 454 183.46 83,290.84$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,106 184.13 1,860,774.72$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,919 183.46 352,059.74$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57,983 184.28 10,685,292.79$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 183.46 9,173.00$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (2,992) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (34,077) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,458) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (100,000) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (867) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (13,389) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (179,798) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (18,451) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,440) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (665) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (36,584) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (83,033) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (89,840) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (28,875) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (32,877) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (26,067) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (34,131) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,564) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (120,000) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (187,832) - -$ 28-May-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,896) - -$ 28-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 1,000,000 - -$ 28-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (247) 186.01 45,944.42$ 28-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (90) 186.01 16,740.88$ 28-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 224 186.72 41,825.44$ 28-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 15,870 185.95 2,950,990.00$ 28-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,699) 186.66 503,795.34$ 28-May-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (208) 186.01 38,690.04$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 674 - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5) - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5 - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 34,100 - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,487) - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,669 - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,818 - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,709 - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 429 - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,025) - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,887 - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 28-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (70) 187.01 13,090.70$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (392) 185.63 72,766.96$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,378) 185.63 812,688.14$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 185.63 4,455.12$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,358) 185.63 1,737,125.54$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 185.63 371.26$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,826) 185.63 1,824,000.38$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (736) 185.63 136,623.68$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 185.66 3,527.54$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (295) 185.69 54,778.16$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 186.72 1,120.30$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (58) 185.92 10,783.48$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (345) 185.78 64,092.98$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (88) 186.54 16,415.75$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (2,722) 185.88 505,962.41$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (714) 185.85 132,697.50$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (14) 186.26 2,607.58$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (53) 185.95 9,855.60$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (355) 185.85 65,975.40$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (28) 186.57 5,224.04$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (193) 185.63 35,826.59$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (430) 185.63 79,820.90$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (43) 185.63 7,982.09$ 31/45

TRADES FOR RELEVANT PERIOD Appendix 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (555) 185.63 103,024.65$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (794) 185.63 147,390.22$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,904) 183.46 2,367,367.84$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (294) 183.46 53,937.24$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (118) 185.63 21,904.34$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Sell (295) 185.63 54,760.85$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (132) 185.63 24,503.16$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (459) 185.63 85,204.17$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (105) 185.63 19,491.15$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14) 185.63 2,598.82$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 185.63 11,509.06$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (367) 185.63 68,126.21$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (706) 185.63 131,054.78$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 185.63 1,856.30$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (67) 185.63 12,437.21$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 185.63 3,712.60$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (115) 185.63 21,347.45$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (135) 185.63 25,060.05$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 185.63 18,563.00$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (57) 185.63 10,580.91$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (98) 185.63 18,191.74$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (87) 185.63 16,149.81$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 185.63 3,712.60$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (811) 185.63 150,545.93$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (613) 185.63 113,791.19$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55,346) 185.63 10,273,931.44$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,819) 185.63 4,235,890.97$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,296) 185.63 797,466.48$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,931) 185.63 358,451.53$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 185.63 45,108.09$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 185.63 62,371.68$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 185.63 45,108.09$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,075) 185.63 1,127,702.25$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,242) 185.90 416,790.27$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,078) 185.63 942,629.14$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,197) 185.63 222,199.11$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,202) 185.62 223,119.69$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44,282) 185.62 8,219,788.68$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (688) 185.62 127,709.11$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (112) 185.62 20,789.85$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (257) 185.62 47,705.29$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (317) 185.62 58,842.71$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,478) 185.63 1,759,401.14$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (647) 185.63 120,102.61$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,757) 185.63 326,151.91$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,313) 185.63 1,357,512.19$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (232) 185.63 43,066.16$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (104) 185.63 19,305.52$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (739) 185.63 137,180.57$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 185.63 53,461.44$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,251) 185.89 1,347,882.59$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,148) 185.89 771,068.40$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,330) 185.89 619,011.04$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,679) 185.89 312,107.97$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (411) 185.89 76,400.46$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (900) 185.89 167,300.28$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,136) 185.63 953,395.68$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,055) 185.63 195,839.65$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 558 185.63 103,581.54$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,358 185.63 1,737,125.54$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,826 185.63 1,824,000.38$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,608 185.63 1,041,013.04$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 736 185.63 136,623.68$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,904 186.04 2,400,596.16$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 209 186.37 38,950.71$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,172 185.63 1,702,598.36$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13 187.13 2,432.70$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,207 185.63 409,685.41$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 186.84 186.84$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,047 185.63 379,984.61$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 117 185.63 21,718.71$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 3 185.63 556.89$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,154 185.63 214,217.02$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 818 185.63 151,845.34$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 185.63 185.63$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,261 185.63 419,709.43$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 9 185.63 1,670.67$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 13 185.63 2,413.19$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 86 185.63 15,964.18$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 989 185.63 183,588.07$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 294 185.80 54,624.18$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 486 185.63 90,216.18$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 295 185.63 54,760.85$ 29-May-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 185.63 185.63$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 185.63 8,910.24$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 48 185.63 8,910.24$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 43,894 185.73 8,152,450.97$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,563 185.66 2,518,055.28$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,721 185.69 1,433,686.13$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46,858 185.62 8,697,955.33$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 185.63 13,365.36$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22 185.63 4,083.86$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 46,858 185.63 8,698,250.54$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,781 185.63 3,300,687.03$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,027 185.63 190,642.01$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,956 185.63 734,352.28$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,382 185.63 256,540.66$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 583 185.63 108,222.29$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 230 185.63 42,694.90$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 115 185.63 21,347.45$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 185.63 742.52$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 185.64 185.64$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,289 185.64 424,921.49$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,855 185.64 529,991.64$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 210 185.63 38,982.30$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,117 185.63 207,348.71$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 613 185.63 113,791.19$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 185.64 371.27$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,341 185.64 620,210.88$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 520 185.63 96,527.60$ 29-May-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (8,000) - -$ 29-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 104 185.63 19,305.52$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Buy 6,071 185.63 1,126,959.73$ 29-May-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 327 185.60 60,691.20$ 29-May-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (153) 185.60 28,396.80$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,342) - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,455) - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (8,382) - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,618) - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,000) - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (177) - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 177 - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 300 - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,656 - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2 - -$ 29-May-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,000 - -$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 185.63 371.26$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 185.63 185.63$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (460) 185.63 85,389.80$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (460) 185.63 85,389.80$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,184) 188.51 1,542,765.84$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,052) 188.51 198,312.52$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,052) 188.51 198,312.52$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,130) 188.51 1,344,076.30$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (147) 185.66 27,291.39$ 32/45

TRADES FOR RELEVANT PERIOD Appendix 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 185.61 11,878.72$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 185.77 9,288.61$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (45) 188.67 8,490.27$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (476) 188.67 89,806.44$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,528) 188.51 288,043.28$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 188.72 943.62$ 1-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (39) 188.51 7,351.89$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 188.51 4,524.24$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (79) 188.51 14,892.29$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,375) 185.63 1,183,391.25$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,563) 185.63 475,769.69$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,912) 188.51 548,941.12$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 188.51 6,032.32$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 188.48 1,507.83$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 188.68 3,584.83$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (620) 188.48 116,855.55$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,605) 188.51 1,056,598.55$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (144) 188.51 27,145.44$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (480) 188.51 90,484.80$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,664) 188.51 4,083,880.64$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 188.51 15,457.82$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,110) 188.51 209,246.10$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 185.63 371.26$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 185.63 185.63$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 460 185.63 85,389.80$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 460 185.63 85,389.80$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,052 188.51 198,312.52$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,069 188.06 201,030.92$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,851 188.25 1,289,684.77$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 188.81 188.81$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,354 188.51 2,140,342.54$ 1-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 311 188.51 58,626.61$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 188.51 4,524.24$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 79 188.51 14,892.29$ 1-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 119 188.51 22,432.69$ 1-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 8 188.51 1,508.08$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 188.54 6,033.36$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,192 188.51 224,703.92$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,253 188.51 3,252,342.29$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,594 188.51 1,620,056.89$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,605 188.51 1,056,598.55$ 1-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (11,589) - -$ 1-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (4,845) - -$ 1-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (117,025) - -$ 1-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,655 188.18 499,621.35$ 1-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 4,896 - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (674) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,000) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (29,900) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (26,895) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (31,301) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (36,704) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 286,152 - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (9,918) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,995 - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 25,642 - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (55,439) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (41,885) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (3,339) - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 143,101 - -$ 1-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,000 - -$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (17) 189.94 3,228.98$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (911) 191.85 174,775.35$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (252) 191.76 48,323.52$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (938) 191.76 179,870.88$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,766) 191.82 338,754.12$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (938) 191.82 179,927.16$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (245) 190.42 46,651.68$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,038) 191.37 1,538,232.06$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,249) 191.37 1,578,611.13$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,834) 190.00 348,460.00$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 190.89 1,908.92$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 190.36 7,233.51$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (743) 191.37 142,187.91$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15) 191.37 2,870.55$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (500) 188.51 94,255.00$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (880) 191.37 168,405.60$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,172) 190.00 222,680.00$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 190.00 4,560.00$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,342) 191.37 256,818.54$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,196) 191.06 419,571.39$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 190.40 190.40$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (201) 190.93 38,377.79$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 191.37 11,673.57$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,802) 191.37 344,848.74$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (109) 191.37 20,859.33$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (324) 191.37 62,003.88$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 191.37 46,502.91$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 191.37 31,001.94$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 190.82 36,638.17$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,941) 191.08 944,139.62$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (651) 191.37 124,581.87$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (768) 191.37 146,972.16$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 191.37 46,502.91$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,272) 190.86 1,006,228.68$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 189.94 3,228.98$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 911 191.85 174,775.35$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,821 191.82 349,304.22$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 245 190.42 46,651.68$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 294 191.37 56,262.78$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,382 190.22 262,889.57$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 191.67 2,875.08$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 855 191.76 163,953.51$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 500 191.60 95,801.60$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,295 191.37 247,824.15$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 191.37 191.37$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,073 191.34 205,303.39$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 948 191.37 181,418.76$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 104 191.37 19,902.48$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,391 190.17 264,529.95$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 190.00 1,140.00$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 968 191.37 185,246.16$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 521 191.14 99,586.34$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 895 190.65 170,636.14$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,212 191.07 2,142,228.74$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 913 190.56 173,977.65$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 216 190.64 41,178.07$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,784 191.11 1,105,359.43$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 191.37 1,530.96$ 2-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 61 191.37 11,673.57$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,508) - -$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 25,000 - -$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 7,028 - -$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 408 - -$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 6,496 - -$ 2-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 26,068 - -$ 2-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 1,687 190.00 320,530.00$ 2-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,042 - -$ 2-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,042 - -$ 2-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (148) 190.00 28,120.00$ 2-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 83,134 - -$ 2-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 29,000 - -$ 2-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,930) - -$ 2-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (25,234) - -$ 33/45

TRADES FOR RELEVANT PERIOD Appendix 2-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,030) - -$ 2-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (113,021) - -$ 2-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (461) - -$ 2-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,516) - -$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (176) 195.06 34,330.11$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,091) 195.13 798,281.89$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,233) 195.23 826,412.68$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (382) 195.52 74,687.52$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (287) 195.43 56,087.88$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (68) 195.41 13,287.61$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,566) 195.39 305,980.35$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 195.34 5,274.27$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (670) 195.32 130,861.15$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,349) 194.47 456,810.03$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (306) 194.89 59,636.34$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 194.79 23,375.06$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (247) 194.73 48,098.05$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 195.33 195.33$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (994) 194.47 193,303.18$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (56) 194.47 10,890.32$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (726) 194.47 141,185.22$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (235) 194.47 45,700.45$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 194.47 12,057.14$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 191.37 57,411.00$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,417) 191.37 4,098,571.29$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (798) 191.37 152,713.26$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,465) 194.64 285,145.26$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,477) 194.47 2,231,932.19$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (29) 194.89 5,651.81$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (72) 194.47 14,001.84$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 194.47 37,338.24$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 194.47 31,504.14$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (292) 194.47 56,785.24$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (152) 194.47 29,559.44$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (772) 194.47 150,130.84$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (846) 194.47 164,521.62$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,294) 194.47 640,584.18$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 194.47 21,586.17$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 194.47 35,004.60$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 194.89 58,467.00$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,362 194.88 265,432.80$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,073 194.47 3,125,716.31$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 195.34 390.67$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 182 194.47 35,393.54$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25,153 194.47 4,891,503.91$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52 194.47 10,112.44$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 111 194.78 21,620.03$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 117 194.47 22,752.99$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 235 194.47 45,700.45$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 62 194.47 12,057.14$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 798 194.70 155,368.04$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,152 194.47 2,363,211.62$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,355 194.47 1,041,386.85$ 3-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 194.47 14,001.84$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (379) - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 10,963 - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 300 - -$ 3-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 14,700 - -$ 3-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (39,384) 194.47 7,659,006.48$ 3-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,563 - -$ 3-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (4,506) 194.47 876,281.82$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 47,000 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,241 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 668 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 554 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,189 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 461 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 116 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,700 - -$ 3-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 82,722 - -$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,229) 190.04 993,719.16$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,182) 188.08 222,310.56$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (500) 188.08 94,040.00$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (250) 187.12 46,780.02$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,879) 188.08 1,293,802.32$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 188.08 2,256.96$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 187.51 562.52$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,786) 187.53 522,449.29$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,556) 188.08 292,652.48$ 4-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (725) 188.08 136,358.00$ 4-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (16) 188.08 3,009.28$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (22,150) 194.47 4,307,510.50$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (352) 188.08 66,204.16$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,896) 188.08 356,599.68$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,472) 188.13 653,190.16$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 188.08 45,703.44$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 188.08 36,111.36$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (91) 188.08 17,115.28$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (288) 188.08 54,167.04$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,511) 188.08 284,188.88$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (60) 188.08 11,284.80$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,475) 187.62 464,347.37$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 188.08 5,078.16$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (400) 188.08 75,232.00$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (248) 188.08 46,643.84$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,118) 188.08 210,273.44$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 188.08 6,394.72$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,229 190.04 993,719.16$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 393 187.62 73,733.44$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,364 187.62 443,532.59$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,743 187.94 4,274,302.77$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 500 187.30 93,651.02$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,464 190.04 848,338.56$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,987 188.08 937,954.96$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,891 188.08 919,899.28$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 188.08 2,256.96$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 187.33 2,060.64$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 22,150 187.83 4,160,400.46$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42 186.65 7,839.32$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 524 188.08 98,553.92$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,210 187.72 602,586.14$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,725 188.08 1,076,758.00$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 576 188.08 108,334.08$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,159 188.08 406,064.72$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 123 188.08 23,133.84$ 4-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 90 190.04 17,103.60$ 4-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 208 190.04 39,528.32$ 4-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,563 - -$ 4-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (248) 190.04 47,129.92$ 4-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,224 - -$ 4-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (144) 190.04 27,365.76$ 4-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (15,227) 186.66 2,842,258.12$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,882 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 20,448 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,464 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 26,519 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,179 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,534 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,234 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 41 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,447 - -$ 4-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 142 - -$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,192) 184.58 220,019.36$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (25) 184.58 4,614.50$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 186.05 2,232.60$ 34/45

TRADES FOR RELEVANT PERIOD Appendix 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 184.84 27,725.34$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 184.69 5,540.70$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,877) 184.58 1,269,356.66$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 184.07 184.07$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,380) 184.58 439,300.40$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,208) 184.58 407,552.64$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (65) 184.58 11,997.70$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 184.58 1,107.48$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (13,072) 188.08 2,458,581.76$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (232) 188.08 43,634.56$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (184) 184.58 33,962.72$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 184.58 44,852.94$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 184.58 4,983.66$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,314) 184.70 612,087.73$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16) 184.84 2,957.44$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (125) 186.05 23,256.25$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (572) 184.58 105,579.76$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 184.58 17,719.68$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,120) 184.58 206,729.60$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,827) 184.58 890,967.66$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 184.58 35,439.36$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 184.58 3,691.60$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 184.58 55,374.00$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52 184.48 9,593.18$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,588 184.49 477,461.58$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 710 184.49 130,985.22$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 417 184.49 76,934.37$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 184.49 2,951.76$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 453 184.50 83,576.75$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 184.46 2,951.28$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 302 184.47 55,710.20$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 232 184.48 42,798.72$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 45 184.50 8,302.50$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169 184.50 31,179.66$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,267 184.58 1,710,502.86$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,563 184.58 842,238.54$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 25 184.58 4,614.50$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,072 184.21 2,407,948.81$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 65 184.58 11,997.70$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 184.58 1,107.48$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 232 184.75 42,863.04$ 5-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 78 184.58 14,397.24$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 920 184.58 169,813.60$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,194 184.61 1,328,052.27$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 512 184.58 94,504.96$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 57 186.05 10,604.85$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,184 184.58 218,542.72$ 5-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,169 184.85 216,084.04$ 5-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (91) 186.05 16,930.55$ 5-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 62 184.58 11,443.96$ 5-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (208) 186.05 38,698.40$ 5-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (235) 186.05 43,721.75$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 318 - -$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 179 - -$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4) - -$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,240 - -$ 5-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,960) - -$ 8-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (1,040) - -$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 179.31 8,427.57$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 181.62 16,709.04$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,827) 181.23 331,107.21$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,500) 181.30 271,943.70$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (442) 181.91 80,402.09$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (422) 180.56 76,195.72$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (2,498) 181.23 452,712.54$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,171) 181.23 212,220.33$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 184.58 22,149.60$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,970) 184.58 363,622.60$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,000) 184.58 922,900.00$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (352) 181.23 63,792.96$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 181.23 8,517.81$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (424) 181.23 76,841.52$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40) 179.44 7,177.60$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85) 181.23 15,404.55$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,968) 181.01 2,166,277.07$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 180.49 721.96$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 181.23 29,359.26$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 181.23 29,359.26$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 181.23 14,679.63$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 181.23 29,359.26$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 181.23 29,359.26$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (324) 181.23 58,718.52$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (192) 181.23 34,796.16$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 181.23 60,893.28$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 181.23 17,398.08$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (204) 181.23 36,970.92$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (918) 181.23 166,369.14$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 181.23 19,935.30$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,115) 181.23 383,301.45$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,000 180.90 1,809,000.00$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 179.31 8,427.57$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 181.62 16,709.04$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,192 181.23 216,026.16$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17,124 181.17 3,102,288.83$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 181.48 7,077.87$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,000 178.98 894,875.00$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,970 181.33 357,227.52$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,827 181.23 331,107.21$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24,718 181.23 4,479,643.14$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 276 179.70 49,598.08$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 178.94 7,873.23$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,712 181.23 1,578,875.76$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30 181.56 5,446.76$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,625 181.20 475,657.15$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,347 181.23 606,576.81$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,736 181.23 314,615.28$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 738 179.44 132,426.72$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 712 179.44 127,761.28$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (5,726) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (698) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (408) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (6,496) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (7,028) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,963) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (25,000) - -$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (16,585) - -$ 9-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (9,000) - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 7,495 - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 161,035 - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 700 - -$ 9-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 82,596 - -$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 454 179.44 81,465.76$ 9-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (16) 179.47 2,871.54$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (953) 179.47 171,036.34$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (40,316) 179.47 7,235,572.99$ 9-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 75 179.44 13,458.00$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,083) 179.47 194,367.63$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,043) 179.47 366,660.27$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,081) 179.47 194,008.69$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Sell (4,571) 179.47 820,364.23$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (6,256) 179.47 1,122,773.70$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (2,679) 179.47 480,804.15$ 9-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 2,603 179.44 467,082.32$ 9-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (124) 181.23 22,472.52$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,900 - -$ 35/45

TRADES FOR RELEVANT PERIOD Appendix 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,043 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,310) - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,682) - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,682) - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,179 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 776 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,888 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,000 - -$ 9-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,156) - -$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (142) 181.23 25,734.66$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 181.23 5,618.13$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (326) 182.44 59,475.44$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (34) 178.76 6,077.86$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (52) 178.75 9,295.24$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 178.75 3,575.07$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 179.44 2,153.28$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (965) 181.33 174,987.45$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 180.15 17,294.64$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (804) 179.33 144,179.74$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,518) 181.23 275,107.14$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (205) 181.23 37,152.15$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (392) 181.23 71,042.16$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (738) 179.44 132,426.72$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 179.44 4,665.44$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 179.44 43,603.92$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 179.44 7,895.36$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 179.44 29,069.28$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 179.44 17,944.00$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (96) 179.44 17,226.24$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 179.44 60,291.84$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (336) 179.44 60,291.84$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 179.44 43,603.92$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 179.44 1,076.64$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (847) 179.44 151,985.68$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 142 181.23 25,734.66$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 181.23 5,618.13$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 162 182.37 29,543.94$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 325 182.50 59,312.50$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 106 178.81 18,953.33$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,012 179.44 1,078,793.28$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 917 181.52 166,453.84$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 182.52 912.58$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6 182.51 1,095.03$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,608 179.44 1,903,499.52$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12 179.44 2,153.28$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,758 179.44 1,750,975.52$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,155 179.44 1,104,453.20$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,078 179.44 552,316.32$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 678 179.94 122,001.56$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,518 179.99 273,226.69$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 205 182.56 37,424.07$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 392 180.00 70,558.89$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 511 179.44 91,693.84$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 133 179.44 23,865.52$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 721 181.81 131,086.67$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,339 179.44 419,710.16$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 100 179.44 17,944.00$ 10-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (220) - -$ 10-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (309,790) - -$ 10-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (60) 181.52 10,891.20$ 10-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 128 181.52 23,234.56$ 10-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 66 179.44 11,843.04$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (399) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (286) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (563) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (645) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (12,005) - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 904 - -$ 10-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 136 - -$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (241) 180.00 43,380.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (935) 180.00 168,300.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,550) 178.89 1,171,711.74$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,788) 179.78 501,215.30$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,039) 180.00 187,020.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 179.74 1,078.43$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,807) 180.00 2,125,260.00$ 11-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (742) 180.00 133,560.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,378) 180.00 788,040.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,331) 180.00 779,580.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (588) 179.44 105,510.72$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,955) 179.44 350,805.20$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 179.44 5,383.20$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 180.00 54,000.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28,377) 179.56 5,095,368.44$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (73) 180.00 13,140.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11,807) 180.00 2,125,260.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 179.74 179.74$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,371) 180.00 966,779.56$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,289) 180.00 952,020.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (324) 180.00 58,320.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (170) 180.00 30,600.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (150) 180.00 27,000.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 180.00 5,580.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,460) 179.51 621,092.49$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (194) 180.00 34,920.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 500 177.87 88,936.83$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,509 180.00 4,231,620.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 200 180.04 36,007.20$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,392 179.74 1,867,893.86$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 39 178.05 6,943.80$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,955 179.72 351,348.69$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 179.36 20,087.87$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 179.94 13,855.51$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,160 180.00 208,800.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,378 180.00 788,040.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,331 180.00 779,580.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,904 180.00 522,720.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 132 180.00 23,760.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,303 180.00 414,540.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 351 180.00 63,180.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,356 179.68 2,399,833.02$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,174 179.57 1,288,216.72$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,738 179.41 1,567,699.47$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,267 179.89 2,746,352.49$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 348 180.00 62,640.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,941 180.00 889,380.00$ 11-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 33 179.98 5,939.29$ 11-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (93) 177.82 16,537.26$ 11-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (157) 177.82 27,917.74$ 11-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 229 177.85 40,728.38$ 11-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 90 177.85 16,006.79$ 11-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 782 177.85 139,081.20$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (318) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,483) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 366 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 645 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (32,675) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,363) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,455) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (366) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (83,480) - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 150 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,009 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,200 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,839 - -$ 36/45

TRADES FOR RELEVANT PERIOD Appendix 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,496 - -$ 11-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (77,566) - -$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (37) 180.00 6,660.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (61) 185.02 11,285.98$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 185.03 5,180.74$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,911) 185.07 723,798.77$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,255) 184.32 784,281.60$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (163) 184.93 30,142.83$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (424) 185.04 78,455.36$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (32) 184.64 5,908.37$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (410) 184.60 75,687.91$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (14) 184.67 2,585.39$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (73) 184.46 13,465.24$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (29) 184.63 5,354.17$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 185.52 185.52$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (554) 184.32 102,113.28$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (21) 184.32 3,870.72$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 184.79 184.79$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 184.32 4,423.68$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (277) 180.00 49,860.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35,969) 184.32 6,629,806.08$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (422) 184.10 77,691.97$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 184.32 5,713.92$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 184.32 5,713.92$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 184.32 2,764.80$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 184.32 2,027.52$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,180) 184.32 1,876,377.60$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (700) 184.32 129,024.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (947) 184.32 174,551.04$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,144) 184.73 950,246.71$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (55) 184.95 10,172.36$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 184.91 184.91$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,020) 184.32 188,006.40$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (486) 184.32 89,579.52$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 184.32 29,859.84$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 184.32 29,859.84$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (164) 184.32 30,228.48$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (270) 184.32 49,766.40$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (800) 184.32 147,456.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 37 180.00 6,660.00$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,791 184.32 330,117.12$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,527 185.01 282,510.27$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,018 184.84 188,165.94$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7 184.71 1,292.97$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,093 184.32 938,741.76$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,687 184.32 310,947.84$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 185.16 370.32$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 58 184.54 10,703.37$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 184.76 369.52$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,566 185.04 659,845.51$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 24 184.32 4,423.68$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 694 184.70 128,179.18$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 31 184.32 5,713.92$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 31 184.32 5,713.92$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 15 184.32 2,764.80$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,936 184.32 356,843.52$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 509 184.94 94,133.80$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,645 185.01 489,351.45$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,234 184.32 227,450.88$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,668 184.32 2,519,285.76$ 12-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 184.32 20,275.20$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 14,033 - -$ 12-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 2,024 - -$ 12-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (137) 184.32 25,251.84$ 12-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity In-kind transaction to receive the shares/par/units 24 - -$ 12-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 248 185.01 45,882.48$ 12-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (159) 185.01 29,416.59$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (854) - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (89,570) - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (595) - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,078 - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,179) - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 613 - -$ 12-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,000 - -$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 184.32 8,663.04$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (618) 189.02 116,814.86$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,032) 189.52 2,280,335.85$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,350) 189.59 1,203,865.55$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,662) 189.31 693,253.22$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,360) 189.31 1,014,701.60$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3) 187.45 562.35$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 188.94 13,981.78$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,982) 184.32 733,962.24$ 15-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,663) 187.98 312,603.09$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 189.31 17,416.52$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,744) 189.31 1,466,016.64$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (546) 189.31 103,363.26$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 189.31 15,334.11$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (39) 189.31 7,383.09$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6) 188.70 1,132.21$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 189.03 1,512.22$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,563) 189.31 295,891.53$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,936) 189.31 366,504.16$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,725) 188.86 325,788.00$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 189.31 52,249.56$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (170) 189.31 32,182.70$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 189.31 46,002.33$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (360) 189.31 68,151.60$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 189.31 45,434.40$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38,474 184.32 7,091,527.68$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 47 184.32 8,663.04$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,999 189.31 378,430.69$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,056 188.38 575,689.28$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,249 188.42 423,757.82$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 135 188.84 25,493.51$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,982 188.96 752,429.35$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76,416 184.32 14,084,997.12$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 596 189.31 112,828.76$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 145 189.11 27,420.93$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 430 189.35 81,419.58$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,990 189.44 2,271,346.99$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,936 189.31 366,504.16$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 366 188.85 69,119.29$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 311 189.17 58,831.68$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,577 189.26 2,001,766.11$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 276 189.31 52,249.56$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,479 189.31 279,989.49$ 15-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 84 189.31 15,902.04$ 15-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 39,232 - -$ 15-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Buy 319 189.93 60,587.67$ 15-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 111 189.31 21,013.41$ 15-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,563 - -$ 15-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (82) 189.31 15,523.42$ 15-Jun-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Sell (520) 188.12 97,821.20$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (20,448) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (21,165) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,535) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,618) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (416) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (14,990) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (54,437) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (383) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30) - -$ 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 900 - -$ 37/45

TRADES FOR RELEVANT PERIOD Appendix 15-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 644 - -$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,467) 188.72 276,852.24$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,391) 188.64 1,960,109.68$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,984) 189.26 753,992.12$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 188.89 944.44$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,995) 188.72 565,216.40$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (123) 187.95 23,118.08$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (5,813) 188.06 1,093,188.20$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (486) 188.71 91,713.25$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (375) 188.72 70,770.00$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,001) 189.31 757,429.31$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (571) 188.96 107,898.10$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (171) 188.72 32,271.12$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,674) 188.72 315,917.28$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (528) 188.72 99,644.16$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (324) 188.72 61,145.28$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 188.72 30,572.64$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (154) 188.72 29,062.88$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,918) 188.86 551,094.36$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,492) 188.72 470,290.24$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (182) 188.72 34,347.04$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (405) 188.72 76,431.60$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (360) 188.72 67,939.20$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (420) 188.72 79,262.40$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (240) 188.72 45,292.80$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (664) 188.72 125,310.08$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (246) 188.72 46,425.12$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (480) 188.72 90,585.60$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (111) 188.72 20,947.92$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,399) 188.93 1,208,974.59$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,844) 188.83 537,020.29$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,422) 189.30 269,191.28$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 188.93 17,381.26$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,403 188.72 1,397,094.16$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,001 188.87 755,657.65$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 302 188.70 56,986.43$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 9 188.72 1,698.48$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 519 188.72 97,945.68$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 140 188.72 26,420.80$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 999 188.72 188,531.28$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 60 188.72 11,323.20$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 58 188.72 10,945.76$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 604 188.72 113,986.88$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,937 188.75 1,309,349.86$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 364 189.20 68,869.25$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,258 188.92 2,315,836.01$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 237 188.87 44,761.64$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 188.72 3,963.12$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 170 188.72 32,082.40$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 440 188.72 83,036.80$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (222,253) - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (111,205) - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (333,458) - -$ 16-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (29,205) - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 333,458 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 105,479 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 227,979 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,584 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 11,433 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,983 - -$ 16-Jun-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Buy 200 - -$ 16-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 615 188.72 116,062.80$ 16-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,042 - -$ 16-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (7,560) 189.64 1,433,694.28$ 16-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 263 188.00 49,444.00$ 16-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (175) 188.00 32,900.00$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (489) - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,988) - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 15,047 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,078 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,502 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 6,259 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,339 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 70,000 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 480 - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (18,552) - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (10,000) - -$ 16-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 28,000 - -$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (596) 188.72 112,477.12$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (35) 188.21 6,587.35$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (50) 188.03 9,401.50$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (76) 188.60 14,333.60$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,567) 188.72 5,768,604.24$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9) 187.14 1,684.22$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (92) 188.72 17,362.24$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,971) 188.72 371,967.12$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 186.91 9,158.59$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (722) 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 186.91 9,158.59$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (722) 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,106) 186.91 3,944,922.46$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (33) 186.91 6,168.03$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (722) 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,317) 188.40 624,922.80$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,157) 188.78 4,937,918.46$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (197) 186.91 36,821.27$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (367) 186.91 68,595.97$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (380) 186.91 71,025.80$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,120) 187.48 1,334,880.38$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (816) 186.91 152,518.56$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (64) 186.91 11,962.24$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (528) 186.91 98,688.48$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,928) 188.03 550,539.09$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (141) 187.33 26,413.08$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26,157) 188.78 4,937,918.46$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,794) 186.92 335,329.86$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (132) 186.91 24,672.12$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (420) 186.91 78,502.20$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 186.91 8,224.04$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 186.91 30,279.42$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,555) 188.19 669,010.47$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,133) 188.04 401,088.47$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 35 188.21 6,587.35$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 188.03 9,401.50$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 76 188.60 14,333.60$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,567 188.72 5,768,604.24$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,567 188.72 5,768,604.24$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 12,000 186.91 2,242,920.00$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 530 186.81 99,011.19$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 245 188.61 46,209.60$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,971 187.61 369,776.78$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 92 187.62 17,261.47$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 141 187.49 26,436.63$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,877 186.91 1,285,380.07$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11 186.38 2,050.21$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 82 187.64 15,386.08$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 18 187.63 3,377.37$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 186.40 186.40$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 179 188.88 33,810.31$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,116 187.55 959,523.21$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 34,202 186.91 6,392,695.82$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 186.91 9,158.59$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 722 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 186.91 9,158.59$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 722 186.91 134,949.02$ 38/45

TRADES FOR RELEVANT PERIOD Appendix 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,106 186.91 3,944,922.46$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 722 186.91 134,949.02$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 188.51 22,432.12$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,157 188.78 4,937,918.46$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 75 186.91 14,018.25$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 305 186.91 57,007.55$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15 188.25 2,823.74$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,349 187.63 816,000.26$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,287 187.86 993,213.87$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,463 187.45 1,398,908.33$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,688 188.13 1,070,098.89$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 26,157 188.78 4,937,918.46$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 665 186.92 124,298.87$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 132 186.91 24,672.12$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (1,000) - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (399,780) - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 152,190 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 177,810 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,366 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 5,073 - -$ 17-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 8,561 - -$ 17-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 6,000 - -$ 17-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 193 188.40 36,361.20$ 17-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 554 188.40 104,373.60$ 17-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (108) 188.40 20,347.20$ 17-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (45) 188.40 8,478.00$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 14,591 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,464) - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,066) - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 40,000 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,080 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 10,806 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,343 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,066 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 263 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (263) - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (104,119) - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,089 - -$ 17-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,911 - -$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (463) 186.91 86,539.33$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (588) 186.91 109,903.08$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (273) 186.91 51,026.43$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (308) 186.91 57,568.28$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,830) 186.91 902,775.30$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,500) 184.54 3,967,702.45$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,057) 186.37 569,733.09$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,031) 186.37 378,517.47$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (26) 183.09 4,760.34$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,370) 183.09 983,193.30$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (141) 186.91 26,354.31$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (213) 183.09 38,998.17$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (81) 183.09 14,830.29$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (186) 183.09 34,054.74$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (570) 184.82 105,346.97$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (318) 183.38 58,315.82$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,959) 183.19 4,022,614.99$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (750) 183.09 137,317.50$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 183.09 32,956.20$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,844) 184.79 525,555.56$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,173) 183.09 1,862,574.57$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 463 186.91 86,539.33$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 588 186.91 109,903.08$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 273 186.91 51,026.43$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,830 186.91 902,775.30$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 118 183.20 21,617.86$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 72 183.08 13,182.06$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16 183.14 2,930.31$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36 183.06 6,590.33$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 527 182.93 96,406.27$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,877 182.98 343,444.86$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 888 182.90 162,413.37$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 566 182.78 103,453.08$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,912 182.86 349,628.59$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 129 182.64 23,560.56$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 363 182.64 66,300.02$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 791 182.63 144,459.44$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 558 182.51 101,840.21$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,601 182.40 292,022.98$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 546 182.48 99,636.34$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,784 183.09 875,902.56$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,218 186.37 226,998.66$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 186 184.28 34,275.66$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 752 183.84 138,251.16$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 183.06 366.11$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,908 183.09 898,605.72$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,353 183.09 2,078,620.77$ 18-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,439 183.09 263,466.51$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 978 183.09 179,062.02$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,100 180.01 1,818,101.00$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 777 183.16 142,313.48$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 311 183.09 56,940.99$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,244 183.09 3,523,383.96$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,844 184.79 525,555.45$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,583 183.09 2,120,731.47$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 648 184.79 119,742.36$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 114 183.09 20,872.26$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 845 186.37 157,482.65$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,685 182.70 307,855.57$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 10,000 - -$ 18-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 30,000 - -$ 18-Jun-26 J.P. MORGAN SECURITIES PLC Exchange Traded Derivatives - Option - Equity Buy 84,900 - -$ 18-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (247) 186.37 46,033.39$ 18-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (18) 186.37 3,354.66$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Sell (154) 186.37 28,700.98$ 18-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (317) 186.37 59,079.29$ 18-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (4,383) 186.37 816,859.71$ 18-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 111 183.09 20,322.99$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Sell (936) 186.37 174,442.32$ 18-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,029 - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 23,200 - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 12,991 - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (574) - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (192) - -$ 18-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (19,843) - -$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2) 178.50 357.00$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 178.50 13,209.00$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (125) 178.91 22,363.13$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (984) 177.37 174,532.08$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,957) 177.37 1,766,073.09$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (38) 178.76 6,792.71$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,505) 177.37 266,941.85$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 178.66 13,399.50$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,629) 177.37 288,935.73$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,072) 177.37 190,140.64$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (44) 177.37 7,804.28$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (11,470) 177.37 2,034,433.90$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (752) 183.09 137,683.68$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,320) 183.09 1,340,218.80$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,128) 177.37 200,073.36$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (134) 177.37 23,767.58$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32,025) 177.37 5,680,274.25$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,625) 177.37 465,596.25$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,676) 177.37 3,312,599.15$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (826) 177.37 146,507.62$ 39/45

TRADES FOR RELEVANT PERIOD Appendix 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 178.50 357.00$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 74 178.50 13,209.00$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 125 178.91 22,363.13$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,800 178.47 678,186.39$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 600 179.07 107,439.05$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 500 178.62 89,307.76$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 333 178.59 59,470.19$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 768 177.37 136,220.16$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 178.55 54,636.30$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 301 178.78 53,813.77$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,124 178.09 556,362.12$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 52,771 177.37 9,359,992.27$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8,140 177.37 1,443,791.80$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,902 177.37 514,727.74$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,395 178.91 1,323,027.72$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 49 177.37 8,691.13$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 46 177.37 8,159.02$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,687 177.37 476,593.19$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 9 177.37 1,596.33$ 19-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1,381 177.37 244,947.97$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,648 177.40 292,349.60$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,730 177.40 661,689.32$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,311 177.40 587,360.14$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,311 177.40 232,566.94$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,147 183.09 1,674,724.23$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31 178.56 5,535.50$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 36,738 177.37 6,516,219.06$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,437 177.37 2,738,060.69$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,454 177.37 257,895.98$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,735 177.37 307,736.95$ 19-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19 177.37 3,370.03$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 74 177.37 13,125.38$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (419) 177.37 74,318.03$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (306) 177.37 54,275.22$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 8,777 177.37 1,556,776.49$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (804) 177.37 142,605.48$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 226 177.37 40,085.62$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 28 178.56 4,999.76$ 19-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,173) 178.55 209,439.15$ 19-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,741) 178.55 310,855.55$ 19-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (3,115) 178.55 556,183.25$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 21,000 - -$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,414 - -$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,886 - -$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (356) - -$ 19-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 907 - -$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (120) 177.37 21,284.40$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,055) 177.37 187,125.35$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 177.37 709.48$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,946) 175.99 1,398,416.54$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,987) 175.99 1,053,652.13$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,912) 175.99 336,492.88$ 22-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (20) 175.99 3,519.80$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,311) 177.37 587,272.07$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (475) 177.37 84,250.75$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (553) 177.37 98,085.61$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,474) 177.37 261,443.38$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (155) 175.99 27,278.45$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 176.15 4,756.12$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,806) 175.99 317,837.94$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (27) 175.99 4,751.73$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (257) 176.59 45,383.96$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,364) 175.99 416,040.36$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (405) 175.99 71,275.95$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,133) 176.61 376,714.25$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 175.99 48,573.24$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (48) 175.99 8,447.52$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (840) 175.99 147,831.60$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (400) 175.99 70,396.00$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (410) 175.99 72,155.90$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 120 177.37 21,284.40$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4 177.37 709.48$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,953 175.99 343,708.47$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,946 175.99 1,398,416.54$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,577 175.99 629,516.23$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,987 175.99 1,053,652.13$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 124 177.00 21,948.00$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,146 176.38 378,510.31$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 137 176.52 24,182.94$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 553 176.37 97,532.85$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 448 176.68 79,152.23$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 176.35 20,985.11$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,804 176.44 318,293.76$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 439 176.32 77,403.07$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,879 175.99 1,210,635.21$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,474 176.33 259,905.98$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 44 176.43 7,763.00$ 22-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 208 175.99 36,605.92$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 71 176.02 12,497.16$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 122 176.02 21,474.00$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 155 175.99 27,278.45$ 22-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 298 176.88 52,708.75$ 22-Jun-26 J.P. MORGAN SE Equity Buy 1,806 175.99 317,837.94$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,457 176.53 433,735.02$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,154 176.03 731,213.04$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18 176.45 3,176.16$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 750 175.99 131,992.50$ 22-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,614 175.99 284,047.86$ 22-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (230) 176.86 40,678.17$ 22-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (81) 175.99 14,255.19$ 22-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to deliver the shares/par/units (396) - -$ 22-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (3,026) 175.99 532,545.74$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 19,893 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,253 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 495 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,300 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 477 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,700 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 11,630 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 580 - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (11,157) - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,700) - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (7,089) - -$ 22-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (87,911) - -$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 175.99 48,573.24$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8) 177.42 1,419.36$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (233) 177.56 41,371.48$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,150) 176.26 202,694.17$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,499) 176.02 439,873.98$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,822) 176.02 320,708.44$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,272) 176.02 1,103,997.44$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (44) 177.32 7,801.95$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (757) 176.30 133,455.41$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 177.20 708.78$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,879) 176.02 1,210,841.58$ 23-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (93) 176.02 16,369.86$ 23-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (150) 176.02 26,403.00$ 23-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (439) 176.02 77,272.78$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (276) 175.99 48,573.24$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (36,192) 175.99 6,369,430.08$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,936) 176.02 340,774.72$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,584) 176.02 278,815.68$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (229) 175.93 40,288.75$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 176.02 31,683.60$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (324) 176.02 57,030.48$ 40/45

TRADES FOR RELEVANT PERIOD Appendix 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,772) 176.02 663,947.44$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 176.02 28,515.24$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,408) 176.02 423,856.16$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (376) 176.02 66,183.52$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (312) 176.02 54,918.24$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18,195) 176.16 3,205,140.23$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,132) 176.02 903,334.64$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,904) 176.02 511,162.08$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (180) 176.02 31,683.60$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (420) 176.02 73,928.40$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (244) 176.22 42,996.53$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (125) 176.02 22,002.50$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 176.02 36,964.20$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,898) 176.02 1,918,265.96$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 8 177.42 1,419.36$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,589 176.02 279,695.78$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,499 176.02 439,873.98$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,822 176.02 320,708.44$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,969 176.02 1,050,663.38$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,297 176.06 228,343.59$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 182 176.05 32,040.44$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 447 176.05 78,692.74$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 638 176.25 112,446.34$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 176.34 20,983.92$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 108 176.44 19,056.01$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,651 176.20 467,098.38$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 329 176.21 57,973.71$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 233 177.67 41,396.92$ 23-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 248 176.02 43,652.96$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,904 176.02 511,162.08$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,697 175.84 650,087.99$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 42,212 176.09 7,433,209.65$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 443 176.22 78,066.02$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 335 176.02 58,966.70$ 23-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 2,408 - -$ 23-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,905) 176.02 335,318.10$ 23-Jun-26 JPMORGAN ASSET MANAGEMENT (ASIA PACIFIC) LIMITED Equity Sell (8,038) 176.05 1,415,106.78$ 23-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (610) 176.92 107,920.83$ 23-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (1,459) 176.02 256,813.18$ 23-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 396 - -$ 23-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (12,749) 176.02 2,244,078.98$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,104 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 30,000 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,400 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 13,000 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 927 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 5,946 - -$ 23-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,668 - -$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 176.02 12,145.38$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,159) 173.27 200,819.93$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (148) 173.27 25,643.96$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,434) 173.93 5,293,454.01$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (733) 173.92 127,483.36$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,093) 173.92 190,094.56$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,185) 176.02 208,583.70$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,153) 176.02 202,951.06$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (31) 173.92 5,391.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (35) 173.92 6,087.20$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (207) 173.92 36,001.44$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (4) 173.92 695.68$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (15) 173.92 2,608.80$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (1) 173.92 173.92$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (6) 173.92 1,043.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (6) 173.92 1,043.52$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (122) 173.92 21,218.24$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (107) 173.92 18,609.44$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (28) 173.92 4,869.76$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (491) 173.92 85,394.72$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (26) 173.92 4,521.92$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 173.92 28,175.04$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (352) 173.92 61,219.84$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (210) 173.92 36,523.20$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,508) 173.12 261,071.29$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (74) 173.92 12,870.08$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 173.92 15,304.96$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (189) 172.59 32,620.08$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (11) 172.47 1,897.22$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,566) 174.53 273,313.98$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,219) 173.12 557,285.25$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,955) 173.87 1,035,370.91$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (239) 173.67 41,508.04$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (102) 172.83 17,628.98$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (216) 173.92 37,566.72$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (160) 173.92 27,827.20$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (18) 173.92 3,130.56$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (212) 173.92 36,871.04$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (272) 173.92 47,306.24$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 173.92 3,304.48$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19) 173.92 3,304.48$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,343) 173.92 407,494.56$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,159 173.27 200,819.93$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 620 173.92 107,830.40$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 18,807 173.92 3,270,913.44$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 173.13 20,601.95$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 190 173.13 32,895.45$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 172.56 1,725.62$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,578 173.08 446,207.78$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,153 173.08 199,557.05$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,472 172.62 426,727.21$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 169,853 173.92 29,540,833.76$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 170 172.80 29,375.60$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,357 172.37 233,905.70$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 39 173.92 6,782.88$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,332 172.72 2,302,737.04$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 19 173.92 3,304.48$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 5 173.92 869.60$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 16 173.92 2,782.72$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 17 173.92 2,956.64$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2 173.92 347.84$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 3 173.92 521.76$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 1 173.92 173.92$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 2,343 173.92 407,494.56$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,034 173.92 179,833.28$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,936 173.92 336,709.12$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2 173.92 347.84$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 812 173.92 141,223.04$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,783 173.92 310,099.36$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 567 173.12 98,159.27$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,989 174.05 1,216,416.38$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,142 172.66 542,496.40$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5 173.12 865.62$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 502 173.92 87,307.84$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 82 173.44 14,222.39$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 80 173.92 13,913.60$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (14,868) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (60,722) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (342,540) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (45,545) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (20,000) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (21,894) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (55,758) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (227,979) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (105,479) - -$ 24-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (86,086) - -$ 24-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 600,000 - -$ 41/45

TRADES FOR RELEVANT PERIOD Appendix 24-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,164 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 230 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (230) - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,836 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,500 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,381 - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,060) - -$ 24-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,060 - -$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,571) 173.92 273,228.32$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (118) 171.90 20,284.20$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (43) 169.31 7,280.33$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (335) 169.37 56,738.95$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (794) 171.25 135,972.50$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (802) 169.99 136,331.98$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,960) 169.99 503,170.40$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,278) 169.99 2,597,107.22$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7) 169.70 1,187.87$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 169.60 5,257.51$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (372) 169.65 63,110.41$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1) 169.77 169.77$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (99) 169.99 16,829.01$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (537) 169.99 91,284.63$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (124) 169.99 21,078.76$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,459) 173.92 1,471,189.28$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (153) 173.92 26,609.76$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (149) 173.92 25,914.08$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (153) 173.92 26,609.76$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (299) 173.92 52,002.08$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (528) 169.99 89,754.72$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,904) 169.99 493,650.96$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (201) 169.99 34,167.99$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (14,737) 170.00 2,505,353.16$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (326) 169.81 55,356.57$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (100) 169.65 16,965.09$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,071) 169.99 692,029.29$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (80) 169.99 13,599.20$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (385) 169.99 65,446.15$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (165) 169.99 28,048.35$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (256) 169.99 43,517.44$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (423) 169.99 71,905.77$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 118 171.90 20,284.20$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 335 169.37 56,738.95$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 794 171.25 135,972.50$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 346 171.93 59,486.29$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 579 169.99 98,424.21$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 38,266 169.99 6,504,837.34$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,397 170.25 748,585.39$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 304 170.55 51,846.55$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 119 170.10 20,242.16$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,133 170.44 193,113.53$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 907 170.60 154,732.49$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 229 170.47 39,037.54$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 278 170.56 47,415.51$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 171.18 1,027.10$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 105 169.97 17,846.59$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 140 169.87 23,781.96$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 597 169.87 101,414.87$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 25 169.99 4,249.75$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 55 170.88 9,398.48$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,245 170.24 552,444.98$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 537 169.99 91,284.63$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 69 169.99 11,729.31$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 124 169.99 21,078.76$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 299 173.92 52,002.08$ 25-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 153 173.92 26,609.76$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,840 169.99 822,751.60$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,957 169.99 332,670.43$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,252 169.99 1,062,777.48$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 108 170.34 18,397.24$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 17 169.99 2,889.83$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,263 169.99 724,667.37$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 679 169.99 115,423.21$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 336 169.99 57,116.64$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,735 169.99 634,912.65$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 291 171.25 49,833.75$ 25-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,698 169.82 288,354.53$ 25-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 205 171.32 35,119.74$ 25-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Sell (1,161) 169.99 197,358.39$ 25-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 810 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 600 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 36,914 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 974 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (62,193) - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,676 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (600) - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 230 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,604 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (230) - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,604) - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,080 - -$ 25-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,080) - -$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (69) 173.64 11,981.16$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,076) 173.64 1,055,036.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (40,176) 173.64 6,976,160.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30,238) 173.64 5,250,526.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (463) 173.64 80,395.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,938) 173.64 336,514.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,899) 173.64 850,662.36$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (9,577) 173.64 1,662,950.28$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,386) 173.64 935,225.04$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (173) 172.65 29,869.01$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,496) 173.64 1,127,965.44$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (172) 169.99 29,238.28$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 173.64 28,129.68$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (243) 173.64 42,194.52$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (30) 172.34 5,170.12$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24,170) 172.96 4,180,537.46$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,312) 172.69 226,571.51$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (695) 173.64 120,679.80$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 173.64 28,129.68$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (813) 172.00 139,835.93$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12) 172.72 2,072.66$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (6,603) 173.57 1,146,107.89$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,445) 173.64 424,549.80$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,326) 173.64 230,246.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (199) 173.64 34,554.36$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,839) 173.64 319,323.96$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (605) 173.64 105,052.20$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (85) 173.64 14,759.40$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (62) 173.64 10,765.68$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (423) 173.64 73,449.72$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (728) 173.64 126,409.92$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (90) 173.64 15,627.60$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 172.84 3,629.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21 172.65 3,625.55$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,500 173.64 434,100.00$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,379 173.64 5,275,009.56$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 282 173.64 48,966.48$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,076 173.64 1,055,036.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 40,176 173.64 6,976,160.64$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 30,238 173.64 5,250,526.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 463 173.64 80,395.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,147 172.89 198,301.97$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 306 172.65 52,831.37$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 550 173.64 95,502.00$ 42/45

TRADES FOR RELEVANT PERIOD Appendix 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,720 173.90 1,168,611.09$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,360 173.90 584,305.55$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,072 173.90 1,229,824.05$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 345 173.23 59,763.67$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 406 172.00 69,832.00$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,020 173.64 177,112.80$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,840 173.64 840,417.60$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 343 172.33 59,108.78$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 41 173.64 7,119.24$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 23,873 172.98 4,129,521.70$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,055 172.31 181,790.18$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 5,815 173.56 1,009,278.20$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,388 173.64 241,012.32$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 406 172.00 69,832.00$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 295 173.64 51,223.80$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,245 173.64 216,181.80$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 504 173.64 87,514.56$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 696 173.64 120,853.44$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 77 173.64 13,370.28$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (12,795) - -$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (10,000) - -$ 26-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow Return (6,000) - -$ 26-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (199) 173.64 34,554.36$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (5,946) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (6,259) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,863) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (480) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,888 - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,200 - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (2,200) - -$ 26-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 7,520 - -$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (205) 173.64 35,596.20$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (32) 172.26 5,512.32$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,966) 174.10 3,476,080.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,041) 174.10 2,618,638.10$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,516) 174.10 263,935.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,483) 174.10 258,190.30$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (260) 172.52 44,855.07$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,788) 174.09 833,550.03$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (110) 173.47 19,081.37$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,905) 174.10 679,860.50$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (804) 174.10 139,976.40$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,736) 174.10 3,436,037.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (345) 173.64 59,905.80$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (300) 173.64 52,092.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,071) 174.10 186,461.10$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10) 174.10 1,741.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (676) 173.64 117,380.64$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,904) 174.10 505,586.40$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 172.65 4,143.57$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (102) 174.10 17,758.20$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (446) 173.17 77,232.85$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (19,160) 174.01 3,333,942.74$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,350) 172.86 2,134,835.51$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (650) 174.10 113,165.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (320) 174.10 55,712.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (330) 174.10 57,453.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (935) 174.10 162,783.50$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (82) 174.10 14,276.20$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (84) 174.10 14,624.40$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 174.10 5,397.10$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 174.10 4,178.40$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (262) 174.10 45,614.20$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (444) 174.10 77,300.40$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (597) 174.10 103,937.70$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 205 173.64 35,596.20$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 32 172.26 5,512.32$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 418 174.10 72,773.80$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 19,966 174.10 3,476,080.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,041 174.10 2,618,638.10$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,165 174.10 376,926.50$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,516 174.10 263,935.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,483 174.10 258,190.30$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 53 174.13 9,229.15$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,527 171.22 261,452.94$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,112 172.74 192,081.75$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 404 172.82 69,820.94$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,792 174.04 311,874.46$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 174.10 52,230.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,152 174.44 724,265.66$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,076 174.44 362,132.83$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 4,394 174.44 766,479.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,720 172.89 1,161,839.08$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,360 172.89 580,919.54$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 7,137 172.89 1,233,935.34$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10 174.10 1,741.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 676 173.37 117,198.93$ 29-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 968 172.65 167,125.30$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,904 174.10 505,586.40$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 173.54 173.54$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,524 174.10 265,328.40$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,619 174.10 630,066.28$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 995 174.07 173,196.85$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,966 174.10 516,380.60$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 650 174.10 113,165.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 50 174.10 8,705.00$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 173.43 520.28$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 11,041 173.43 1,914,805.30$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,551 173.43 268,984.97$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,842 173.43 1,880,293.37$ 29-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,599 173.43 450,736.25$ 29-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 1,575 - -$ 29-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 58 174.10 10,097.80$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,873 - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 4,469 - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 17,192 - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 64,000 - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (30,700) - -$ 29-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 2,000 - -$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,968) 173.38 861,370.37$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (369) 172.51 63,656.19$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (186) 172.51 32,086.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,086) 172.51 3,637,545.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (15,840) 172.51 2,732,558.40$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (665) 172.65 114,815.16$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,058) 172.51 872,555.58$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (376) 172.51 64,863.76$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (76) 172.51 13,110.76$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (128) 174.10 22,284.80$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (186) 172.51 32,086.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (247) 172.51 42,609.97$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (12,860) 174.10 2,238,926.00$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Sell (382) 171.96 65,687.84$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (31) 172.51 5,347.81$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (132) 172.51 22,771.32$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (2,907) 172.51 501,486.57$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (3,706) 172.51 639,322.06$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,224) 172.51 728,682.24$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,359) 172.51 1,269,501.09$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4,057) 172.51 699,873.07$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (4) 172.51 690.04$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5) 172.51 862.55$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (583) 172.51 100,573.33$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (7,927) 172.56 1,367,919.11$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (93) 171.65 15,963.25$ 43/45

TRADES FOR RELEVANT PERIOD Appendix 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (21,385) 172.58 3,690,701.55$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (10,374) 172.51 1,789,618.74$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (385) 172.51 66,416.35$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (182) 172.51 31,396.82$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 172.51 27,946.62$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (49) 172.51 8,452.99$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (423) 172.51 72,971.73$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (24) 172.51 4,140.24$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (217) 172.51 37,434.67$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (28) 172.51 4,830.28$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (770) 172.51 132,832.70$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,814 172.29 312,538.78$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 202 172.51 34,847.02$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 172.51 517.53$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 15,840 172.51 2,732,558.40$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 21,086 172.51 3,637,545.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1 172.51 172.51$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,870 172.51 2,910,243.70$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 612 173.40 106,120.80$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,149 172.47 198,166.90$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 407 173.03 70,424.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 379 172.44 65,356.31$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 201 173.15 34,803.33$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,173 173.27 376,524.17$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 576 173.16 99,739.95$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 300 171.55 51,465.00$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,293 172.51 395,565.43$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,062 172.51 183,205.62$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3 172.14 516.42$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Buy 295 172.51 50,890.45$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 627 172.53 108,177.25$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 186 172.51 32,086.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 186 172.51 32,086.86$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 247 172.51 42,609.97$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 16,244 172.59 2,803,623.43$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,876 172.51 668,648.76$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 240 172.51 41,402.40$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 99 172.51 17,078.71$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,426 172.51 591,019.26$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 3,864 172.51 666,578.64$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 9,985 172.51 1,722,512.35$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 741 172.51 127,829.91$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 14,522 172.51 2,505,190.22$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 505 172.51 87,117.55$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 376 172.51 64,863.76$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 10,374 172.51 1,789,618.74$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 625 173.40 108,375.00$ 30-Jun-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 150 172.51 25,876.50$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow Return (10,601) - -$ 30-Jun-26 J.P. MORGAN SECURITIES PLC Equity Borrow 32,206 - -$ 30-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 343 172.51 59,170.93$ 30-Jun-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity In-kind transaction to receive the shares/par/units 525 - -$ 30-Jun-26 JPMORGAN ASSET MANAGEMENT (UK) LIMITED Equity Buy 31 172.51 5,347.81$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 3,732 - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 828 - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 749 - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 267 - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,016) - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (4,188) - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (112) - -$ 30-Jun-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (1,000) - -$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (254) 170.81 43,385.74$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (94) 170.81 16,056.14$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (787) 170.81 134,427.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (5,298) 170.81 904,951.38$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (230) 170.81 39,286.30$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (47) 172.71 8,117.16$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (162) 172.02 27,867.81$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (171) 171.89 29,393.77$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (1,693) 171.95 291,118.03$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (40) 170.81 6,832.40$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (289) 170.81 49,364.09$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Sell (38) 170.81 6,490.78$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (365) 170.81 62,345.65$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (1,587) 170.81 271,075.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (16,984) 170.81 2,901,037.04$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (480) 170.81 81,988.80$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (88) 170.81 15,031.28$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (162) 170.81 27,671.22$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (58) 170.81 9,906.98$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (75) 170.81 12,810.75$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (372) 170.81 63,541.32$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (423) 170.81 72,252.63$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (132) 170.81 22,546.92$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (20) 170.81 3,416.20$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (282) 170.81 48,168.42$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (136) 170.81 23,230.16$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (771) 170.81 131,694.51$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (188) 170.81 32,112.28$ 1-Jul-26 J.P. MORGAN PRIME INC. Equity On-Lend Return (17,008) - -$ 1-Jul-26 J.P. MORGAN SECURITIES LLC Equity On-Lend 33,612 - -$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity On-Lend 5,511 - -$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 94 170.81 16,056.14$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 6,991 170.81 1,194,132.71$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 787 170.81 134,427.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 230 170.81 39,286.30$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 47 170.81 8,028.07$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 31,488 170.88 5,380,535.43$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,813 170.81 309,678.53$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 102 171.80 17,523.11$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 88 171.37 15,080.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 1,945 172.39 335,290.33$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 63 172.13 10,844.37$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 110 171.49 18,863.47$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 279 172.01 47,989.81$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 91 172.33 15,682.32$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Buy 6 172.32 1,033.91$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,090 171.14 357,677.42$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 112 171.14 19,167.40$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 439 170.81 74,985.59$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 115 170.81 19,643.15$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 13,540 170.81 2,312,767.40$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,890 170.81 493,640.90$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,457 170.81 419,680.17$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Buy 2,682 170.81 458,112.42$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Borrow 1,400,000 - -$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 500 - -$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Adjustment 376 - -$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Adjustment 3 - -$ 1-Jul-26 J.P. MORGAN SECURITIES PLC Equity Adjustment 3,632 - -$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Borrow 22,000 - -$ 1-Jul-26 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Adjustment (31) - -$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 133 170.81 22,717.73$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (1,816) 173.08 314,309.28$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Sell (351) 173.08 60,750.31$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Buy 100 173.07 17,307.00$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Sell (1,508) 173.08 261,001.32$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Transfer In 267 - -$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Transfer In 369 - -$ 1-Jul-26 J.P. MORGAN SECURITIES LLC Equity Transfer Out (369) - -$ 1-Jul-26 J.P. MORGAN SECURITIES LLC Equity Transfer Out (267) - -$ 1-Jul-26 J.P. MORGAN INVESTMENT MANAGEMENT INC. Equity Adjustment (1,476) - -$ 1-Jul-26 JPMORGAN ASSET MANAGEMENT (JAPAN) LIMITED Equity Adjustment (2,843) - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow Return (248) - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 1,563 - -$ 44/45

TRADES FOR RELEVANT PERIOD Appendix 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 425 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 67,448 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 8,481 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 356 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 16,836 - -$ 1-Jul-26 JPMORGAN CHASE BANK, N.A. Equity Borrow 9,376 - -$ Balance at end of relevant period 19,088,697.23 45/45

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement (“GMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and BARCLAYS CAPITAL SECURITIES LIMITED ( “Borrower”) Transfer date Settlement Date: 11-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and BNP Paribas Financial Markets (Borrower) Transfer date Settlement Date 15-Jun-2026 24-Jun-2026 26-Jun-2026 29-Jun-2026 30-Jun-2026 01-Jul-2026 03-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Bofa Securities, Inc. ( “Borrower”) Transfer date Settlement date 19-Jun-2026 24-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Citigroup Global Markets Limited (Borrower) Transfer date Settlement Date 20-May-2026 26-May-2026 29-May-2026 02-Jun-2026 04-Jun-2026 10-Jun-2026 16-Jun-2026 18-Jun-2026 19-Jun-2026 24-Jun-2026 25-Jun-2026 30-Jun-2026 02-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Master Securities Lending Agreement (“MSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs & Co. LLC ( “Borrower”) Transfer date Settlement Date 02-Apr-2026 15-Apr-2026 21-Apr-2026 23-Apr-2026 28-Apr-2026 19-May-2026 20-May-2026 25-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out as per the rights of the borrower as stated in the MSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Goldman Sachs International (Borrower) Transfer date Settlement Date 09-Jul-2025 26-Aug-2025 03-Sep-2025 24-Nov-2025 25-Nov-2025 16-Mar-2026 19-Mar-2026 30-Mar-2026 10-Apr-2026 13-Apr-2026 28-Apr-2026 28-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement (“GMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and JEFFERIES INTERNATIONAL LIMITED ( “Borrower”) Transfer date Settlement Date 15-Apr-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Macquarie Bank Limited(Borrower) Transfer date Settlement Date 12-Mar-2026 16-Mar-2026 26-Mar-2026 16-Jun-2026 17-Jun-2026 19-Jun-2026 22-Jun-2026 23-Jun-2026 24-Jun-2026 25-Jun-2026 26-Jun-2026 29-Jun-2026 03-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Merrill Lynch International(Borrower) Transfer date Settlement Date 17-Feb-2026 27-Mar-2026 01-Apr-2026 10-Apr-2026 17-Apr-2026 23-Apr-2026 08-May-2026 11-May-2026 15-May-2026 26-May-2026 27-May-2026 29-May-2026 04-Jun-2026 05-Jun-2026 09-Jun-2026 11-Jun-2026 17-Jun-2026 18-Jun-2026 19-Jun-2026 24-Jun-2026 25-Jun-2026 26-Jun-2026 30-Jun-2026 01-Jul-2026 02-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. International PLC (Borrower) Transfer date Settlement Date 12-Mar-2026 17-Mar-2026 18-Mar-2026 19-Mar-2026 24-Mar-2026 31-Mar-2026 01-Apr-2026 14-Apr-2026 21-Apr-2026 30-Apr-2026 20-May-2026 29-May-2026 02-Jun-2026 09-Jun-2026 10-Jun-2026 11-Jun-2026 15-Jun-2026 16-Jun-2026 17-Jun-2026 23-Jun-2026 25-Jun-2026 26-Jun-2026 29-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley Australia Securities Limited (Borrower) Transfer date Settlement Date 15-May-2026 18-May-2026 27-May-2026 22-Jun-2026 26-Jun-2026 29-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and NATIONAL AUSTRALIA BANK LIMITED (“Borrower”) Transfer date Settlement Date 08-May-2026 14-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Nomura International PLC (Borrower) Transfer date Settlement Date 01-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Australian Master Securities Lending Agreement (“AMSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and ROYAL BANK OF CANADA - SYDNEY (“Borrower”) Transfer date Settlement Date 12-May-2026 19-May-2026 28-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and UBS AG London Branch (Borrower) Transfer date Settlement Date 18-Jun-2026 23-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement BNP Paribas Fund Securities Services S.C.A.(“lender”), J.P. Morgan Securities Australia Limited (“borrower”) Transfer date Settlement Date 08-May-2026 26-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the other lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) ("lender"), J.P. Morgan Securities Australia Limited ('borrower') Transfer date Settlement Date 19-Jun-2026 24-Jun-2026 01-Jul-2026 02-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any securities or equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exception Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Australian Master Securities Lending Agreement ("AMSLA") Parties to agreement National Australia Bank Limited ('lender'), J.P. Morgan Securities Australia Limited ('borrower) Transfer date Settlement Date 08-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4.3 of the standard form AMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement State Street Bank and Trust Company ("lender") and J.P. Morgan Securities Australia Limited ("borrower") Transfer date Settlement Date 29-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement ABU DHABI INVESTMENT AUTHORITY (HSBC GULF FUND (TP EQ) 2021) ('lender'), J.P. Morgan Securities PLC ('borrower) Transfer date Settlement Date 08-Oct-2025 10-Jun-2026 19-Jun-2026 Holder of voting rights Party holding collateral that has the voting rights. Are there any restriction on voting rights No, unless separately agreed to the contrary. If yes, detail NA Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail This right is subject to the requirement that the borrower deliver alternative collateral acceptable to the lender and also to the mark to market requirements of ss 5.4 and 5.5 of this agreement. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities on any business day by giving such notice as agreed by the parties. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Equivalent Securities must be returned. If yes, detail any exceptions Absent default, there are no exceptions. Statement No

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement BANK JULIUS BAER & CO. AG vs JPMS PLC Transfer date Settlement Date 10-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement Blackrock Advisors (UK) Limited ("lender") and J.P. Morgan Securities plc ("borrower") Transfer date Settlement Date 04-Dec-2025 01-Apr-2026 10-Apr-2026 13-Apr-2026 15-Apr-2026 22-Apr-2026 24-Apr-2026 29-Apr-2026 15-May-2026 26-May-2026 29-May-2026 18-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes

If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes. If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Overseas Securities Lender's Agreement ("OSLA") Parties to agreement J.P. Morgan Securities Plc ("borrower") and Citibank N.A. acting as Agent ("lender") Transfer date Settlement Date 15-Jan-2026 04-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 08-Oct-2025 23-Apr-2026 12-May-2026 19-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement HSBC Bank plc (as agent) and J.P. Morgan Securities plc Transfer date Settlement Date 08-Oct-2025 21-Nov-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery on a business day if notice of redelivery has been given within the standard market settlement period. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time provided notification is given by the lender within standard market settlement period for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) J.P. Morgan Securities plc (“borrower”) Transfer date Settlement Date 21-Oct-2025 24-Nov-2025 06-Jan-2026 13-Apr-2026 14-Apr-2026 05-May-2026 15-May-2026 03-Jun-2026 05-Jun-2026 10-Jun-2026 17-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(vi) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes

If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Master Overseas Securities Borrowing Agreement Parties to agreement J.P. Morgan Securities Plc ("borrower") and The Northern Trust Company as agent ("lender") Transfer date Settlement Date 21-Oct-2025 12-Dec-2025 02-Apr-2026 07-May-2026 05-Jun-2026 10-Jun-2026 16-Jun-2026 17-Jun-2026 02-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is in clause 4(B)(vi) of the agreement. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions

Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and State St Bank and Trust Company as agent ("lender") Transfer date Settlement Date 21-Oct-2025 19-Nov-2025 04-Dec-2025 01-May-2026 15-May-2026 23-Jul-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes

If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Overseas Securities Lender’s Agreement (“OSLA”) Parties to agreement The Bank of New York Mellon Corporation (formerly known as The Bank of New York) (acting as agent) (“lender”), J.P. Morgan Securities Plc (“borrower”) Transfer date Settlement Date 08-Oct-2025 03-Dec-2025 20-Feb-2026 08-Apr-2026 05-May-2026 08-May-2026 15-May-2026 27-May-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavours to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavours to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 4(B)(ii) of the standard form OSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender’s instructions.

Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.

Appendix: Prescribed information pursuant to securities lending transaction disclosed under the substantial shareholding notice filed with ASX. Date: 03-Jul-2026 Company’s name: RIO TINTO LTD ISIN: AU000000RIO1 Date of change of relevant interests: 01-Jul-2026 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement J.P. Morgan Securities plc ("borrower") and UBS Switzerland AG ("lender") Transfer date Settlement Date 17-Jun-2026 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower shall have no obligation to arrange for voting rights to be exercised in accordance with the instructions of the other party, unless otherwise agreed between the parties. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has the right to terminate a loan and redeliver all and any equivalent securities due and outstanding to the lender in accordance with lender's instructions and lender shall accept such redelivery. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered. The borrower must return the securities not later than the expiry of such notice in accordance with the lender’s instructions.

Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.